Exhibit 99.1

NOTICE OF 2025 ANNUAL GENERAL SHAREHOLDER MEETING AND MANAGEMENT PROXY CIRCULAR ANNUAL GENERAL MEETING MAY 8, 2025

What’s inside

8	The Board of Directors’ letter to shareholders	43

9	Compensation discussion & analysis	47

10	President and CEO compensation	59

11	Compensation of our named executive officers	62

12	Other important information	78

13	Caution regarding forward-looking statements	80

14	Schedule A – Shareholder proposals	81

15	Schedule B – Change of auditor	84

Five ways

to vote

by proxy

Voting by proxy is the easiest way to vote

Please refer to the proxy form or voting instruction form provided to you or to section 2, entitled About voting your shares, for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

Letter from the Chair of the Board

and the President and Chief Executive Officer

Dear fellow shareholders,

To enable shareholders across the country and abroad to attend and participate in the meeting, and in alignment with our sustainability practices and our communications technology and services business, the 2025 BCE Annual General Shareholder Meeting will be available via live video webcast only at https://bce.lumiconnect.com/400-188-704-030 at 9:30 a.m. (Eastern time) on Thursday, May 8, 2025. Please refer to section 2.1, entitled How to participate and vote, under the headings Attending and participating at the meeting and How to ask questions, for further details.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important and we facilitate voting by enabling you to vote by proxy prior to the meeting. We encourage you to do so and have enabled voting online, by phone, by email, by fax or by mail. You can also vote by attending the virtual meeting online. Please refer to the instructions in section 2.1, entitled How to participate and vote, for further details.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors, our corporate governance practices, reports from the standing committees of the Board, and shareholder proposals. The circular also contains detailed information about our philosophy, policies and programs for executive compensation and how the Board receives input from shareholders on these matters.

At the meeting, we will review our strategy, financial position, business operations and the value we deliver to shareholders. We also look forward to responding to your questions.

Thank you for your continued confidence in BCE.

Sincerely,

Gordon M. Nixon	Mirko Bibic
Chair of the Board	President and CEO
March 6, 2025

1

Summary

Below are highlights of some of the important information you will find in this management proxy circular (circular). These highlights do not contain all the information that you should consider. You should therefore read the circular in its entirety before voting.

Shareholder voting matters

	Board vote recommendation	Page reference for more information

Election of 13 Directors	FOR each nominee	9 and 11

Appointing Ernst & Young LLP as Auditors	FOR	9 and 84

Advisory Resolution on Executive Compensation	FOR	10 and 42

Shareholder Proposals described in Schedule A	AGAINST	10 and 81

Our director nominees memberships Committee fund Board and committee attendance 2024 Other public boards Name and and region Director Independent Age since Position Audit Compensation Governance Riskpension Top four competenciesM. Bibic 57 2020 President and CEO – 100% 1CEO/Senior ManagementMedia/Content Ontario BCE Inc. and BellGovernment/RegulatoryTelecommunications Canada Affairs R.P. Dexter 73 2014 Chair and CEO – 100% 1Corporate ResponsibilityHuman Resources/ Nova Scotia Maritime Travel Inc.Governance Compensation Retail/CustomerK. Lee 61 2015 Corporate Director 95.7% 1Accounting/FinanceGovernance OntarioCEO/Senior ManagementRisk ManagementM.F. Leroux 70 2016 Corporate Director C 100% 2Accounting/FinanceCorporate Responsibility QubecCEO/Senior ManagementGovernanceS.A. Murray 69 2020 Corporate Director C 100% 2CEO/Senior ManagementHuman Resources/ OntarioGovernance Compensation Investment Banking/ Mergers & Acquisitions G.M. Nixon 68 2014 Corporate Director – 100% 2CEO/Senior ManagementHuman Resources/ Ontario Chair of the Board – Governance Compensation BCE Inc. and BellInvestment Banking/ Canada Mergers & Acquisitions L.P. Pagnutti 66 2020 Corporate Director C 100% 0Accounting/FinanceGovernance OntarioCEO/Senior ManagementRisk ManagementC. Rovinescu 69 2016 Corporate Director C 100% 2CEO/Senior ManagementRetail/Customer OntarioHuman Resources/Risk Management CompensationK. Sheriff 67 2017 Corporate Director 100% 1CEO/Senior ManagementTechnologyOntarioRisk ManagementTelecommunicationsJ. Tory 69 2021 Corporate Director 100% 1CEO/Senior ManagementHuman Resources/ OntarioCorporate Responsibility Compensation Retail/CustomerL. Vachon 62 2022 Operating Partner – 100% 1CEO/Senior ManagementRetail/Customer Qubec J.C. Flowers & Co.Human Resources/Risk Management CompensationJ. Wibergh 61 2023 Corporate Director 94.1% 2CEO/Senior ManagementTechnologyBarbadosCybersecurityTelecommunicationsC. Wright 51 2021 President – Wittington 95.7% 3(1)CEO/Senior ManagementGovernment/ Ontario Investments, LimitedGovernance Regulatory Affairs• Investment Banking/ Mergers & Acquisitions (1) In connection with being President of Wittington Investments, Limited, the controlling shareholder of George Weston Limited, Loblaw Companies Limited and Choice Properties REIT, C. Wright is a director of each of these companies, which are all affiliates in the Weston group.

2	BCE INC. 2025 PROXY CIRCULAR

Corporate governance

BCE’s Board of Directors (Board) and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our corporate governance practices and ethical business conduct by adopting best practices and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the Corporation.

Board information and governance best practices

13	Size of Board

12	Independent Directors

99.0%	2024 Board and Committee Director Attendance Record

✓	Board Committee Members Are All Independent

✓	Board Diversity Policy and Target for Gender Representation

✓	Annual Election of All Directors

✓	Directors Elected Individually

✓	Majority Voting for Directors

✓	Separate Chair and CEO

✓	Board Interlocks Guidelines

✓	Directors’ Tenure Guidelines

✓	Board Renewal: 6 Non-Executive Director Nominees ≤7 Years Tenure Average Tenure = 5.69 years

✓	Share Ownership Guideline for Directors and Executives

✓	Code of Business Conduct and Ethics Program

✓	Annual Advisory Vote on Executive Compensation

✓	Formal Board Evaluation Process

✓	Board Risk Oversight Practices

✓	ESG Strategy Reviewed by Board

✓	Robust Succession Planning

Executive compensation

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the Corporation offers a competitive total compensation package, with target positioning at the 60th percentile of the comparator group for strong performers.

•	BASE SALARY: rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group.

•	ANNUAL INCENTIVE: encourages strong performance against yearly corporate and individual objectives.

•	LONG-TERM INCENTIVE: aligns with long-term interests of shareholders.

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. They are structured to create sustainable value for shareholders by attracting, motivating and retaining the executive officers needed to drive the business strategy, and rewarding them for delivering on our goal of advancing how Canadians connect with each other and the world, through the successful execution of our six strategic imperatives. As noted in the Compensation Discussion & Analysis, the Long-term incentive plan (LTIP) is comprised of 50% Restricted share units (RSUs) and 50% Performance share units (PSUs). No stock options have been granted since 2020.

2024 Target pay at risk (1)

(1)

Based on 2024 target base salary. Pay at risk is annual short-term incentive plan, RSU awards and PSU awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

Highlights

•	Approved our strategic plan, taking into account the opportunities and risks of the business units for the upcoming year. Details on page 20.

•	Robust process in place to identify and monitor risks to which our business is exposed (including relating to cybersecurity and artificial intelligence). Details on pages 21 and 22.

•	Experience with corporate responsibility risks and opportunities, including climate-related matters. Details on pages 25, 30 and 31.

•	Conducted a comprehensive assessment of the effectiveness and performance of the Board and its committees. Details on page 26.

Overview of executive compensation best practices adopted by BCE

•	Stringent share ownership requirements.

•	Emphasis on pay at risk for executive compensation.

•	Double trigger change-in-control policy.

•	Anti-hedging policy on share ownership and incentive compensation.

•	Clawbacks for the President & CEO and all EVPs as well as all option holders.

•	Caps on BCE Supplemental Executive Retirement Plans (SERP) and annual bonus payouts, in addition to long-term incentive grants.

•	Vesting criteria aligned to shareholder interests.

Details on page 50.

3

Notice of 2025 annual general shareholder meeting and meeting materials 1

1	Notice of 2025 annual general shareholder meeting and meeting materials

Your vote is important

As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or online at the virtual meeting.

In this document, you, your and shareholder mean the common shareholders of BCE. We, us, our, Corporation and BCE mean, as the context may require, either BCE Inc., or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates, unless otherwise indicated. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. The information in this document is provided as at March 6, 2025, unless otherwise indicated.

When	Thursday, May 8, 2025, 9:30 a.m. (Eastern time)

Virtual meeting	Virtual-only meeting via live video webcast at https://bce.lumiconnect.com/400-188-704-030

What the meeting is about	1.	receiving the financial statements for the year ended December 31, 2024, including the auditors’ reports
	2.	electing 13 directors who will serve until the end of the next annual shareholder meeting
	3.	appointing Ernst & Young LLP as auditors who will serve until the end of the next annual shareholder meeting
	4.	considering an advisory (non-binding) resolution on executive compensation
	5.	considering the three shareholder proposals described in Schedule A of this circular that are properly introduced at the meeting
The meeting may also consider other business that properly comes before it.

You have the right to vote	You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 17, 2025.

You have the right to vote your shares on items 2 to 5 listed above and any other items that may properly come before the meeting or any adjournment.

Meeting materials

As permitted by Canadian securities regulators, we are using notice-and-access to deliver this circular and our annual financial report (meeting materials) to both our registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares, but, instead of receiving a paper copy of the meeting materials, you will receive a notice with information about how you can access the meeting materials electronically and how to request a paper copy. The meeting materials are available at www.meetingdocuments.com/TSXT/bce, on our website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

You may request a paper copy of the meeting materials at no cost up to one year from the date the meeting materials were filed on SEDAR+. You may make such a request at any time prior to the meeting at www.meetingdocuments.com/TSXT/bce or by contacting our transfer agent, TSX Trust Company (TSXT), at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) and following the instructions. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:45 p.m. (Eastern time) on April 21, 2025 (this factors the three business day period for processing requests as well as typical mailing times). After the meeting, requests may be made to our Investor Relations Group by calling 1-800-339-6353.

Approval of this circular	The Board has approved the content of this circular and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board,

Melanie Schweizer Senior Vice-President, Corporate Services and Corporate Secretary Montréal, Québec March 6, 2025

4	BCE INC. 2025 PROXY CIRCULAR

About voting your shares 2

2	About voting your shares

2.1	How to participate and vote

The record date for determining shareholders entitled to vote is March 17, 2025. You have one vote for each common share you hold on that date. As at March 6, 2025, 921,824,604 common shares were outstanding.

Registered shareholders

You are a registered shareholder when your name appears on your share certificate or your direct registration statement. Your proxy form tells you whether you are a registered shareholder.

OPTION 1 By proxy (proxy form)

You may give your voting instructions in the following manner:

Internet Go to www.meeting-vote.com and follow the instructions.

Telephone Call 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) from a touch-tone phone for an agent to help you vote online.

Fax or Email Complete your proxy form and return it by fax to 416-595-9593,

or scan and email to proxyvote@tmx.com.

Mail Complete your proxy form and return it in the prepaid envelope provided.

Our transfer agent, TSXT, must receive your proxy form or you must have voted by Internet or telephone before noon (Eastern time) on May 6, 2025.

OPTION 2 At the virtual meeting

Registered shareholders may vote at the meeting by voting online during the meeting, as further described below under Attending and participating at the meeting.

Non-registered shareholders

You are a non-registered shareholder when an intermediary (a bank, trust company, securities broker or other financial institution) holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

OPTION 1 By proxy (voting instruction form)

You may give your voting instructions in the following manner:

Internet Go to www.ProxyVote.com and follow the instructions. You will need the 16-digit Control Number located on your voting instruction form.

Telephone

Call 1-800-474-7493 (English) or 1-800-474-7501 (French).

You will need the 16-digit Control Number located on your voting instruction form. If you vote by telephone, you cannot appoint anyone other than the directors named on your voting instruction form as your proxyholder.

Mail Complete your voting instruction form and return it in the prepaid envelope provided.

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before noon (Eastern time) on May 6, 2025. If you vote by Internet or telephone, you must do so prior to noon (Eastern time) on May 5, 2025.

Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to TSXT by mail, fax or email before noon (Eastern time) on May 6, 2025.

OPTION 2 At the virtual meeting

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the meeting but will be able to attend the meeting as a guest. This is because we and TSXT, our transfer agent, do not have a record of the non-registered shareholders of the company and, as a result, will have no knowledge of your shareholdings or entitlement to participate or vote unless you appoint yourself as proxyholder.

If you are a non-registered shareholder and wish to participate and vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all of the applicable instructions, including meeting the deadline, provided by your intermediary. See Appointment of a third party as proxy and Attending and participating at the meeting below.

5

About voting your shares 2

Appointment of a third party as proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the BCE proxyholders named in the form of proxy or voting instruction form. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.

Shareholders who wish to appoint someone other than the BCE proxyholders as their proxyholder to attend and participate at the meeting as their proxy and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder online or by telephone, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving the 13-digit Control Number that is required to participate and vote at the meeting.

STEP 1:

Submit your form of proxy or voting instruction form: To appoint someone other than the BCE proxyholders as proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a non-registered shareholder and wish to participate and vote at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading Attending and participating at the meeting.

If you are a non-registered shareholder located in the United States and wish to participate and vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under Attending and participating at the meeting, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to TSXT. Requests for registration from non-registered shareholders located in the United States that wish to participate and vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: proxyvote@tmx.com (if by email), or TSX Trust Company, Attention: Proxy Department, 1170 Birchmount Rd, Scarborough, ON M1P 5E3 (if by courier) and, in both cases, must be labelled “Legal Proxy” and received no later than the voting deadline of noon (Eastern Time) on May 6, 2025.

STEP 2:

Register your proxyholder: To register a third-party proxyholder, shareholders MUST complete the online form available at https://www.tsxtrust.com/control-number-request or call TSXT at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon (Eastern time) on May 6, 2025, and provide TSXT with the required proxyholder contact information so that TSXT may provide the proxyholder with a 13-digit Control Number via email. Without a 13-digit Control Number, proxyholders will not be able to participate and vote at the meeting but will be able to attend the meeting as a guest.

If you are unsure whether you are a registered or non-registered shareholder, please contact TSXT by email at bce@tmx.com or by telephone at 1-800-561-0934 (in Canada and the United States) or 416-682-3861 (other countries).

If you are an individual shareholder, you or your authorized attorney must sign the proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy or voting instruction form.

Attending and participating

at the meeting

In alignment with our sustainability practices and our communications technology and services business, BCE has again decided to hold the meeting in a virtual-only format, which will be conducted via live video webcast through the LUMI platform. Shareholders will not be able to attend the meeting in person. Attending the meeting online offers all shareholders (both registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder) the same participation experience, regardless of geographic location, unlike hybrid meetings that offer two distinct experiences and may discourage virtual attendees from actively participating in the meeting. Virtual meetings are efficient, cost-effective and reduce the overall carbon footprint associated with travelling to a physical meeting location. BCE recognizes the diversity of its shareholders and is committed to facilitating quality participation for all of its shareholders.

In addition, with a view to ensuring that all shareholders have equal and meaningful opportunities to participate in the virtual setting in real time, as they would at an in-person meeting, the LUMI platform allows for shareholders to vote, raise points of order, make motions, speak to shareholder proposals and participate in a real-time Q&A session by submitting questions in writing, by telephone or by audio-only or video through the LUMI platform, the latter being a feature we are implementing this year for enhanced shareholder engagement. Shareholders can interact with our Chair and CEO to have their concerns heard and to contribute to an inclusive dialogue. During last year’s Q&A session, our Chair and CEO answered approximately 20 questions, more than many of BCE’s peers, including those that held hybrid meetings. For information on how to ask questions, raise points of order, make motions or speak to shareholder proposals at the meeting, see How to ask questions below.

6	BCE INC. 2025 PROXY CIRCULAR

About voting your shares 2

Registered shareholders and duly appointed proxyholders can vote online at the appropriate times during the meeting.

•	Log in online at https://bce.lumiconnect.com/400-188-704-030. The link will become accessible one hour before the meeting starts.

•

If you are a registered shareholder or duly appointed proxyholder, including a non-registered (beneficial) shareholder who has duly appointed yourself as proxyholder, select “I have a login” and then enter your 13-digit Control Number and the password bce2025 (case sensitive).

Registered shareholders: Your 13-digit Control Number is the control number located on the form of proxy or in the email notification you received.

Duly appointed proxyholders: TSXT will provide the proxyholder with a 13-digit Control Number by email after the proxy voting deadline of noon (Eastern time) on May 6, 2025 has passed and the proxyholder has been duly appointed AND registered as described in Appointment of a third party as proxy above.

•	If you are a guest, including a non-registered (beneficial) shareholder who has not duly appointed yourself as proxyholder, select “I am a guest” and register online.

Guests can listen to the meeting but are not able to vote, raise points of order, make motions or speak to shareholder proposals.

It is important that you are connected to the Internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure. For additional information about attending the meeting online (including technical and logistical matters related to accessing the meeting online), refer to the LUMI AGM user guide available on our website at BCE.ca/AGM2025. If you encounter any technical difficulty during the meeting, technical support is available, as needed. For more information, see Accessing technical support below.

How to ask questions

Only registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, can submit questions (or raise points of order, make motions or speak to shareholder proposals):

•	In advance of the meeting:

1.	through our website at BCE.ca/AGM2025, under Ask a Question; or

2.

by contacting the Corporate Secretary by email at corporate.secretariat@bell.ca, by telephone at 514-786-8424, or at the address set out in section 12.4, entitled How to request more information. Questions submitted in advance must be received by 9:30 a.m. (Eastern time) on May 5, 2025, to be addressed at the meeting.

•	During the meeting:

1.

in writing at https://bce.lumiconnect.com/400-188-704-030 by selecting the messaging tab and typing your question (or point of order or motion) within the box at the top of the screen (once finished, press the “send” button to the right of the box to submit your question (or point of order or motion)) – a BCE representative will read out the question (or point of order or motion) at the meeting;

2.

by telephone through LUMI’s conference call facilities at 1-866-972-6740 (English) or 1-866-995-7843 (French). To signal your intention to ask a question (or raise a point of order or make a motion), dial *1. A LUMI representative will contact you and ask for your 13-digit Control Number to validate that you are a registered shareholder or duly appointed proxyholder. You will then be unmuted at the appropriate time for you to ask your question (or raise a point of order or make a motion) live. Questions (as well as points of order and motions) can be submitted at any time during the meeting until the chair of the meeting closes the question period; or

3.

by audio-only or video through the integrated function of the LUMI platform. To ask a question (or raise a point of order or make a motion) by audio or video, click on the “Request to Speak” button at the top right of the broadcast panel. Allow your browser to access your microphone and camera, as applicable. Ensure you have the correct devices connected, then click on the green checkmark. You will then be in the queue for the moderator, while continuing to watch the broadcast. Once your connection has been validated, you will be called upon to ask your question (or raise your point of order or make your motion) and unmuted automatically at the appropriate time.

It is recommended that shareholders and duly appointed proxyholders attending the meeting online submit their questions (or points of order or motions) in advance of the meeting or as soon as possible during the meeting so that they can be addressed at the appropriate time.

Arrangements will be made for Mouvement d’éducation et de défense des actionnaires (MÉDAC) to present its three shareholder proposals. If anyone else wishes to speak to the three shareholder proposals, they should follow the procedures above.

Assuming they have been submitted in sufficient time, questions related to the matters of business to be voted on will be addressed at the time such matter is being discussed, before a vote is held on each matter. Other questions will be addressed during the question period after the formal business of the meeting has been completed. Questions submitted online will be moderated before being sent to the chair of the meeting. Questions on the same topic or otherwise related will be grouped, summarized and addressed at the same time.

Questions should be of interest to all shareholders and not personal in nature. To ensure fairness for all, the chair of the meeting will decide on the order questions are responded to and the amount of time allocated to each question. For more information on procedural matters relating to the meeting (including raising a point of order, making a motion or speaking to a shareholder proposal), please see our code of procedures at BCE.ca/AGM2025. If you duly submit a question that is not answered during the meeting (including a question relating to a personal matter), we will communicate with you after the meeting if you have provided your contact information.

A video of the entire webcast (including the question period) will be available on our website following the meeting. If there are any questions that cannot be answered during the meeting due to time constraints, they will be posted on our website with the corresponding answers as soon as practicable after the meeting and will remain available until one week after posting.

LUMI has been facilitating annual shareholder meetings for over 30 years. The LUMI platform has been designed to be intuitive and easy to use for all shareholders. It is a platform for shareholders to ask questions, raise points of order, make motions or speak to shareholder proposals and otherwise share feedback, thereby allowing shareholders to engage and participate at meetings. We have used the LUMI platform for the past five annual general shareholder meetings and our Chair is familiar and experienced with the platform.

Accessing technical support

For any technical difficulties experienced during the check-in process or during the meeting, please contact LUMI at support-ca@lumiglobal.com.

For more information, including the LUMI AGM user guide and BCE’s code of procedures, consult BCE.ca/AGM2025.

7

About voting your shares 2

2.2	How your shares will be voted

You can choose to vote “For”, “Withhold” or “Against”, depending on the item to be voted on.

When you sign the proxy form or voting instruction form, you authorize Gordon M. Nixon, Mirko Bibic, Robert P. Dexter or Monique F. Leroux, who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

•	FOR electing the 13 nominated directors listed in the circular

•	FOR appointing Ernst & Young LLP as auditors

•	FOR approving the advisory resolution on executive compensation

•	AGAINST the three shareholder proposals.

You may appoint another person to attend the virtual meeting online and vote your shares for you. If you wish to do so, follow the instructions set out above in section 2.1, entitled How to participate and vote. This person does not have to be a shareholder. Your proxyholder will vote your shares as your proxyholder sees fit on any amendments to the items to be voted on and on any other items that may properly come before the meeting or any adjournment.

The election of directors, appointment of the auditors, approval of the advisory resolution on executive compensation and the vote on the shareholder proposals will each be determined by a majority of votes cast at the meeting by proxy or by attending the virtual meeting online.

2.3	Changing your vote

You can change a vote you made by proxy by:

•

voting again on the Internet or by telephone before noon (Eastern time) on May 6, 2025, if you are a registered shareholder, or noon (Eastern time) on May 5, 2025, if you are a non-registered shareholder;

•

if you are a registered shareholder, completing a proxy form that is dated later than the proxy form you are changing and sending it by mail, email or fax as instructed on your proxy form so that it is received before noon (Eastern time) on May 6, 2025; or

•	if you are a non-registered shareholder, contacting your intermediary to find out what to do.

If you are a registered shareholder, you can also revoke a vote you made by proxy by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before noon (Eastern time) on May 6, 2025.

2.4	Other information

TSXT counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when it is clear that a shareholder wants to communicate with management, the validity of the form is in question or the law requires it.

To help you make an informed decision, please read this circular and our annual financial report for the year ended December 31, 2024, which you can access on our website at BCE.ca, at www.meetingdocuments.com/TSXT/bce, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. This circular tells you about the meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices, the compensation of directors and executives, and the shareholder proposals.

The annual financial report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related management’s discussion and analysis (MD&A). For our caution regarding forward-looking statements, see section 13, entitled Caution regarding forward-looking statements.

Proxy forms, notice-and-access notifications and meeting materials, if applicable, are sent to our registered shareholders through our transfer agent, TSXT. We do not send voting instruction forms, notice-and-access notifications and meeting materials, if applicable, directly to non-registered shareholders and instead use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of intermediaries to send such materials.

2.5	Questions

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, TMX Investor Solutions Inc.:

North American toll free phone: 1-866-406-2287

International phone (outside of North America): 437-561-5060

Email: INFO_TMXIS@TMX.com

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained TMX Investor Solutions Inc. to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

8	BCE INC. 2025 PROXY CIRCULAR

What the meeting will cover 3

3	What the meeting will cover

3.1	Receiving our financial statements

BCE’s annual audited financial statements are included in our 2024 annual financial report.

3.2	Electing directors

Please see section 4, entitled About the nominated directors, for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the 13 individuals nominated for election as directors are currently members of the Board, and each was elected at our 2024 annual shareholder meeting, held on May 2, 2024, by at least a majority of the votes cast. For details of the voting results for the nominees who were elected at our 2024 annual shareholder meeting, please see section 4, entitled About the nominated directors.

The Board recommends that you vote FOR the election of the 13 individuals nominated.

Majority voting

Amendments to the Canada Business Corporations Act (CBCA), which came into force on August 31, 2022, established a majority voting requirement for directors. Specifically, the CBCA requires that, for elections at which there is only one candidate nominated for each position available on the Board, shareholders vote “for” or “against” individual directors (rather than “for” or “withhold”) and each candidate is elected only if they receive a majority of votes cast in their favour. The CBCA provides that if an incumbent director is not elected in those circumstances, the director may continue in office until the earlier of (i) the 90th day after the day of the election, and (ii) the day on which their successor is appointed or elected.

You will be electing the 13 members of your Board

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the election of all nominees listed in this circular.

3.3	Appointing the auditors

The Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of Ernst & Young LLP as auditors. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting. Ernst & Young LLP is proposed to replace Deloitte LLP as the Corporation’s auditor.

In keeping with our focus on strong corporate governance practices and given the long tenure of Deloitte LLP as the Corporation’s auditors, the Corporation initiated a comprehensive request for proposal process in 2023 (the RFP). On March 7, 2024, after careful consideration, on the recommendation of the Audit Committee, the Board selected Ernst & Young LLP as the successor auditor of the Corporation for the financial year ending December 31, 2025, subject to shareholder approval. Ernst & Young LLP was selected based on the qualifications of its audit team, staffing model, technology and independence. The Corporation extends its gratitude to Deloitte LLP for the quality of expertise and insight they have provided to the Corporation.

During the financial year ending December 31, 2024, Ernst & Young LLP commenced a transition process with Deloitte LLP in order to ensure an orderly transfer. Further to the RFP, Deloitte LLP is resigning as auditor of the Corporation effective on March 10, 2025 and the Board appointed Ernst & Young LLP to fill the vacancy and hold office until the meeting.

Attached as Schedule B to this circular are copies of documents relating to the change of auditor required to be included herein by securities regulators, including the Notice of Change of Auditor and the confirmation letters received from Deloitte LLP and Ernst & Young LLP. As indicated in the Notice of Change of Auditor, there were no reportable events as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations.

You will be appointing your auditors

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the appointment of Ernst & Young LLP as auditors.

External auditors’ fees

The table below shows the fees that BCE’s external auditors for the years ending December 31, 2023 and 2024, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2024 (in $ millions)	2023 (in $ millions)

Audit fees (1)	10.5	10.1

Audit-related fees (2)	3.5	3.5

Tax fees (3)	0.3	0.3

All other fees (4)	0.1	0.1

Total (5)	14.4	14.0

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $14.4 million in 2024 and $14.0 million in 2023 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.9 million in 2024 and $10.8 million in 2023.

9

What the meeting will cover 3

3.4	Considering an advisory resolution on executive compensation

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incentivized to create value for our shareholders on a sustainable basis. As a shareholder, you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular provided in advance of the 2025 Annual General Shareholder Meeting.

The Board recommends that you vote FOR this resolution. At our 2024 annual shareholder meeting, 308,773,063 (94.72%) votes were received FOR the advisory resolution on executive compensation.

You will vote on an advisory resolution

on executive compensation

Because your vote is advisory, it will not be binding upon the Board. However, the Management Resources and Compensation Committee (Compensation Committee) will review and analyze the results of the vote and take into consideration such results when reviewing our executive compensation philosophy, policies and programs. Please see section 6.3, entitled Shareholder engagement, for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation.

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the adoption of the advisory resolution on executive compensation.

3.5	Considering the shareholder proposals

You will be voting on three shareholder proposals that have been submitted for consideration at the meeting. These proposals are set out in Schedule A. The Board recommends that you vote AGAINST each proposal.

You will be voting on three shareholder proposals

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting AGAINST the three shareholder proposals in accordance with the Board’s recommendations set out in Schedule A.

3.6	Other business

At the meeting, we will also:

•	provide an update on our business operations, and

•	invite questions and comments from shareholders.

If you are not a shareholder, you may view the meeting webcast as a guest.

As of the date of this circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as your proxyholder sees fit.

10	BCE INC. 2025 PROXY CIRCULAR

About the nominated directors 4

4	About the nominated directors

The following pages include a profile of each nominated director, with an explanation of each nominated director’s experience, qualifications, top four areas of expertise, attendance at meetings of the Board and its committees, ownership and value of equity securities of BCE and extent of fulfillment of the five-year BCE share ownership guideline (based on December 31, 2024 ownership), previous voting results, as well as participation on the boards of other public companies (as well as certain private entities). A tabular summary of our directors’ top competencies can be found in section 6.1, entitled Board of Directors, under the heading Competency requirements and other information. Current committee memberships and current committee chairpersons can be found under the heading Committees of the Board of Directors in section 6.1. For more information on the compensation paid to non-executive directors, please refer to section 5, entitled Director compensation. For more information on our five-year share ownership guideline, please refer to section 5.3, entitled Share ownership guideline.

The following table discloses the total holdings of BCE common shares and deferred share units (DSUs) of the nominated directors as at December 31, 2024 and 2023. The total value of common shares and DSUs held by non-executive director nominees is determined by multiplying the number of common shares and DSUs of BCE held by each director nominee by the closing price of BCE’s common shares on the Toronto Stock Exchange as at December 31, 2024 and December 29, 2023, being $33.32 and $52.17, respectively.

Total shareholdings of nominated directors

	December 31, 2024	December 31, 2023

BCE Common Shares	224,625	121,753

BCE Deferred Share Units	661,369	512,777

Total Shares/DSUs	885,994	634,530

Value ($)	33,601,283	33,354,497

Your directors own a significant shareholding

interest in BCE, aligning their interests with yours

Mirko Bibic Toronto (Ontario) Canada

President and CEO

BCE Inc. and Bell Canada

Since January 2020

Age: 57

Status: Not Independent

Joined Board: January 2020

Top 4 Areas of Expertise:

• CEO/Senior Management

• Government/Regulatory Affairs

• Media/Content

• Telecommunications

2024 Annual Meeting Votes For:

321,866,540 (98.73%)

President and Chief Executive Officer of BCE Inc. and Bell Canada since January 2020, M. Bibic leads the Bell group of companies with a strategy to deliver the best networks, champion customer experience, drive service and content innovation, operate with agility and efficiency, and support the Bell team and our communities towards a sustainable future.

M. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer.

M. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto, and serves on the boards of Royal Bank of Canada and Maple Leaf Sports & Entertainment. He is also co-chair of the Kids Help Phone campaign. Born and raised in the Montréal area, M. Bibic is fluently bilingual.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Royal Bank of Canada	2022–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	98,566	23,565

BCE DSUs	196,914	162,574

Total Shares/DSUs (#)	295,480	186,139

Total Value ($)	13,925,357	9,961,938

Share ownership guidelines

Please see the heading Share ownership requirements on page 57 under section 9.6, entitled 2024 Compensation elements, for more details on M. Bibic’s specific share ownership requirements. Share ownership value is calculated using the higher of acquisition cost and the current market value at December 31.

11

About the nominated directors 4

Robert P. Dexter Halifax (Nova Scotia) Canada

Chair and CEO

Maritime Travel Inc.

Since July 1979

Age: 73

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

• Corporate Responsibility

• Governance

• Human Resources/Compensation

• Retail/Customer

2024 Annual Meeting Votes For:

321,368,463 (98.58%)

Robert Dexter has been Chair and CEO of Maritime Travel Inc. (an integrated travel company) since 1979. He holds both a bachelor’s degree in Commerce and a bachelor’s degree in Law from Dalhousie University and was appointed Queen’s Counsel in 1995.

R.P. Dexter has over 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant and, later, the Bell Aliant boards until October 2014. R.P. Dexter was also Chair of Sobeys Inc. and Empire Company Limited from 2004 to 2016, and is a director of High Liner Foods Inc.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Compensation Committee	5/5	1/1	6/6

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

High Liner Foods Inc.	1992–present

Past boards (last five years)

Wajax Corporation (Chair)	1988–2022

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	18,526	7,526

BCE DSUs	84,058	71,527

Total Shares/DSUs (#)	102,584	79,053

Total Value ($)	3,418,097	4,124,195

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): Met (2.6×)

Katherine Lee (1) Toronto (Ontario) Canada

Corporate Director

Since March 2018

Age: 61

Status: Independent

Joined Board: August 2015

Top 4 Areas of Expertise:

• Accounting/Finance

• CEO/Senior Management

• Governance

• Risk Management

2024 Annual Meeting Votes For:

321,265,157 (98.55%)

Katherine Lee is a corporate director and, from 2010 to February 2015, served as President and CEO of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors).

Prior to this role, K. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010, building it into a full debt and equity operating company. K. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo.

K. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums.

K. Lee is a director of Colliers International Group and Public Sector Pension Investments.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	6/7	12/13

Audit Committee	5/5	–	5/5

Governance Committee	5/5	–	5/5

Total Board & Committee Attendance			95.7%

Other public board directorships

Present boards

Colliers International Group Inc.	2015–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	6,000	6,000

BCE DSUs	35,583	29,830

Total Shares/DSUs (#)	41,583	35,830

Total Value ($)	1,385,546	1,869,251

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): Met (1.0×)

(1)	Audit Committee financial expert and audit financial expert.

12	BCE INC. 2025 PROXY CIRCULAR

About the nominated directors 4

Monique F. Leroux, C.M., O.Q., FCPA, FCA (1) Montréal (Québec) Canada

Corporate Director

Since April 2016

Age: 70

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

• Accounting/Finance

• CEO/Senior Management

• Corporate Responsibility

• Governance

2024 Annual Meeting Votes For:

320,109,712 (98.19%)

Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Monique Leroux is a corporate director, who serves as an independent director of Michelin Group and Alimentation Couche-Tard Inc. As such, she brings to these boards her diverse experience, among others as Audit Partner at Ernst and Young from 1988 to 1995 and Chair of the Board and Chief Executive Officer of Desjardins Group from 2008 to 2016. M.F. Leroux is Chair of Michelin’s Corporate Social Responsibility Committee, which oversees ESG (including climate change) matters for the company.

In 2020, M.F. Leroux acted as Chair of the Industry Strategy Council appointed by the Minister of Innovation, Science and Industry of Canada. From 2016 to 2020, she was Chair of the Board of Investissement Québec. She is Vice-Chair of the Montreal Symphony Orchestra (OSM) and she is also Chair of the Boards of the University of Sherbrooke and Conservatoire de musique et d’art dramatique du Québec.

M.F. Leroux is a Companion of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors and holds honourary doctorates from 12 Canadian universities in recognition of her contribution to the business sector and to the community.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Audit Committee	5/5	–	5/5

Governance Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Alimentation Couche-Tard Inc.	2015–present

Michelin Group	2015–present

Past boards (last five years)

S&P Global Inc.	2016–2022

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	2,000	2,000

BCE DSUs	47,574	36,811

Total Shares/DSUs (#)	49,574	38,811

Total Value ($)	1,651,806	2,024,770

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): Met (1.2×)

(1)	Audit Committee financial expert and audit financial expert.

Sheila A. Murray Toronto (Ontario) Canada

Corporate Director

Since April 2019

Age: 69

Status: Independent

Joined Board: May 2020

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Human Resources/Compensation

• Investment Banking/Mergers & Acquisitions

2024 Annual Meeting Votes For:

318,610,932 (97.74%)

Sheila Murray is a corporate director and, from 2016 to 2019, served as President of CI Financial Corp. (an investment fund company). Previously, she had been Executive Vice President, General Counsel and Secretary following a 25-year career at Blake, Cassels & Graydon LLP (a law firm), where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. S.A. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees.

S.A. Murray is past Chair of the Dean’s Council at Queen’s University Law School and is currently a member of the Queen’s University Board of Trustees. She has taught securities regulation at Queen’s University. She has also taught corporate finance at the University of Toronto’s Global Professional LLM in Business Law Program for several years.

S.A. Murray is Chair of the Board of Teck Resources Limited and a trustee of Granite REIT, and has been a director of a number of other private and public companies. S.A. Murray received her Bachelor of Commerce and Law degrees from Queen’s University.

In her capacity as Chair of the Board of Teck, a mining company, S.A. Murray oversees significant ESG (including climate change and sustainability) related matters. S.A. Murray has completed her Global Competent Board Sustainability & ESG Designation and Certificate (GCB.D), which included a session on climate change and biodiversity, and a course on Climate Governance conducted by the Institute of Corporate Directors. S.A. Murray serves on the Advisory Committee of the World Economic Forum’s Climate Governance Initiative.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Compensation Committee	5/5	1/1	6/6

Governance Committee (1)	2/2	–	2/2

Risk and Pension Fund Committee (2)	3/3	–	3/3

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Teck Resources Limited (Chair)	2018–present

Granite REIT (Trustee)	2019–present

Past boards (last five years)

CI Financial Corp.	2018–2022

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	10,000	4,500

BCE DSUs	24,737	16,413

Total Shares/DSUs (#)	34,737	20,913

Total Value ($)	1,157,437	1,091,031

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): May 2025 (0.9×)

(1)	Appointed a member of the Governance Committee on May 2, 2024.

(2)	Ceased to be a member of the Risk and Pension Fund Committee on May 2, 2024.

13

About the nominated directors 4

Gordon M. Nixon, C.M., O.Ont. Toronto (Ontario) Canada

Corporate Director

Since September 2014

Age: 68

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Human Resources/Compensation

• Investment Banking/Mergers & Acquisitions

2024 Annual Meeting Votes For:

321,350,251 (98.57%)

Gordon Nixon has been Chair of the Board of BCE Inc. and Bell Canada since April 2016. He was President and CEO of the Royal Bank of Canada from August 2001 to August 2014. G.M. Nixon first joined RBC Dominion Securities Inc. in 1979, was Head of the Investment Banking Division when it was acquired by Royal Bank in 1988 and was appointed CEO of RBC Capital Markets in 1999.

G.M. Nixon is a past Chair of MaRS, a Toronto-based network of partners that helps entrepreneurs launch and grow innovative companies, and is a Trustee of the Art Gallery of Ontario. He is a Director and Chair of the Nominating, Governance and Sustainability Committee at BlackRock, Inc. and is Lead Director of George Weston Limited.

G.M. Nixon earned a Bachelor of Commerce degree with Honours from Queen’s University and was awarded honourary Doctorate of Law degrees from Queen’s University and Dalhousie University. He is a Member of the Order of Canada and the Order of Ontario, and was inducted into the Canadian Business Hall of Fame.

Board & committee attendance during 2024

	Regular	Special	Total

Board (Chair)	6/6	7/7	13/13

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

George Weston Limited	2014–present

BlackRock, Inc.	2015–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	20,000	20,000

BCE DSUs	102,615	82,547

Total Shares/DSUs (#)	122,615	102,547

Total Value ($)	4,085,532	5,349,877

Share ownership guideline: met or target date to meet

Five-Year Target ($2,700,000): Met (1.5×)

Louis P. Pagnutti, FCPA, FCA (1) Toronto (Ontario) Canada

Corporate Director

Since September 2020

Age: 66

Status: Independent

Joined Board: November 2020

Top 4 Areas of Expertise:

• Accounting/Finance

• CEO/Senior Management

• Governance

• Risk Management

2024 Annual Meeting Votes For:

320,694,755 (98.37%)

Louis Pagnutti is a corporate director and was Global Managing Partner Business Enablement of EY (a professional services firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. He oversaw EY’s strategy and its execution for all functions, including technology, finance, risk management, legal, shared services and procurement.

L.P. Pagnutti joined EY Assurance in 1981, before moving to EY Tax in 1986. From 2004 until 2010, he was Chair and CEO of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013.

L.P. Pagnutti holds an Honours Bachelor of Commerce degree from Laurentian University. He earned his Chartered Accountant designation in 1983 and was honoured with a Fellow Chartered Accountant designation in 2006.

He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards. L.P. Pagnutti initiated EY Canada’s role as National Volunteer Partner of Pathways to Education, a program dedicated to helping high school students from low-income and under-represented groups complete high school and pursue post-secondary education.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Audit Committee	5/5	–	5/5

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

N/A

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	3,125	1,625

BCE DSUs	24,985	15,914

Total Shares/DSUs (#)	28,110	17,539

Total Value ($)	936,625	915,010

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): November 2025 (0.7×)

(1) Audit Committee financial expert and audit financial expert.

14	BCE INC. 2025 PROXY CIRCULAR

About the nominated directors 4

Calin Rovinescu, C.M. Toronto (Ontario) Canada

Corporate Director

Since February 2021

Age: 69

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

• CEO/Senior Management

• Human Resources/Compensation

• Retail/Customer

• Risk Management

2024 Annual Meeting Votes For:

322,162,797 (98.82%)

Calin Rovinescu is a corporate director, venture capital investor and senior advisor to several corporations. He served as President and Chief Executive Officer of Air Canada (an airline) from April 2009 until his retirement on February 15, 2021, and also held various senior leadership roles from 2000 to 2004.

From 2004 to 2009, C. Rovinescu was a co-founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montréal.

C. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the International Air Transport Association from 2014 to 2015.

He is Chair of the board of directors of CAE Inc., a member of the Board of Directors of the Bank of Nova Scotia and a senior advisor to Teneo. C. Rovinescu holds Bachelor of Laws degrees from Université de Montréal and the University of Ottawa and has been awarded six honourary doctorates from universities in Canada, Europe and the United States. C. Rovinescu served as Chancellor of the University of Ottawa from 2015 to 2022. In 2016, C. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by the Financial Post Magazine. In 2019, he was recognized as Strategist of the Year and as Canada’s Outstanding CEO of the Year for the second time by The Globe and Mail’s Report on Business magazine. C. Rovinescu is a member of the Order of Canada and was inducted into the Canadian Business Hall of Fame in 2021.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Compensation Committee	5/5	1/1	6/6

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

The Bank of Nova Scotia	2020–present

CAE Inc. (Chair)	2025–present

Past boards (last five years)

Air Canada	2009–2021

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	11,300	28,030

BCE DSUs	47,574	36,811

Total Shares/DSUs (#)	58,874	64,841

Total Value ($)	1,961,682	3,382,755

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): Met (1.5×)

Karen Sheriff Picton (Ontario) Canada

Corporate Director

Since October 2016

Age: 67

Status: Independent

Joined Board: April 2017

Top 4 Areas of Expertise:

• CEO/Senior Management

• Risk Management

• Technology

• Telecommunications

2024 Annual Meeting Votes For:

321,110,970 (98.50%)

Karen Sheriff was President and CEO of Q9 Networks Inc. (a data centre services provider) from January 2015 to October 2016. Prior to her role at Q9, she was President and CEO of Bell Aliant (a telecommunications company) from 2008 to 2014, following more than nine years in senior leadership positions at BCE. K. Sheriff is Chair of the board of directors of Emera Inc., and is also a past director of the Canada Pension Plan Investment Board (an investment management organization).

Early on in her career, K. Sheriff spent over 10 years at United Airlines, in the areas of marketing and strategy. K. Sheriff holds a master’s degree in Business Administration, with concentrations in Marketing and Finance, from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for both 2013 and 2014 by Women of Influence Inc. In 2012, she was named Woman of the Year by Canadian Women in Communications and Technology, and she has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Governance Committee	5/5	–	5/5

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Emera Inc. (Chair)	2021–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	8,075	6,075

BCE DSUs	39,325	30,352

Total Shares/DSUs (#)	47,400	36,427

Total Value ($)	1,579,368	1,900,397

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): Met (1.2×)

15

About the nominated directors 4

Jennifer Tory, C.M. Toronto (Ontario) Canada

Corporate Director

Since December 2019

Age: 69

Status: Independent

Joined Board: April 2021

Top 4 Areas of Expertise:

• CEO/Senior Management

• Corporate Responsibility

• Human Resources/Compensation

• Retail/Customer

2024 Annual Meeting Votes For:

322,371,614 (98.88%)

Jennifer Tory is a corporate director who was, until her retirement in December 2019, the Chief Administrative Officer of RBC (a chartered bank), where she held responsibility for Brand, Marketing, Citizenship (ESG) & Communications, Procurement and Real Estate functions globally. Prior to this role, she was Group Head, Personal & Commercial Banking, leading RBC’s retail and commercial customer businesses and operations in Canada and the Caribbean from 2014–2017.

Throughout her 42-year career, J. Tory held a number of key senior operating positions across retail distribution and operations, including overseeing digital and cost transformation of the business. An acknowledged community leader and fundraiser, she currently sits on the board of the Sunnybrook Hospital Foundation and is past Chair of the board of the Toronto International Film Festival. A champion of diversity, J. Tory is the recipient of numerous awards recognizing her work related to the development and advancement of women. She has completed her Global Competent Board Sustainability & ESG Designation and Certificate (GCB.D), which included a session on climate change and biodiversity.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Audit Committee	5/5	–	5/5

Compensation Committee	5/5	1/1	6/6

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Allied Properties REIT	2020–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	15,343	5,843

BCE DSUs	19,179	11,807

Total Shares/DSUs (#)	34,522	17,650

Total Value ($)	1,150,273	920,801

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): April 2026 (0.9×)

Louis Vachon, C.M., O.Q. Montréal (Québec) Canada

Operating Partner

J.C. Flowers & Co.

Since January 2022

Age: 62

Status: Independent

Joined Board: October 2022

Top 4 Areas of Expertise:

• CEO/Senior Management

• Human Resources/Compensation

• Retail/Customer

• Risk Management

2024 Annual Meeting Votes For:

322,510,414 (98.93%)

Louis Vachon is an Operating Partner at J.C. Flowers & Co. (a private investment firm). Previously, he was President and Chief Executive Officer of the National Bank of Canada (a chartered bank), from June 2007 to November 2021. L. Vachon is also a corporate director who serves on the boards of directors of Alimentation Couche-Tard Inc., Groupe CH Inc. and Infinite Investment Systems Ltd., and is involved with a number of social and cultural organizations.

L. Vachon holds a master’s degree in International Finance from Tufts’ Fletcher School, a bachelor’s degree in Economics from Bates College, and is a Chartered Financial Analyst.

L. Vachon is a recipient of the Global Citizens Award from the United Nations Association in Canada, a Member of the Order of Canada, an Officer of the National Order of Québec, a Knight of the Ordre de Montréal, and was appointed Honorary Colonel of Les Fusiliers Mont-Royal. He has been honoured with The Fraser Institute Founders’ Award, and named CEO of the Year by Canadian Business magazine and Financial Personality of the Year by the business publication Finance et Investissement. The University of Ottawa, Bishop’s University, Ryerson University and Concordia University have awarded L. Vachon honorary doctorates.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	7/7	13/13

Compensation Committee	5/5	1/1	6/6

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Alimentation Couche-Tard Inc.	2021–present

Past boards (last five years)

MDA Ltd.	2021–2024

Molson Coors Beverage Company	2012–2023

National Bank of Canada	2007–2021

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	30,000	15,000

BCE DSUs	12,396	5,564

Total Shares/DSUs (#)	42,396	20,564

Total Value ($)	1,412,635	1,072,824

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): Met (1.1×)

16	BCE INC. 2025 PROXY CIRCULAR

About the nominated directors 4

Johan Wibergh Barbados

Corporate Director

Since February 2023

Age: 61

Status: Independent

Joined Board: November 2023

Top 4 Areas of Expertise:

• CEO/Senior Management

• Cybersecurity

• Technology

• Telecommunications

2024 Annual Meeting Votes For:

322,606,709 (98.96%)

Johan Wibergh is the former Chief Technology Officer of Vodafone, a global telecommunications provider, having retired in January 2023. He is a seasoned technology executive with over 35 years of experience in managing large-scale operations across the globe, having served in various C-suite positions with leading global companies for more than 15 years.

J. Wibergh’s career includes nearly eight years as the Group Chief Technology Officer of Vodafone and 6.5 years as EVP & Head of Business Unit Networks for Ericsson. His leadership experience spans technology innovation, telecom networks, enterprise networks, digital and IT systems, cybersecurity, R&D, product management, operational excellence, and large-scale 24/7 operations.

J. Wibergh is a member of four American boards, AST SpaceMobile, Inc., Trimble Inc., Inception Holding (comprising Marconi and Avanci) and Cohere Technologies. J. Wibergh’s previous board experience includes Vantage Towers AG (2020–2022), KTH Royal Institute of Technology (2010–2016) and chair of Next Generation Mobile Networks (2016–2018). He has also served on the advisory boards of IBM, HP Enterprises and Amdocs. J. Wibergh has a Masters in Computer Science and Engineering from Linköping University, Sweden.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	6/7	12/13

Audit Committee (1)	2/2	–	2/2

Risk and Pension Fund Committee (1)	2/2	–	2/2

Total Board & Committee Attendance			94.1%

Other public board directorships

Present boards

AST SpaceMobile, Inc.	2024–present

Trimble Inc.	2018–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	0	0

BCE DSUs	7,250	820

Total Shares/DSUs (#)	7,250	820

Total Value ($)	241,570	42,779

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): November 2028 (0.2×)

(1)	Appointed a member of the Audit Committee and Risk and Pension Fund Committee on May 2, 2024.

Cornell Wright Toronto (Ontario) Canada

President

Wittington Investments, Limited

Since January 2022

Age: 51

Status: Independent

Joined Board: April 2021

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Government/Regulatory Affairs

• Investment Banking/Mergers & Acquisitions

2024 Annual Meeting Votes For:

320,301,366 (98.25%)

Cornell Wright is President of Wittington Investments, Limited (the principal holding company of the Weston group of companies, which includes George Weston, Loblaw and Choice Properties). As President of Wittington, C. Wright serves as a director of the Weston group of companies.

C. Wright joined Wittington in 2021 following a 20-year career at Torys LLP (a law firm), where he was a leading corporate lawyer. He served as Chair of the firm’s Corporate Department and was co-head of the firm’s M&A Practice.

C. Wright has a broad range of experience in complex transactional, securities, private equity, regulatory, governance and compliance matters. He is a Fellow of The American College of Governance Counsel.

C. Wright is a Trustee of University Health Network, a member of the Dean’s Advisory Board at the Rotman School of Management, and past Chair of the board of the National Ballet of Canada.

He holds a Bachelor of Arts degree from McGill University and JD and MBA degrees from the University of Toronto.

Board & committee attendance during 2024

	Regular	Special	Total

Board	6/6	6/7	12/13

Audit Committee	5/5	–	5/5

Governance Committee	5/5	–	5/5

Total Board & Committee Attendance			95.7%

Other public board directorships

Present boards (1)

Choice Properties REIT	2022–present

George Weston Limited	2022–present

Loblaw Companies Limited	2022–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2024	December 31, 2023

BCE Common Shares	1,690	1,589

BCE DSUs	19,179	11,807

Total Shares/DSUs (#)	20,869	13,396

Total Value ($)	695,355	698,869

Share ownership guideline: met or target date to meet

Five-Year Target ($1,325,000): April 2026 (0.5×)

(1)

In connection with being President of Wittington Investments, Limited, the controlling shareholder of George Weston Limited, Loblaw Companies Limited and Choice Properties REIT, C. Wright is a director of each of these companies, which are all affiliates in the Weston group.

17

Director compensation 5

5	Director compensation

This section provides information pertaining to the compensation, share ownership and share ownership guideline of our non-executive directors.

Our compensation program for non-executive directors has the following objectives:

•	to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and

•	to align the interests of directors with those of our shareholders.

The Board sets the compensation of non-executive directors based on recommendations from the Corporate Governance Committee (Governance Committee).

The Governance Committee annually reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the responsibilities, workload and time commitment of the Board and committee members, considering the evolving breadth and risk profile of the organization and to remain competitive with director compensation trends in Canada. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director. Each compensation review is accompanied by a review of the share ownership guideline, as the Governance Committee considers the guideline to be an integral part of the compensation analysis.

Our aim is to ensure that our Board membership is of the highest quality and has a sufficient range of skills, expertise and experience

5.1	Comparator group

The comparator group used to benchmark the 2024 compensation of non-executive directors and the share ownership guideline is the same as the comparator group used to benchmark the 2024 compensation of executives. See page 48 for details regarding the composition of the comparator group.

5.2	Compensation levels

Non-executive directors receive an all-inclusive annual flat fee (in lieu of retainers and Board or committee meeting attendance fees), in line with market best practices.

Following its annual review in 2024 of non-executive director compensation, and considering all relevant factors, including the evolution of director compensation within the comparator group and the Canadian market, effective May 2, 2024, the Board, on the recommendation of the Governance Committee, approved increases to the annual flat fee as follows: (i) for directors, other than the Chair of the Board and the Chairs of Board committees, to $265,000 from $258,000; (ii) for the Chair of the Board to $540,000 from $525,000; and (iii) for Chairs of Board committees to $330,000, from $278,000 for the Chairs of the Governance Committee and of the Risk and Pension Fund Committee and from $293,000 for the Chairs of the Audit Committee and the Compensation Committee. These changes triggered an increase in the five-year share ownership requirement for directors from $1,290,000 to $1,325,000. The Chair of the Board’s five-year share ownership requirement increased from $2,625,000 to $2,700,000.

The following table shows the compensation levels for non-executive directors commencing on May 2, 2024:

Compensation ($) (1)	Level

265,000	Directors

330,000	Chair of the Audit Committee Chair of the Governance Committee Chair of the Risk and Pension Fund Committee Chair of the Compensation Committee

540,000	Chair of the Board

(1)

Non-executive directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

The directors’ annual flat fee also compensates non-executive directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may receive compensation from such publicly traded subsidiaries. At this time, no director of the Corporation sits on any such board.

18	BCE INC. 2025 PROXY CIRCULAR

Director compensation 5

5.3	Share ownership guideline

The Board, on the recommendation of the Governance Committee, has approved a five-year share ownership guideline of five times the base annual flat fee for non-executive directors:

•	The value of the five-year share ownership guideline for directors is now $1,325,000; and

•	The value of the five-year share ownership guideline for the Chair of the Board is now $2,700,000.

Until this minimum share ownership guideline is attained (in BCE common shares and/or in DSUs), 100% of the compensation is paid mandatorily in the form of DSUs. Once a director attains this share ownership guideline, at least 50% of the compensation will be paid mandatorily in

DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director. Each non-executive director is required to continue to maintain the minimum share ownership guideline for a period of one year after the director leaves the Board.

Following its annual review in 2024 of the non-executive director share ownership guideline, and considering all relevant factors, including the evolution of director share ownership guidelines within the comparator group and the Canadian market, the Board, on the recommendation of the Governance Committee, determined to make no changes to the non-executive director share ownership guideline.

5.4	Directors’ share unit plan

Under the share unit plan for non-employee directors (Directors’ Share Unit Plan), each non-executive director receives at least 50% of such director’s annual fees in DSUs (100% until the minimum share ownership guideline is attained) and may elect to receive the remaining annual fees in the form of DSUs. One DSU is equal in value to one BCE common share.

Directors are required to be paid 50% of

their compensation in the form of DSUs

during their tenure, and 100% until they

attain their share ownership guideline

Each director has an account where DSUs are credited (at the end of each quarter), and all DSUs must be held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at the time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-executive director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

When a director leaves the Board, the Corporation buys the same number of BCE common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

5.5	Compensation table

The following table provides details of the compensation earned by the non-executive directors of the Corporation who served as directors during the year ended December 31, 2024. In 2024, as a whole, directors received 96% of their compensation in DSUs.

	Fees earned ($)	(1)	All other compensation ($)	Total compensation ($)	Allocation of total compensation
Name					Cash ($)	In DSUs ($)

D.F. Denison (2)	$99,008		–	$99,008	–	$99,008

R.P. Dexter	$262,654		–	$262,654	–	$262,654

K. Lee	$262,654		–	$262,654	$131,327	$131,327

M.F. Leroux	$312,571		–	$312,571	–	$312,571

S.A. Murray	$305,868		–	$305,868	$24,750	$281,118

G.M. Nixon	$534,973		–	$534,973	–	$534,973

L.P. Pagnutti	$317,599		–	$317,599	–	$317,599

C. Rovinescu	$312,571		–	$312,571	–	$312,571

K. Sheriff	$262,654		–	$262,654	–	$262,654

R.C. Simmonds (3)	$87,181		–	$87,181	–	$87,181

J. Tory	$262,654		–	$262,654	–	$262,654

L. Vachon	$262,654		–	$262,654	–	$262,654

J. Wibergh	$262,654		–	$262,654	–	$262,654

C. Wright	$262,654		–	$262,654	–	$262,654

(1)	Changes in compensation resulting from the 2024 non-management director compensation review, which became effective on May 2, 2024, were pro-rated.

(2)	D.F. Denison retired from the Board on May 2, 2024, and earned a pro-rated portion of the annual fee.

(3)	R.C. Simmonds retired from the Board on May 2, 2024, and earned a pro-rated portion of the annual fee.

19

Corporate governance practices 6

6	Corporate governance practices

This section provides information pertaining to our Board, the committees of our Board, our corporate responsibility practices, our shareholder engagement and our ethical values and policies.

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value, which is why we continually seek to strengthen our corporate governance practices and ethical business conduct by adopting best practices, and providing full transparency and accountability to our shareholders

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the applicable provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange

Commission. In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers such as BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respects with all other NYSE governance rules, except as summarized under Corporate governance practices in the governance section of our website at BCE.ca, under the heading Difference between BCE practices and NYSE.

6.1	Board of Directors

The Board has overall responsibility for supervising the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

•	the Canada Business Corporations Act

•	the Bell Canada Act

•	other laws that apply to telecommunications and broadcasting companies

•	laws of general application

•	BCE’s articles and by-laws
•	BCE’s administrative resolutions and the written charters of the Board and each of its committees

•	BCE’s Code of Business Conduct, BCE’s Complaint Procedures for Accounting and Auditing Matters and other internal policies.

In 2024, the Board held six regular meetings and seven special meetings. Time is set aside at each regularly scheduled Board meeting for independent directors to meet separately without non-independent directors and management personnel present.

Role of the Board of Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which is reviewed annually by the Governance Committee and has been approved by the Board. The Board’s charter is incorporated by reference into this circular and is available on our website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. In addition, shareholders may promptly obtain a free copy of the Board’s charter by contacting the Corporate Secretary’s Office at the contact details set out in section 12.4, entitled How to request more information.

The Board fulfills its duties and responsibilities directly and through four standing committees. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

Strategic planning

During the second quarter each year, our executive leadership team reviews the mid-term strategy, ahead of the Board reviewing it in July or August. The strategic reviews are grounded in the Corporation’s strategic imperatives and priorities and are driving capital planning. Starting in 2025, in September, our executive leadership team will review progress made and update the mid-term strategy, ahead of its October review of each business unit’s business plan, such business plans being reviewed and approved by the Board in November or December. The business plans take into account, among other things, the opportunities and risks of the business units for the upcoming year. In December, the Board also reviews and approves the Corporation’s financial objectives and capital allocation. In addition, throughout the year, the Board reviews specific aspects of our strategy and frequently reviews and assesses the implementation of our strategic imperatives.

Oversight of our strategy planning process

is one of the Board’s key roles

20	BCE INC. 2025 PROXY CIRCULAR

Corporate governance practices 6

Succession planning

A critical responsibility of the Board and of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s leadership team. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development required for each candidate to be fully prepared to take on the position; and

•	any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

Effective succession planning has long

been a focus of the Board

The executive succession plan is part of the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the result of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order, among other things, to provide an integrated and balanced view of talent and to ensure development plans are on track.

The Compensation Committee reviews the

succession plans for executive officers annually

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

Risk oversight

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board on a regular basis.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation.

•

The Risk and Pension Fund Committee has oversight responsibility for the organization’s risk governance framework, which exists to identify, assess, mitigate and report key risks to which BCE is exposed. As part of its charter, the Risk and Pension Fund Committee is tasked with oversight of risks relating to network resiliency, business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy, information management and privacy, artificial intelligence, information security (including cybersecurity), physical security, fraud, vendor management, reputation and ESG (including climate change), technology, safety, geopolitics, the pension fund, and other risks as required. The Risk and Pension Fund Committee receives reports on security matters, including information security (including cybersecurity), and on environmental matters, each quarter, and on artificial intelligence matters annually.

•

The Audit Committee oversees the integrity of our financial statements and related information, management’s assessment and reporting on the effectiveness of internal controls, and risk processes as they relate to financial reporting and management.

•	The Compensation Committee oversees risks relating to compensation, succession planning and workplace policies and practices.

•

The Governance Committee assists the Board in developing and implementing BCE’s corporate governance principles and guidelines, identifying individuals qualified to become members of the Board, and determining the composition of the Board and its committees. The Governance Committee is responsible for oversight of our ESG strategy (including climate change strategy and climate-related matters, and supply chain labour issues) and strategies to protect or enhance the Corporation’s reputation, and their integration within our overall business strategy, as well as disclosure regarding ESG matters. The Governance Committee is also responsible for oversight of the Corporation’s policies concerning business conduct, ethics, public disclosure of material information and artificial intelligence governance.

21

Corporate governance practices 6

There is a strong culture of risk management at BCE that is actively promoted by the Board, the Risk and Pension Fund Committee and the President and CEO, at all levels within the organization. It is a part of how the Corporation operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

We have a robust process in place to enable

the Board and the Risk and Pension Fund

Committee to identify and monitor the significant

risks to which our business is exposed

For a detailed explanation of our risk governance framework, see section 1.5, entitled Corporate governance and risk management, under the heading Risk management framework, in BCE’s MD&A dated March 6, 2025, included in BCE’s 2024 annual financial report, available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on BCE’s website at BCE.ca. For a detailed explanation of the material risks applicable to BCE and its subsidiaries, see section 8, entitled Regulatory environment, and section 9, entitled Business risks, in BCE’s MD&A dated March 6, 2025.

Committees of the Board of Directors

There are four standing committees of the Board: the Audit Committee; the Compensation Committee; the Governance Committee; and the Risk and Pension Fund Committee.

It is BCE’s policy that each Board committee must be comprised solely of independent directors

The composition of the four standing committees of the Board is as follows:

Committee	Members	Independent

Audit	L.P. Pagnutti (Chair)	✓

	K. Lee	✓

	M.F. Leroux	✓

	J. Tory	✓

	J. Wibergh	✓

	C. Wright	✓

Compensation	S.A. Murray (Chair)	✓

	R.P. Dexter	✓

	C. Rovinescu	✓

	J. Tory	✓

	L. Vachon	✓

Governance	M.F. Leroux (Chair)	✓

	K. Lee	✓

	S.A. Murray	✓

	K. Sheriff	✓

	C. Wright	✓

Risk and Pension Fund	C. Rovinescu (Chair)	✓

	R.P. Dexter	✓

	L.P. Pagnutti	✓

	K. Sheriff	✓

	L. Vachon	✓

	J. Wibergh	✓

The Board has concluded that all of the directors who currently serve as members of each committee of the Board, and all directors who served as members during 2024, are independent under our director independence standards, which are consistent with the director independence requirements of the CSA’s corporate governance rules and guidelines. In addition, all members of the Audit Committee meet, and all members of the Audit Committee during 2024 met, the more stringent audit committee independence requirements under National Instrument 52-110 – Audit Committees and the NYSE governance rules. During 2024, none of the members of the Audit Committee directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees.

The charter of each Board committee is reviewed annually by the committee and the Governance Committee, and can be found in the governance section of our website at BCE.ca. The Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form (AIF) for the year ended December 31, 2024, which you can access on our website at BCE.ca, SEDAR+ at sedarplus.ca and EDGAR at sec.gov. The position descriptions of the committee Chairs are detailed in the corresponding committee charter.

At each regularly scheduled Board meeting, the committees of the Board, through the committee Chair, provide a report to the Board on their activities.

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Corporate governance practices 6

Audit Committee

The purpose of the Audit Committee is to assist the Board in its oversight of:

•	the integrity of BCE’s financial statements and related information

•	BCE’s compliance with applicable legal and regulatory requirements

•	the independence, qualifications and appointment of the external auditors

•	the performance of both the external and internal auditors

•	management’s responsibility for assessing and reporting on the effectiveness of internal controls

•	the Corporation’s risks as they relate to financial reporting and management.

Please refer to section 7.1, entitled Audit Committee report, for a complete description of the committee.

Compensation Committee

The purpose of the Compensation Committee is to assist the Board in its oversight of:

•	compensation, nomination, evaluation and succession of officers and other management personnel

•	BCE’s workplace policies and practices – including health and safety policies, policies ensuring a respectful workplace free from harassment, and policies ensuring a diverse and inclusive workplace

•	the Corporation’s exposure to risk associated with its executive compensation and policies, and identification of practices and policies to mitigate such risk.

Please refer to section 7.4, entitled Compensation Committee report, for a complete description of the committee and of fees paid to external compensation advisors in 2024.

Governance Committee

The purpose of the Governance Committee is to assist the Board to:

•	develop and implement BCE’s corporate governance policies and guidelines

•	identify individuals qualified to become members of the Board

•	determine the composition of the Board and its committees

•	determine the directors’ compensation for Board and committee service

•	develop and oversee a process to assess the Board, committees of the Board, the Chair of the Board, Chairs of committees, and individual directors

•	oversee the Corporation’s policies concerning business conduct, ethics, public disclosure of material information, artificial intelligence governance and other matters

•	oversee the Corporation’s ESG strategy (including climate change strategy and climate-related matters, and supply chain labour issues) and strategies to protect or enhance the Corporation’s reputation, and their integration within the Corporation’s overall business strategy, as well as disclosure regarding ESG matters.

Please refer to section 7.2, entitled Governance Committee report, for a complete description of the committee.

Risk and Pension

Fund Committee

The purpose of the Risk and Pension Fund Committee is to assist the Board in its oversight of:

•	BCE’s enterprise risk governance framework and the policies, procedures and controls management uses to evaluate and manage key risks to which the Corporation is exposed

•	BCE’s exposure to key risks, except for risks that remain the primary responsibility of another committee of the Board

•	the administration, funding and investment of BCE’s pension plans and funds

•	the unitized pooled funds sponsored by BCE for the collective investment of the pension plans and the BCE master trust fund.

Please refer to section 7.3, entitled Risk and Pension Fund Committee report, for a complete description of the committee.

Chair of the Board of Directors

BCE’s by-laws provide that directors may determine whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director,” who is responsible for ensuring that the Board can function independently of management.

Gordon M. Nixon has served as independent Chair of the Board since April 2016. G.M. Nixon is not an executive officer of BCE and is independent pursuant to our director independence standards, which are consistent with the CSA’s corporate governance rules and guidelines and the NYSE governance rules.

BCE’s Board Chair is independent

The detailed position description of the Board Chair is included in the Board’s charter, which can be found in the governance section of our website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

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Corporate governance practices 6

President and CEO

The President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, the President and CEO provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board.

The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board has approved a written position description for the President and CEO, which is available in the governance section of our website at BCE.ca.

BCE’s President and CEO has primary responsibility for the management of the business and affairs of BCE

Composition of the Board of Directors

BCE seeks to have the Board comprised of individuals with a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen among the most qualified candidates for their ability to contribute to the broad range of issues with which the Board routinely deals. For details on our directors’ experience and competencies, please see section 4, entitled About the nominated directors, and Competency requirements and other information below.

In accordance with the Board’s composition and diversity policy (and as required to be disclosed under applicable Canadian corporate and securities laws), the Governance Committee and the Board also consider the representation of “designated groups” (defined under applicable Canadian corporate law as women, Indigenous peoples, persons with disabilities and members of visible minorities) on the Board, and strive to include, within the candidates considered, individuals with diverse backgrounds, including age and experience, and members of designated groups. The Governance Committee, as part of each Board candidate search process and in the list of potential Board candidates maintained by the Governance Committee, includes members of designated groups within the pool of candidates considered.

In 2021, the Board, on the recommendation of the Governance Committee, adopted a new target that there be a minimum of 35% gender diverse directors, defined as directors who identify as women and directors who identify with a gender other than a man or a woman. This target was met from its adoption, except for the period between November 1, 2023 and May 2, 2024, where the Board was temporarily below its target, with 33% of all directors identifying as women following the appointment of Johan Wibergh to the Board on November 1, 2023 to allow for an orderly transition ahead of the retirements of David F. Denison and

Robert C. Simmonds on May 2, 2024. The target will continue to be met if all director nominees are elected at the meeting, with five director nominees identifying as women, representing 38% of all directors. Since the Board first updated its composition policy in 2015 to incorporate components relating to representation on the Board, five of the 12 newly appointed directors have identified as women and two have identified as members of a visible minority.

In 2019, the Board, on the recommendation of the Governance Committee, updated its composition and diversity policy to use a nomenclature consistent with changes made to applicable Canadian corporate law. No targets have been set for representation of Indigenous peoples, persons with disabilities, or members of visible minorities due to the small size of the group and reliance on self-reporting.

Of the 13 director nominees, five identify as women (38% of all director nominees), two identify as members of a visible minority (15% of all director nominees), and none identify as Indigenous peoples or persons with disabilities.

The policy also states that, on a yearly basis, the Governance Committee will report to the Board in respect of the measures taken to ensure that the policy has been effectively implemented, the annual and cumulative progress in achieving the objectives of the policy and the effectiveness of the policy as a whole. In measuring the effectiveness of the policy, the Governance Committee considers its identification and consideration of any individuals to become Board members in the previous year and whether and how the policy influenced such identification and consideration.

For information on representation in executive officer positions, please see Composition of the senior leadership team under section 7.4, entitled Compensation Committee report.

Nomination of directors and tenure

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including the average age and tenure of directors and the representation of various areas of expertise and experience, geography and other criteria. The Governance Committee also maintains a list of potential Board candidates that it reviews on a regular basis.

With respect to tenure, the Board strives to achieve a balance between the need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, may, in certain circumstances, extend a director’s initial 12-year term limit. The average tenure of the director nominees is 5.69 years. No director has served for more than 12 years.

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Corporate governance practices 6

Competency requirements and other information

We maintain a “competency” matrix in which directors indicate their expertise level in areas we think are required on the Board for a company like ours. Each director has to indicate the degree to which the director possesses these competencies. The table below lists the top four competencies of our director nominees together with their age range, tenure on the BCE Board, languages mastered and region of residency.

Age Tenure Language (1) Region Top four competencies (2) (3) (4) Affairs Banking/ Acquisitions &69 Management– Years Years70 7 607 CEO/SeniorName < 60 > English French Other Ontario Québec Atlantic Other Accounting/Finance Management Corporate Responsibility Cybersecurity Governance Government/Regulatory HR/Compensation Investment Mergers Media/Content Retail/Customer Risk Technology TelecommunicationsM. Bibic R.P. Dexter K. Lee M.F. Leroux S.A. Murray G.M. Nixon (Chair) L.P. Pagnutti C. Rovinescu K. Sheriff J. Tory L. Vachon J. Wibergh (5) C. Wright

(1)

For a language to be included in this matrix, a director must have a level of proficiency in that language that is sufficient to enable the director to use it in all facets of life, including the performance of the duties and functions of a director.

(2)	Definitions of competencies

•	Accounting/Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial controls and Canadian GAAP/IFRS

•	CEO/Senior Management: experience as a CEO or senior executive of a major public company or other major organization

•

Corporate Responsibility: experience with/understanding of corporate responsibility risks and opportunities, including ESG and climate-related matters, and their relationship to the company’s business and strategy, and experience in stakeholder expectations and the company’s overall ESG obligations and overseeing material corporate responsibility, including climate-related, disclosure

•	Cybersecurity: experience in, or understanding of, cybersecurity, including cyber threats, risks and governance

•	Governance: experience in corporate governance principles and practices at a major organization

•	Government/Regulatory Affairs: experience in, or understanding of, government, relevant government agencies and/or public policy in Canada

•

Human Resources/Compensation: experience in, or understanding of, compensation plans, leadership development, talent management, succession planning and human resource principles and practices generally

•	Investment Banking/Mergers & Acquisitions: experience in investment banking and/or major transactions involving public companies

•	Media/Content: senior executive experience in the media or content industry

•	Retail/Customer: senior executive experience in a mass consumer industry

•	Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting

•	Technology: senior executive experience in the technology industry or understanding of relevant technologies

•	Telecommunications: senior executive experience in the telecommunications industry.

(3)

Each director who has Accounting/Finance as one of their top four competencies is also an “audit financial expert”, with expertise as a chartered accountant, a certified public accountant, a former or current Chief Financial Officer of a public company or corporate controller of similar experience, a current or former partner of an audit company, or having similar demonstrably meaningful audit experience. Please see their bios on pages 12, 13 and 14.

(4)	For information regarding the climate expertise of M.F. Leroux, S.A. Murray and J. Tory, please see their bios on pages 13 and 16.

(5)	J. Wibergh is proficient in Swedish, and his region of residence is in Barbados.

Experience with corporate responsibility risks and opportunities,

including climate-related matters, is a core competency

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Corporate governance practices 6

Audit Committee members’ financial literacy, expertise and simultaneous service

Under U.S. Securities and Exchange Commission rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert”. In addition, certain proxy advisory firms have a different definition for designating an Audit Committee member as an “audit financial expert”. We are also subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2024 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, the Board determined that the Chair of the committee, L.P. Pagnutti, as well as K. Lee and M.F. Leroux are qualified as “audit committee financial experts” and as “audit financial experts” (as defined in footnote (3) under Competency requirements and other information above, which includes expertise as a chartered accountant or certified public accountant or chief financial officer). Please also see their bios on pages 12, 13 and 14.

The NYSE rules followed by the Corporation require that if an Audit Committee member serves simultaneously on the audit committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. No Audit Committee member currently serves simultaneously on the audit committee of more than three public companies.

Board of Directors’ assessment

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs, and such director’s own performance as a member of the Board, as well as the performance of their director colleagues. The assessment process is conducted as follows:

Each director completed

questionnaires aimed at

evaluating the director’s

own performance as a

member of the Board, the

performance of the Board as

a whole and its Chair, as well

as the performance of each

Board committee on which

the director serves and its

respective Chair.

Each director had the opportunity to discuss and review with the

Chair of the Board and/or the Chair of the Governance Committee

the results of the questionnaires and to discuss and assess the performance of the Board and its Chair, the committees and their respective Chairs and their director colleagues. The Chair of the

Board and/or the Chair of the Governance Committee also met with smaller groups of directors to discuss the results and feedback.

In camera sessions of the Governance Committee and the Board were held, at which the feedback from the questionnaires, the one-on-one meetings and/or the smaller group meetings,

and the appropriateness of any modifications or enhancements,

were reviewed and discussed.

Modifications or enhancements resulting from the assessment process were discussed with the President and CEO, as appropriate, and a plan was immediately put in place for implementation.

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Corporate governance practices 6

Independence of the Board of Directors

The Board’s policy is that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board analyzes all of the relationships each director has with BCE and must determine that the director does not have any direct or indirect material relationship with us. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with the CSA and the NYSE rules, are reviewed by the Governance Committee every year and are available in the governance section of our website at BCE.ca.

Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to a detailed questionnaire; biographical information of directors; our internal corporate records; external verifications; and any required discussions with our directors. Furthermore, each year, directors certify that they comply with our Code of Business Conduct, including the obligation to disclose any actual or potential conflict of interest.

In the course of the Board’s determination regarding independence, it evaluated the relationships of each director with BCE against the independence standards outlined above and considered all relevant transactions, relationships and arrangements with companies or organizations with whom our directors may be associated.

As a result of this assessment, the Board determined that each current Board member and director nominee is independent (with the exception of our President and CEO, M. Bibic) and does not have a material relationship with BCE. As an officer of BCE, M. Bibic is not considered to be independent under these rules.

All members of the Audit Committee, Compensation Committee, Governance Committee and Risk and Pension Fund Committee must be independent as defined under BCE’s director independence standards.

Members of the Audit Committee and Compensation Committee must also satisfy more stringent independence requirements, as defined under BCE’s director independence standards.

The Board has determined that, as of the date of this circular, all members of the Audit Committee, Compensation Committee, Governance Committee and Risk and Pension Fund Committee are independent, and all members of the Audit Committee and Compensation Committee satisfy these more stringent independence requirements.

	Status of director nominees		Reason for non-independent status
Name	Independent	Not independent

M. Bibic		✓	President and CEO

R.P. Dexter	✓

K. Lee	✓

M.F. Leroux	✓

S.A. Murray	✓

G.M. Nixon	✓

L.P. Pagnutti	✓

C. Rovinescu	✓

K. Sheriff	✓

J. Tory	✓

L. Vachon	✓

J. Wibergh	✓

C. Wright	✓

Board interlocks

The Board’s approach to board interlocks is that no more than two Board members may sit on the same private or public company board. There are no common memberships on boards of private companies among director nominees. Common memberships on boards of public companies among director nominees are set out in the table below.

Company	Director	Committee Membership

Alimentation Couche-Tard Inc.	M.F. Leroux	Audit

	L. Vachon	Lead Director

George Weston Limited	G.M. Nixon	Governance, Human Resource, Nominating and Compensation (Chair)

	C. Wright	None

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Corporate governance practices 6

Expectations and personal commitments of directors

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guideline (see section 5.3, entitled Share ownership guideline, for details) and the Code of Business Conduct (see section 6.4, entitled Ethical business conduct, for details).

The Board also expects all of its members to demonstrate personal and professional characteristics beyond reproach. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own fields of expertise.

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major business units. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, it is the Board’s policy that, including BCE’s Board, (i) directors who are not active public-company CEOs serve on no more than five public-company boards, and (ii) directors who are public-company CEOs serve on no more than two public-company boards. That said, no director is a full-time executive of another public company.

The Governance Committee is responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

The following table indicates the attendance of our directors at Board and committee meetings during 2024:

Name	Regular Boards	Special Boards (1)	Total Boards	Audit Committee	Compensation Committee	Governance Committee	Risk and Pension Fund Committee	Total

M. Bibic (2)	6/6	7/7	13/13	–	–	–	–	100%

D.F. Denison (3)	3/3	–	3/3	–	3/3 (Chair)	3/3	–	100%

R.P. Dexter	6/6	7/7	13/13	–	6/6	–	5/5	100%

K. Lee	6/6	6/7	12/13	5/5	–	5/5	–	95.7%

M.F. Leroux	6/6	7/7	13/13	5/5	–	5/5 (Chair)	–	100%

S.A. Murray (4)	6/6	7/7	13/13	–	6/6 (Chair)	2/2	3/3	100%

G.M. Nixon (Chair) (2)	6/6	7/7	13/13	–	–	–	–	100%

L.P. Pagnutti	6/6	7/7	13/13	5/5 (Chair)	–	–	5/5	100%

C. Rovinescu	6/6	7/7	13/13	–	6/6	–	5/5 (Chair)	100%

K. Sheriff	6/6	7/7	13/13	–	–	5/5	5/5	100%

R.C. Simmonds (3)	3/3	–	3/3	–	–	3/3	3/3	100%

J. Tory	6/6	7/7	13/13	5/5	6/6	–	–	100%

L. Vachon	6/6	7/7	13/13	–	6/6	–	5/5	100%

J. Wibergh (5)	6/6	6/7	12/13	2/2	–	–	2/2	94.1%

C. Wright	6/6	6/7	12/13	5/5	–	5/5	–	95.7%

Total	100%	96.7%	98.3%	100%	100%	100%	100%	99.0%

(1)

Due to exceptional circumstances, special Board meetings may have to be called on short notice and must, on occasion, be held at a time and date when the largest number of directors is available, but certain members may be unable to attend.

(2)	M. Bibic, as President and CEO, and G.M. Nixon, as Chair of the Board, are not members of any committee of the Board but attended all committee meetings as ex-officio members.

(3)	D.F. Denison and R.C. Simmonds retired from the Board on May 2, 2024.

(4)

S.A. Murray was appointed a member of the Corporate Governance Committee on May 2, 2024, and ceased to be a member of the Risk and Pension Fund Committee on the same day. S.A. Murray was also appointed the Chair of the Compensation Committee on May 2, 2024.

(5)	J. Wibergh was appointed a member of the Audit Committee and of the Risk and Pension Fund Committee on May 2, 2024.

Directors must follow the procedure for declarations of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective if and when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflict of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. Furthermore, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates.

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Corporate governance practices 6

Orientation and continuing education

New directors individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

We provide new and existing directors with a comprehensive reference manual containing information on all key corporate and Board policies, including the Code of Business Conduct, the structure and responsibilities of the Board and its committees, the legal duties and liabilities of directors, and BCE’s articles and by-laws. We also provide membership to the Institute of Corporate Directors. In addition to ad hoc updates on matters relevant to our business, directors receive daily media updates, weekly market and investor relations updates, quarterly analyst reports and, each month, a selection of relevant articles, industry reports and other educational materials.

All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Board has adopted guidelines with respect to directors’ participation in external continuing education programs for which BCE reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be specific to BCE or relevant to fulfilling their role as a director.

Furthermore, in recognition of the rapidly changing technology and competitive environment of our business, education sessions on topics of particular importance to our businesses and industry are organized for directors to attend. In addition, the Board and committees, at regularly scheduled meetings, require management to provide an in-depth review of the business segments in which we operate, as well as our industry in general and topics relevant to each committee. We have listed in the table to the right internal education sessions, management presentations and reports attended or received by our directors in 2024.

Quarter	Topic	Attendance

Q1 2024	Bell’s mental health initiative	Board

	Competitive landscape review	Board

	Corporate development update	Board

	Strategy update	Board

	Developments in ESG (including climate change)	Audit Committee, Governance Committee

	disclosure and strategy	and Risk and Pension Fund Committee

	Report on legal proceedings	Audit Committee

	Developments in executive compensation disclosure	Compensation Committee

	Developments in corporate governance and securities regulations	Governance Committee

	Geopolitical risks review	Risk and Pension Fund Committee

	Pension review	Risk and Pension Fund Committee

	Update on environmental and security matters, including cybersecurity	Risk and Pension Fund Committee

Q2 2024	Artificial intelligence solutions education session	Board

	Capital markets update	Board

	Fibre and cable technology education session	Board

	Strategy update	Board

	SAP roadmap update	Audit Committee

	Developments in executive compensation disclosure	Compensation Committee

	Update on ESG trends	Governance Committee

	Pension review	Risk and Pension Fund Committee

	Update on environmental and security matters, including cybersecurity	Risk and Pension Fund Committee

Q3 2024	B2B transformation/growth	Board

	Corporate development update	Board

	Strategy update	Board

	Tax annual report	Audit Committee

	Diversity, equity, inclusion and belonging	Compensation Committee

	Pay equity review	Compensation Committee

	Developments in corporate governance and securities regulations	Governance Committee

	Developments in ESG (including climate change) strategy and trends	Governance Committee

	Business transformation risks review	Risk and Pension Fund Committee

	Climate change update	Risk and Pension Fund Committee

	Pension review	Risk and Pension Fund Committee

	Risk management report	Risk and Pension Fund Committee

	Update on environmental and security matters, including cybersecurity	Risk and Pension Fund Committee

	Wireless roaming connectivity report	Risk and Pension Fund Committee

Q4 2024	Business plans	Board

	Capital markets update	Board

	Corporate development update	Board

	ESG (including climate change) strategy update	Board

	Media landscape	Board

	Risk management report	Board

	Strategy update	Board

	U.S. fibre update	Board

	SAP roadmap update	Audit Committee

	Treasury activities report	Audit Committee

	Health and safety review	Compensation Committee

	ESG (including climate change) strategy update	Governance Committee

	Responsible AI policy review	Governance Committee

	Artificial intelligence risk review	Risk and Pension Fund Committee

	Data governance and privacy review	Risk and Pension Fund Committee

	Pension review and strategy update	Risk and Pension Fund Committee

	Update on environmental and security matters, including cybersecurity	Risk and Pension Fund Committee

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Corporate governance practices 6

6.2	Corporate responsibility practices(1)

Corporate responsibility is a fundamental element of each of the six strategic imperatives that inform BCE’s policies, decisions and actions. As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our network deployments, investments in mental health initiatives, environmental sustainability and an engaged workplace. This approach also supports our purpose to advance how Canadians connect with each other and the world.

Our corporate responsibility approach is informed by a set of guiding principles that support our corporate strategy and policies throughout the organization. Through our own internal processes along with stakeholder feedback, we have prioritized, and set clear objectives to address, sustainability issues and opportunities, seeking to enhance sustainability across BCE. We constantly measure and report on our progress. Through these actions, we strive to demonstrate strong environmental performance, achieve an inclusive workplace, lead data governance, and protect and build stronger, healthier communities.

Since 1993, BCE has been publishing a corporate responsibility report detailing our performance in managing environmental, social and governance (ESG) issues. In 2022, for the first time, we presented both our financial and non-financial (also called ESG or sustainability) performance in an Integrated annual report following the principles of the International Reporting Framework (the <IR> Framework), now part of the IFRS® Foundation. We believe this approach provides a useful basis for disclosing how we seek to create sustained value for our stakeholders over time. An integral element of the <IR> Framework is the six pillars, called “capitals” (our networks, our customers and relationships, our products and services, our environment, our people and our financial resources). We call them capitals because they are inputs to value creation.

Climate change is one of the most significant sustainability issues and, under the governance of the Board, we are taking action both to help fight climate change and adapt to its consequences. For example, the Board monitors progress against our greenhouse gas (GHG) emission reduction targets, including our science-based targets approved by the Science Based Targets initiative (SBTi) and our target to be carbon neutral for our operational GHG emissions (scope 1 and 2 only) in 2025.(2) For additional climate-related information see our Climate action report dated March 6, 2025 available on BCE.ca. As climate-related reporting evolves, we continue to monitor reporting against leading climate-related frameworks, including the standards of the International Sustainability Standards Board (ISSB) since the Task Force on Climate-related Finance Disclosures (TCFD) recommendations have now been integrated into the ISSB standards.

Corporate responsibility governance

The Board has established clear oversight of our corporate responsibility programs and our approach to ESG practices, including climate issues such as climate-related targets and monitoring progress against these targets, with primary accountability at the committee level. On an annual basis, the Board reviews our ESG strategy, including our climate change strategy (which includes progress towards our climate-related targets, risks and opportunities, and results of our climate-related scenario analysis, as applicable).

•

The Governance Committee is responsible for oversight of our ESG strategy (including our climate change strategy and climate-related matters, and supply chain labour issues) and disclosure, including integration of ESG within our company strategy and monitoring the implementation of ESG programs, goals and key initiatives. It is also responsible for our governance practices and policies, including those concerning business conduct, ethics and artificial intelligence. The Governance Committee regularly receives updates on ESG (including climate change) trends and, twice a year, reviews progress towards core ESG strategy metrics (including climate-related targets).

•

The Risk and Pension Fund Committee oversees risks that could impact our business, such as safety and security risks (including data governance, information security (IS), cybersecurity and network resiliency), business continuity risks, supply chain risks, artificial intelligence risks and ESG risks (including those related to climate change risks and opportunities, and considering the results of our climate-related scenario analysis). Each quarter, the Risk and Pension Fund Committee monitors the evolution of key risk topics and receives reports on security and environmental matters, and annually receives a report on artificial intelligence matters.

•

The Compensation Committee has oversight of human resource issues, including respectful and inclusive workplace practices, team survey results, human rights, and health and safety, and tracks corporate performance against our ESG targets. Since 2020, the Compensation Committee has formally added ESG targets to the corporate performance metrics within the measures of the Annual Incentive Plan. Since 2022, to reflect how ESG is embedded into the overall strategy of the business, we set and track our performance through sustainability (ESG)-related metrics, which are embedded throughout our strategic imperatives score and which represent, in aggregate, at least 30% of the total strategic imperatives score. Progress on our strategic imperatives represents 40% weighting of the corporate performance index within the Annual Incentive Plan. The Compensation Committee approves the detailed metrics and targets early in the year and tracks progress every quarter.

•

The Audit Committee monitors significant ESG issues that could impact financial reporting and reviews audit activities in relation to ESG policies and programs. It also approves our risks and assumptions disclosure related to our ESG disclosure risks.

To support the Board, the Health, Safety, Security, Environment and Compliance (HSSEC) Oversight Committee is mandated to make every effort to ensure that our corporate responsibility strategy is integrated throughout the business in order to minimize risk and optimize business opportunities. It seeks to ensure that relevant risks are adequately recognized, and that mitigation activities are well integrated and aligned across the organization, and supported with sufficient resources.

(1)

At BCE, we continue our commitment to corporate responsibility while adapting our practices and policies to ensure we comply with the applicable laws, practices and prevailing policies in the various jurisdictions in which we operate.

(2)

Scope 1 emissions are direct GHG emissions from sources that are controlled by Bell. Scope 2 emissions are indirect GHG emissions associated with the consumption of purchased electricity, heating/cooling and steam required by Bell’s activities. We will measure our carbon neutrality performance based on our operational GHG emissions (scope 1 and scope 2 emissions in tonnes of CO2e) minus GHG emissions offset by carbon credits purchased (in tonnes of CO2e). To be carbon neutral, the total must be equal to zero or lower. In order to achieve our target of carbon neutral operations in 2025, we expect that we will need to purchase a significant amount of carbon credits to offset our scope 1 and 2 GHG emissions that will not have been avoided by internal initiatives, in addition to renewable energy certificates to reduce our scope 2 emissions. In 2024, our scope 1 and 2 emissions represented 9% of our total carbon footprint.

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Corporate governance practices 6

The HSSEC Oversight Committee periodically oversees health and safety, security, and environmental and compliance risks. The committee ensures that these issues are addressed through efficient programs implemented within the various business units. This committee is co-chaired by the Chief Human Resources Officer & Executive Vice President, Corporate Services and the Chief Legal and Regulatory Officer. These two executives report to the Governance Committee, the Risk and Pension Fund Committee and the Compensation Committee, in accordance with their respective charters. Members of the HSSEC Oversight Committee also include some of Bell’s most senior leaders – the Chief Financial Officer (CFO), the Chief Technology and Information Officer and the EVP, Chief Customer Experience Officer.

We have also established management committees reporting to the HSSEC Oversight Committee: (i) the Corporate Responsibility Board to support the evolution of our corporate responsibility strategy, and to proactively manage ESG topics in an integrated fashion; (ii) the Energy Board to ensure oversight of Bell’s overall energy consumption and progress towards meeting GHG emission reduction targets (science-based targets and our target to be carbon neutral for our operational emissions (scope 1 and 2 only) in 2025); (iii) the Climate Resiliency Taskforce to assist in building a climate resiliency governance to address the potential impacts of climate change; (iv) the Responsible AI Office to oversee artificial intelligence (AI) programs, risks, our AI ethical framework implementation, developments in AI technologies and their applications and monitor legal and regulatory developments impacting AI; (v) the IS Steering Committee to align on IS program strategy; (vi) the IS Delivery Program to review in-year IS strategic and tactical projects; and (vii) the Bell IS Forum to drive awareness of our IS program strategy and solicit feedback on business impacts.

6.3	Shareholder engagement

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. Our executive officers and other members of senior management are regularly invited to speak at broker-sponsored industry investor conferences and investment advisor events. Documents related to these events are accessible to our shareholders on our website at BCE.ca.

Shareholders can communicate with the Corporation

through various means, including email and telephone

Our Investor Relations department is committed to meeting with the investment community and our shareholders to address any shareholder-related concerns and provide public information on the Corporation. On a regular basis, either one or more of the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups to discuss governance issues.

We have in place various means of communication for receiving feedback from interested parties. We have a toll-free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters in the governance section of our website at BCE.ca.

Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters.

To facilitate questions and comments from shareholders, the following means of communication are available:

•

communicating with the Compensation Committee by email: corporate.secretariat@bell.ca, or by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3

•	through our website at BCE.ca/AGM2025, under Ask a Question, or

•	calling us at 1-800-339-6353 (service in both English and French).

Shareholders can ask questions in advance of the meeting through our website at BCE.ca/AGM2025, under Ask a Question.

Also, the Compensation Committee, the Governance Committee and the Board will review and analyze the results of the votes at the meeting, including the advisory vote on our approach to executive compensation, and will take into consideration such results, notably when reviewing our executive compensation philosophy, policies and programs and our governance policies and guidelines.

The Board confirms that our current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

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Corporate governance practices 6

6.4	Ethical business conduct

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and oversight of corporate policies across BCE.

BCE’s Chief Legal and Regulatory Officer has overall responsibility for (among other things):

•	oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training;

•

our anonymous and confidential 24/7 Business Conduct Help Line that assists employees with any ethical issues and provides a means by which to report breaches of the Code of Business Conduct or any Bell policy and to report issues relating to questionable accounting, internal controls, auditing matters, corporate fraud or corruption; and

•

oversight of BCE’s corporate policy management framework, designed to improve employee awareness of, and access to, core corporate policies and business unit-specific practices, processes and procedures.

Corporate policies

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters, the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at BCE.ca and are summarized below. In addition, a summary of our Responsible AI Policy is set out below.

Code of Business Conduct

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors and executives to certify annually their compliance with the Code of Business Conduct. This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we also require that all employees certify annually that they have reviewed and understand the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct as part of the onboarding process. All employees are required to complete the online training course every two years. Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Corporate Secretary. The Corporate Secretary, together with the Chief Human Resources Officer and the Human Resources team, is responsible for managing and resolving employee conflict of interest issues.

The Board requires all directors, executives and

employees to certify annually their compliance

with our Code of Business Conduct

The Code of Business Conduct can be found in the governance section of our website at BCE.ca.

Confidential channel for reporting ethical breaches

The Code of Business Conduct requires that employees report any illegal acts or violations of the Code of Business Conduct or other Bell policies and provides instructions on how to do so through our confidential and anonymous Business Conduct Help Line or by contacting the Corporate Secretary or the Chair of the Audit Committee.

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Business Conduct Help Line can be accessed 24/7 by phone or online on a completely anonymous and confidential basis, to ask questions or report concerns relating to issues under the Code of Business Conduct. The system is administered by a third-party firm, independent of BCE, specializing in the field. It also allows employees to track the progress of their inquiries online and respond to requests for additional information (when required), and provides BCE with an auditable record of issues. The Business Conduct Help Line received 262 reports and inquiries in 2024.

Conflicts of interest and related party transactions

Pursuant to our Code of Business Conduct, which is the responsibility of the Governance Committee, employees, executives and directors must avoid any situation that would place them in a situation of conflict of interest, including through entering into related party transactions. The Code of Business Conduct provides that executives and directors are required to disclose any actual or potential conflict of interest, including through entering into related party transactions, to the Corporate Secretary, who is responsible for administering the Code of Business Conduct. In addition, on an annual basis, executives and directors are required to certify compliance with the Code of Business Conduct.

Our Conflict of Interest Guidelines for Directors also require that directors report any real or potential conflict of interest to the Corporate Secretary. Any real or potential conflicts of interest are reviewed by the Governance Committee and reported to the Board. Should an actual or potential conflict of interest arise, including through entering into related party transactions, a director must also withdraw from any discussion and not vote on such matter.

In addition, the Governance Committee’s charter requires that it conduct quarterly reviews of related party transactions. For the purpose of the Governance Committee’s charter, a related party is defined as a director, a corporation of which the director is an officer, or a corporation in which the director has a material interest, including through an ownership interest.

The Audit Committee also reviews any material related party transaction. For the purpose of this review, related party transactions include transactions with joint arrangements, associates and the BCE Master Trust Fund, and compensation of key management personnel and the Board.

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Corporate governance practices 6

Complaint procedures for accounting and auditing matters

The Audit Committee has established the Complaint Procedures for Accounting and Auditing Matters (the Complaint Procedures Policy), which directs anyone with concerns pertaining to corporate fraud, accounting, internal accounting controls or auditing matters to report such concerns through the Business Conduct Help Line or directly to the Corporate Secretary. Any director, officer or employee of any business unit who receives a submission from any person, in writing or verbally, regarding a reportable activity, pursuant to the Complaint Procedures Policy, is required to immediately report such submission to the Corporate Secretary, Internal Audit or Corporate Security.

Where a submission considered to be a material reportable activity is received, the Complaint Procedures Policy requires the Corporate Secretary to ensure the activity is reported to the Audit Committee Chair, review the activity with the Chief Financial Officer, Internal Audit, Corporate Security and Audit Committee, as appropriate, and, whenever possible and appropriate, report back to the employee or third party who reported the activity.

The Complaint Procedures Policy requires that submissions made by employees be treated confidentially and anonymously, unless otherwise specifically permitted by the employee or required by law, and protects employees making reports from any retaliation, discharge or other type of sanction.

The Audit Committee has established complaint

procedures for employees to confidentially

and anonymously submit concerns about

questionable accounting or auditing matters

The Complaint Procedures Policy can be found in the governance section of our website at BCE.ca.

Disclosure Policy

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications with the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours. The Disclosure Policy can be found in the governance section of our website at BCE.ca.

Auditor Independence Policy

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

•	identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries;

•	pre-approving all services to be provided by the external auditors of the Corporation and its subsidiaries; and

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information systems design and implementation, or legal services;

•

for all audit and non-audit services falling within the permitted services category, such as prospectus, due diligence and non-statutory audits, a request for approval must be submitted to the Audit Committee prior to engaging the external auditors;

•

specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice President and Chief Financial Officer prior to engaging the external auditors; and

•

at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of our website at BCE.ca.

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Corporate governance practices 6

Responsible AI Policy

BCE believes that artificial intelligence (AI) technologies will contribute to our ability to advance how Canadians connect with each other and the world. It is our priority to develop and use AI technologies responsibly, in alignment with our business ethics, social obligations and privacy and security objectives. BCE adopted a Responsible AI Policy in 2023 which is regularly reviewed and updated. The policy supports the ethical and responsible creation, maintenance and use of AI solutions, the data they consume and the outputs they create, and focuses on the protection of our customers, our information and intellectual property and our employees.

Under the policy, BCE adheres to the following guiding principles, among others:

•

we will strive to develop AI systems that are transparent and explainable, build AI models and systems that are free from unethical bias that could result in harm to any group or individual, deploy safe AI systems, and comply with regulations and standards related to AI development and deployment;

•

we will hold individuals and teams accountable for compliance with our AI governance framework and for the outcomes of AI systems and implement an AI awareness and training program to ensure that all employees are adequately trained for the tasks associated with their roles;

•	we will maintain a common set of AI system requirements across the Corporation and ensure they are aligned with evolving industry standards;
•

we will develop a holistic AI governance strategy with clear accountabilities to minimize risks, establish a consistent approach for assessing and reporting on the performance of AI systems to senior executives and the Board to ensure human oversight, and provide for necessary resources to maintain and improve our AI governance framework and support safety in our AI deployments; and

•

we will conduct risk assessments for AI projects identifying any potential negative outcomes and mitigations for them and continuously monitor the use of AI applications in order to quickly respond to potential problems or concerns.

Under the policy, BCE has established an AI Executive Committee chaired by the Senior Vice President, Data Engineering & AI (DEAI) and comprising Vice President representatives from DEAI, Legal and Regulatory, Privacy, Corporate Security, and Network and Technology Services. The AI Executive Committee conducts a quarterly review and is required to report on the performance of AI systems and compliance with the policy annually. BCE has also established a Responsible AI Office to oversee AI programs, risks, our AI ethical framework implementation, developments in AI technologies and their applications and monitor legal and regulatory developments impacting AI. The Governance Committee is responsible for oversight of the Responsible AI Policy, which it reviews on an annual basis.

The Corporation recognizes that new technology comes with opportunities and challenges, and BCE remains committed to ensuring the responsible development and use of AI technologies.

Oversight and reports

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee is responsible for the content of the policies regarding ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Governance Committee and the Audit Committee receive a quarterly report prepared by the Corporate Secretary regarding business ethics risks, reports and inquiries made through our anonymous and confidential Business Conduct Help Line, including, in the case of the Audit Committee, details of complaints received, if any, in respect of accounting and auditing matters. Each Board committee oversees different categories of reports and receives, on an annual, quarterly or ad hoc basis, updates from management about investigations into reports received across all channels, including the confidential Business Conduct Help Line, for the applicable categories of reports.

The Chair of the Audit Committee is notified by either the Corporate Secretary or the Vice President, Deputy Controller, Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

Governance disclosure

The following documents, to which we have made reference throughout this circular, are available on our website at BCE.ca:

•	the charter of the Board and of each of its committees, including the position description of the Board Chair and the committee chairs, respectively;

•	the position description of the President and CEO;

•	our director independence standards;

•	our key corporate policies, including our Code of Business Conduct;

•	a summary of the differences between the NYSE rules and BCE’s corporate governance practices; and

•	this statement of corporate governance practices.

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3, or call 1-800-339-6353. The charter of the Board is expressly incorporated by reference into and is part of this circular. Other documents or websites referred to in this circular are not part of this circular and are not incorporated by reference herein.

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Committee reports 7

7	Committee reports

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

7.1	Audit Committee report

The Audit Committee assists the Board in its oversight of the integrity of our financial statements and related information, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s assessment and reporting on the effectiveness of internal controls and risk processes as they relate to financial reporting and management.

Also see Schedule 1 – Audit Committee Information in our AIF for the year ended December 31, 2024, which you can access on our website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, for information about the Audit Committee, including its charter, information about the independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at BCE.ca.

Key functions and highlights for 2024

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held five meetings in 2024. Time is set aside at each regularly scheduled meeting for the committee members to meet without management and the internal and external auditors, and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2024:

•	assessing the appropriateness of our financial reporting;

•

reviewing the adequacy of policies and processes for internal control over financial reporting, material related party transactions, risks as they relate to financial reporting and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and environmental policies as they relate to internal controls and impacts to financial reporting;

•	monitoring the application of International Financial Reporting Standards (IFRS); and

•	overseeing all aspects of the internal and external audit functions.

Financial reporting

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

•	our annual financial statements and quarterly interim financial reports;

•	the related MD&A;

•	the strategic overview of our integrated annual report and the introductory overview of our annual financial report;

•	our annual report on Form 40-F for U.S. purposes;

•	our AIF;

•	our earnings press releases; and

•	our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

•	the Corporation’s financial reporting is complete and fairly presented in all material respects; and

•

the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption, implementation and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

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Committee reports 7

Disclosure controls & procedures

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures designed to provide reasonable assurance that the information we publicly disclose is accurately recorded, processed, summarized and reported within the required time periods, and which include controls and procedures that are designed to ensure that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

•	they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures;

•	they have evaluated the effectiveness of these disclosure controls and procedures;

•	the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact; and

•

the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present, in all material respects, the Corporation’s financial condition, results of operations and cash flows.

Internal control over financial reporting

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2024, which is filed as part of the Corporation’s annual financial report. This management report contains:

•	a statement of management’s responsibilities for establishing and maintaining adequate ICFR;

•	a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR; and

•	a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2024.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee, based on their most recent evaluation of ICFR:

•

all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR that are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

•	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2024 to receive status reports on management’s documentation and assessment process. Management provided the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2024. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and the effectiveness of our ICFR throughout 2025.

Audit function

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

•

evaluating the external auditors annually, and comprehensively at least every five years, on the external auditors’ performance; their qualifications, independence, objectivity and professional skepticism; the quality of the engagement team and of the communications and interactions with the external auditors; as well as the external auditors’ internal quality control procedures, audit plans and fees; and

•

assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

In keeping with our focus on strong corporate governance practices with respect to auditor independence, the Audit Committee initiated a request for proposal process for external auditor services in 2023, which was completed in 2024. The Audit Committee recommended the appointment of a new external auditor for 2025. For additional information, please see section 3.3, entitled Appointing the auditors.

The Audit Committee also oversees the internal audit function.

This includes:

•	overseeing internal audit plans, staffing and budgets;

•	evaluating the responsibilities and performance of the internal auditor; and

•	reviewing periodic internal audit reports and corrective actions being taken.

The Vice President, Deputy Controller, Audit and Risk Advisory Services, reports directly to the Chair of the Audit Committee in respect of the internal audit functions.

Risk management

The Audit Committee is responsible for oversight of the Corporation’s risks as they relate to financial reporting. For additional information, please see Risk oversight under section 6, entitled Corporate governance practices.

Other

The Audit Committee also reviews our compliance with respect to our environmental policies as they relate to financial reporting and our Journalistic Independence Policy, reviews the adequacy of our process for complying with laws and regulations, and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter.

The Audit Committee reported on these matters and on its activities to the Board.

Report presented March 6, 2025, by:

L.P. Pagnutti, Chair

K. Lee, M.F. Leroux, J. Tory, J. Wibergh, C. Wright

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Committee reports 7

7.2	Governance Committee report

The Governance Committee assists the Board in developing and implementing our corporate governance principles and guidelines, identifying individuals qualified to become members of the Board, determining the composition of the Board and its committees, determining the directors’ compensation for Board and committee service, developing and overseeing an assessment process for the Board, the Chair of the Board, Chairs of committees and individual directors, overseeing our policies concerning business conduct, ethics, public disclosure of material information, AI governance and other matters, and overseeing our ESG strategy (including climate change strategy and climate-related matters, and supply chain labour issues) and strategies to protect or enhance the Corporation’s reputation, and their integration within our overall business strategy, as well as disclosure regarding ESG matters. The charter of the Governance Committee is available in the governance section of our website at BCE.ca.

Key functions and highlights for 2024

The Governance Committee held five meetings in 2024. The Governance Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Board and committee composition

•

Reviewed the size and composition of the Board and its committees to ensure it continues to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning.

•	Proactively identified Board candidates with a view to ensuring the ongoing renewal of required competencies by the best possible talents.

•	Recommended that the Board maintain its gender diversity target of a minimum of 35% gender diverse directors.

Board effectiveness and board assessment

•

Oversaw the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair.

•	Reviewed the directors’ attendance record and compliance with the Board attendance policy.

Director compensation and share ownership guideline

Reviewed the adequacy and form of non-executive directors’ compensation for serving on the Board and its committees, including the guideline for minimum share ownership, to ensure that it continues to be appropriate (refer to section 5, entitled Director compensation, for a complete description of the directors’ compensation and share ownership guideline in 2024).

Environmental, social and governance

•	Oversaw our ESG strategy (including our climate change strategy and climate-related matters, and supply chain labour issues) and its integration within our overall business strategy.

•	Monitored the implementation of ESG programs, goals and key initiatives, including our Bell for Better program.

•	Oversaw our ESG disclosure, including its assurance processes.

•	Reviewed our community investments.

Governance best practices

•	Reviewed the independence of directors and our director independence standards; these standards are available in the governance section of our website at BCE.ca.

•	Reviewed related party transactions.

•	Reviewed the financial literacy and expertise of the members of the Audit Committee.

•	Considered board interlocks and the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director.

•	Reviewed the Board’s corporate governance principles and guidelines.

•	Performed an annual review of policies under the responsibility of the Governance Committee, including our Code of Business Conduct and our Responsible AI Policy.

•	Monitored developments in corporate governance best practices.

•	Reviewed and recommended that the Board approve the circular for the 2024 annual general meeting.

•	Oversaw the manner in which our shareholders will participate and exercise their voting rights at the meeting.

•	Reviewed the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of every other committee of the Board.

Other

The Governance Committee reported on these matters and on its activities to the Board.

Report presented March 6, 2025, by:

M.F. Leroux, Chair

K. Lee, S.A. Murray, K. Sheriff, C. Wright

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Committee reports 7

7.3	Risk and Pension Fund Committee report

The Risk and Pension Fund Committee has primary oversight responsibility for the Corporation’s enterprise risk governance framework as well as the key risks to which BCE is exposed. It also advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master trust funds. For the defined benefit arrangements, master trust funds are unitized pooled funds that the Corporation sponsors for the collective investment of its pension funds and the pension funds of its participating subsidiaries. For the defined contribution arrangements, various pooled fund investment options are offered to members. The charter of the Risk and Pension Fund Committee is available in the governance section of our website at BCE.ca.

Key functions and highlights for 2024

The Risk and Pension Fund Committee held five meetings in 2024. The Risk and Pension Fund Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Risk management

•

Reviewed and monitored the Corporation’s enterprise risk governance framework and the policies, procedures and controls management uses to evaluate and manage key risks to which the Corporation is exposed.

•	Reviewed our Safe Harbour Notice Concerning Forward-Looking Statements.

•	On a quarterly basis, received management updates on environmental matters and security (including cybersecurity) incidents.

•

Reviewed and monitored the Corporation’s exposure to key risks that may result in significant operational, financial, legal or reputational impacts, except risks that remain under the primary responsibility of another committee of the Board, including: operational risk exposures such as the Corporation’s network resiliency, business continuity plans, work stoppage and disaster recovery plans; regulatory and public policy risks; information management and privacy risks; artificial intelligence risks; security risks, including information security (cybersecurity), physical security and fraud; oversight of vendor management and risks; reputation and ESG (including climate change and climate-related) risks and trends; technological risks; safety risks and trends; and geopolitical risks.

Pension funds oversight

•

Reviewed and monitored the performance of the pension funds and the application of investment and risk management policies and procedures. In particular, activities included the review and update of investment policies such as the allocation of the funds’ investments to various asset classes, monitoring the application of our responsible investing policy, the overall structuring of the pension fund assets and the selection of associated investment performance benchmarks.

•	Continued to monitor and adjust the allocation of fund assets to ensure that an appropriate alignment with pension liabilities is maintained.

•

Reviewed and monitored the financial situation and required funding of the pension plans and, in particular, the decision to take plan contribution holidays, where applicable, while considering plan sensitivity to the volatility of financial markets, inflation, liquidity requirements and valuation discount rates.

•	Reviewed and monitored the overall structure of the investment process, including the periodic review of the performance of investment managers.

•	Oversaw and approved the investment options for defined contribution plan participants.

•

Reviewed the control systems and procedures for supervising and monitoring the operating systems in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master trust funds.

Other

The Risk and Pension Fund Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter.

The Risk and Pension Fund Committee reported on these matters and on its activities to the Board.

Report presented March 6, 2025, by:

C. Rovinescu, Chair

R.P. Dexter, L.P. Pagnutti, K. Sheriff, L. Vachon, J. Wibergh

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Committee reports 7

7.4	Compensation Committee report

S.A. Murray R.P. Dexter C. Rovinescu Chair J. Tory L. Vachon

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s Human Resources strategy and compliance with workplace policies and practices. The charter of the Compensation Committee is available in the governance section of our website at BCE.ca.

Please refer to the section entitled Executive compensation, beginning on page 42, for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

All members of the Compensation Committee are independent and have a thorough understanding of the principles and policies underlying executive compensation decisions. They acquired this through experience as heads of human resources of large publicly traded corporations or as chairs, CEOs or EVPs of sizeable businesses operating within large publicly traded corporations, as well as through other experience. All members serve or have served on compensation or human resources committees of other public companies and/or have extensive knowledge of the most important subjects related to executive compensation (such as leadership and succession planning, the development and oversight of incentive plans, the financial and market analysis of compensation plans, the negotiation of employment conditions and review of contracts). The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

Name	CEO/EVP/Chief HR of other corporation(s)	Member/Chair of HR Committee	Drafting/ Review of comp. contracts	Leadership and succession planning	Development/ Oversight of incentives	Financial and market analysis of compensation	Negotiation of employment conditions

R.P. Dexter		✓		✓	✓	✓	✓

S.A. Murray	✓	✓	✓	✓			✓

C. Rovinescu	✓	✓	✓	✓			✓

J. Tory	✓	✓	✓	✓	✓

L. Vachon	✓			✓	✓	✓	✓

Key functions and highlights for 2024

The Compensation Committee held six meetings in 2024. Time was set aside at each regularly scheduled meeting for the committee members to meet without management or advisors present.

Compensation philosophy, policies & arrangements

The Compensation Committee is responsible for reviewing and approving the Corporation’s compensation philosophy, policies and specific executive officer arrangements.

The Compensation Committee has reviewed, determined and monitored:

•

executive compensation philosophy, policies and arrangements. These are further detailed under section 8, entitled The Board of Directors’ letter to shareholders, and section 9, entitled Compensation discussion & analysis;

•	the Compensation Committee’s recommendation of the President and CEO’s performance and of the terms of compensation to the independent directors of the Board for their approval;
•

the President and CEO’s recommendation of the performance of the other executive officers, including the review of personal leadership development plans and the determination of their annual short-term incentive awards and other compensation components;

•	benefit plans under the Compensation Committee’s authority;

•	equity programs and grant policies;

•

equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under section 9, entitled Compensation discussion & analysis, and section 11, entitled Compensation of our named executive officers; and

•	developments related to executive compensation.

39

Committee reports 7

Risk management

The Compensation Committee is responsible for reviewing and monitoring the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks.

The Compensation Committee has evaluated the risk associated with our executive compensation programs and is comfortable that executives are not encouraged to take undue risk on behalf of BCE for personal financial gain. A detailed discussion of our risk assessment can be found in section 9.3, entitled Compensation risk management.

Succession planning

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s leadership team. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development required for each candidate to be fully prepared to take on the position; and

•	any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is part of the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the result of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order, among other things, to provide an integrated and balanced view of talent and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

The Compensation Committee has reviewed:

•	the appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks;

•	proposed major changes in organization or talent with the President and CEO; and

•	the talent pipeline and plans for ensuring appropriate succession for officers and other senior management personnel with the President and CEO.

Composition of the senior leadership team

The Corporation is committed to fostering an inclusive, equitable and accessible workplace where all employees feel valued, respected, supported, that they belong and have the opportunity to reach their full potential.

As required to be disclosed under applicable Canadian corporate and securities laws, the Compensation Committee considers the representation of “designated groups” (defined under applicable Canadian corporate law as women, Indigenous peoples, persons with disabilities and members of visible minorities) on the senior leadership team.

In making appointments at the senior leadership level, the Corporation considers the skills, expertise and experience that contribute to the candidate’s capabilities and other factors related to individual diversity.

As of December 31, 2024, 36% of executive officer positions (as disclosed in section 7.2 entitled Executive officers of BCE’s AIF) were held by women (4 of 11); 36% (4 of 11) by members of visible minorities; 0% (0 of 11) by Indigenous peoples; and 18% (2 of 11) by persons with disabilities. Due to the small size of the group and reliance on self-reporting, the Corporation’s targets do not specifically focus on executive officer positions, and representation targets are not reported for executive officers for each designated group.

For the overall executive team (VP level positions and above), the Corporation set as a target that by the end of 2025, 35% of leaders would be gender diverse. By the end of 2024, this target was met. Women held 35% of all executive positions (VP level positions and above), members of visible minorities held 21%, Indigenous peoples 2%, and persons with disabilities 7%.

The Corporation has been recognized as one of Canada’s Top 100 Employers (2025),(1) Canada’s Top Employers for Young People (2025),(2) Canada’s Best Diversity Employers (2025),(3) Montréal’s Top Employers (2024),(4) Canada’s Top Family-Friendly Employers (2024),(5) and Canada’s Greenest Employers (2024),(6) underscoring the Corporation’s commitment to fostering an inclusive workplace for all employees.

(1)

Bell was recognized as one of “Canada’s Top 100 Employers” in years 2016 to 2025 by Canada’s Top 100 Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. Winners are evaluated and selected based on their industry leadership in offering exceptional workplaces for their employees. Employers are compared to others in their field to determine which offers the most progressive and forward-thinking programs.

(2)

Bell was recognized as one of “Canada’s Top Employers for Young People” in the years 2018 to 2025 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the programs offered to attract and retain young employees, when compared to other employers in the same field.

(3)

Bell was recognized as one of “Canada’s Best Diversity Employers” in years 2017 to 2022 and in 2025 by Canada’s Top 100 Employers. Winners are evaluated and selected based on exceptional workplace diversity and inclusiveness programs, when compared to other employers in the same field.

(4)

Bell was recognized one of “Montréal’s Top Employers” in years 2013 to 2024 by Canada’s Top 100 Employers. Winners are evaluated and selected based on progressive and forward-thinking programs offered in a variety of areas, when compared to other organizations in the same field.

(5)

Bell was recognized as one of “Canada’s Top Family-Friendly Employers” in years 2020 to 2024 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the programs and initiatives offered to help employees balance work and family commitments, when compared to other employers in the same field.

(6)

Bell was recognized as one of “Canada’s Greenest Employers” in the years 2017 to 2024 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the unique environmental initiatives and programs they have developed; the extent to which they have been successful in reducing the organization’s own environmental footprint; the degree to which their employees are involved in these programs and whether they contribute any unique skills; and the extent to which these initiatives have become linked to the employer’s public identity, attracting new employees and clients to their organization.

40	BCE INC. 2025 PROXY CIRCULAR

Committee reports 7

Services rendered by compensation consultants

The Compensation Committee retained Hugessen Consulting Inc. in 2024 to provide independent advice, analysis, and expertise to the Compensation Committee with respect to compensation of executive officers, including evaluation of competitiveness of pay, market insights and compensation trends. Hugessen does not provide any other services to management of the Corporation. Hugessen was originally retained by the Compensation Committee in 2018.

Compensation advisory services – related fees

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2023 and 2024.

	Executive compensation related fees ($)		All other fees ($)

Advisor	2023	2024	2023	2024

Hugessen	201,760	158,550	0	0

Independence of compensation consultants

None of our executive officers has any affiliation or relationship with Hugessen. Hugessen has confirmed that the fees received from BCE in 2024, relative to the aggregate fees received from all of their clients in 2024, are not of such magnitude as to compromise their independence from BCE or its management.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Hugessen.

Compliance and governance

The Compensation Committee has reviewed and monitored:

•	the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders;

•	the share ownership requirement compliance by executive officers and monitoring of interim measures if requirements are not met;

•	this report of the Compensation Committee and the Compensation discussion & analysis and Compensation of our named executive officers disclosure;

•	our employee survey results;

•

compliance with workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace);

•	the CEO vertical pay ratio analysis comparing the CEO’s total direct compensation and the median annual total direct compensation for all employees; and

•	progress on diversity goals and commitments and review of pay equity.

Other

The Compensation Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter.

The Compensation Committee reported on these matters and on its activities to the Board.

Report presented on March 6, 2025, by:

S.A. Murray, Chair

R.P. Dexter, C. Rovinescu, J. Tory, L. Vachon

41

Executive compensation

This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers (NEOs).

42	BCE INC. 2025 PROXY CIRCULAR

The Board of Directors’ letter to shareholders 8

8	The Board of Directors’ letter to shareholders

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2024.

Our approach to executive compensation

BCE remains focused on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Bell’s strategic imperatives as we deliver on our purpose to advance how Canadians connect with each other and the world. By executing in four key areas – putting customers first, offering the best pure fibre Internet and 5G wireless networks and services, becoming a tech services leader and building a digital media and content powerhouse, we are delivering value for our shareholders.

This disciplined alignment between shareholder value creation and the compensation of our executives is reflected in our annual “Say on Pay” advisory vote, which received strong support last year with 94.72% of the votes cast in favour of our 2023 executive compensation program.

For 2024, the executive compensation decisions made by the Compensation Committee and the Board reflect the performance of the BCE team in a challenging year for the telecommunications industry in Canada and the execution of a plan of action designed to lay the foundation to drive long-term growth and value for our shareholders. Overall, these decisions demonstrate a clear alignment between the experience of our shareholders, who unfortunately saw lower returns this year, and the compensation received by the executive team.

Financial and operational performance highlights

BCE’s compensation decisions for 2024 reflect the financial and operational performance of the BCE team:

Financial performance highlights

Key highlights of BCE’s financial performance in 2024 are as follows:

•

We delivered $6,988 million of cash flows from operating activities and $2,888 million of free cash flow (1) in 2024, compared to $7,946 million and $3,144 million, respectively, in 2023, supporting the continued investments in our key capital projects and strategic initiatives

•

BCE operating revenues declined 1.1% over last year, driven by lower product revenues of 5.2% and lower service revenues of 0.4%. The year-over-year decline in operating revenues was attributable to lower Bell Communication and Technology Services (CTS) revenues of 1.4%, from both lower product revenues of 5.2% and reduced service revenues of 0.7%, driven by continued erosion in wireline voice revenues, partly offset by higher wireline data and wireless revenues. The growth in Bell Media operating revenues of 1.1% moderated the decline in BCE operating revenues, reflecting higher advertising and other revenues, partly offset by lower subscriber revenues

•

In 2024, BCE’s net earnings decreased by 83.9% compared to 2023, while BCE’s adjusted EBITDA(1) grew by 1.7% in 2024, compared to 2023, driven by growth from both our Bell CTS and Bell Media segments. This resulted in an adjusted EBITDA margin (2) of 43.4% in 2024, which increased from the 42.2% achieved last year due to lower operating costs

•

Net earnings per common share (EPS) of $0.18 in 2024 declined by $2.10, compared to last year, attributable to higher impairment of assets primarily at our Bell Media segment due to a further decline in advertising demand and spending in the linear advertising market, higher severance, acquisition and other costs, higher interest expense and higher depreciation and amortization, partly offset by lower income taxes, higher adjusted EBITDA and lower other expense. Adjusted EPS (1) in 2024 was $3.04 per common share, compared to $3.21 per common share in 2023

(1)

Free cash flow is a non-GAAP financial measure, adjusted EBITDA is a total of segments measure, and adjusted EPS is a non-GAAP ratio. These financial measures do not have any standardized meaning under IFRS® Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EPS as adjusted net earnings per BCE common share. Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of BCE’s annual management’s discussion and analysis for the year ended December 31, 2024 (MD&A) included on pages 104 to 108 of BCE’s 2024 annual financial report for more information on these measures including, in the case of adjusted EBITDA, a reconciliation to net earnings as being the most directly comparable financial measure under IFRS Accounting Standards and for free cash flow, a reconciliation to cash flows from operating activities as being the most directly comparable financial measure under IFRS Accounting Standards. This information from our MD&A is incorporated by reference into this circular.

(2)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

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The Board of Directors’ letter to shareholders 8

Operational performance highlights

To deliver on our purpose to advance how Canadians connect with each other and the world and our six strategic imperatives, we are focused on four key areas – putting customers first, offering the best pure fibre Internet and 5G wireless networks and services, becoming a tech services leader and building a digital media and content powerhouse. The BCE team’s operational results in 2024 reflect our dedication to our customers, colleagues, and community with ongoing investments in our advanced broadband and wireless networks and digital customer and media experiences to drive long-term growth for our shareholders.

Progress on six strategic imperatives highlights

•

Decreased our share of consumer complaints for the BCE group of companies and affiliates by 5% over the previous year, according to the 2023–2024 Annual Report by the Commission for Complaints for Telecom-television Services (CCTS)

•

Introduced new digital bill featuring an easier to understand layout and new features that highlight any month-over-month changes, personal bill explainers and digital billboards that keep customers informed about their Bell services, exclusive offers, and campaigns like Bell for Better

•

Acquired Stratejm Inc., a Mississauga-based cybersecurity provider, and CloudKettle Inc., a Halifax-based professional services provider, adding professional and managed services expertise in cybersecurity and Salesforce digital workflow automation to Bell’s existing capabilities and strengthening end-to-end AI-powered support for enterprise customers

•	Grew our total Crave subscriber base to more than 3.6 million, up 18% over 2023

•	Completed the previously announced acquisition of OUTEDGE, to support Bell Media’s digital media strategy and deliver multi-channel marketing solutions across Canada
•

Continued to expand our fibre to the premise (FTTP) direct fibre footprint to more homes and businesses, reaching 7.8 million locations at the end of 2024. FTTP enables multi-gigabit symmetrical download and upload Internet speeds, offering a performance and quality advantage over cable networks

•	Continued our multi-year operational transformation to modernize our operations, increase productivity, build tech talent and materially right-size our cost base

•

Introduced the Welcome Hub, Bell’s onboarding solution for new hires powered by ServiceNow and developed in partnership with FX Innovation, improving the employee experience while facilitating preboarding tasks and centralizing administrative steps and procedures

•	Ranked the most sustainable telecom globally for the second year in a row and 34th overall in the Corporate Knights Global 100 2025 ranking of the most sustainable corporations in the world (1)

•	Named the top telecom and ranked 3rd overall in the Globe and Mail’s Road to Net Zero report (2)

Additional details on BCE’s financial and operational performance in 2024 can be found under section 9.6, entitled 2024 Compensation elements, under the heading 2024 Corporate Performance Index and section 10, entitled President and CEO compensation.

Organizational changes in 2024

Our executive succession plan ensures we continue to have strong senior leadership talent and the best structure in place to support the delivery of our strategy and our transformation. In 2024, the following changes were made to the senior leadership team with the promotion of a new member to the executive officer team:

•

Hadeer Hassaan was appointed to the role of EVP and Chief Customer Experience Officer in October 2024, reinforcing our customer-first approach in everything we do and our objective to create meaningful experiences across all channels

•

John Watson took on the role of Group President, Business Markets, AI and FX Innovation following the promotion of Hadeer Hassaan in October 2024, advancing our strategy to become a tech services leader in Bell Business Markets, AI, and FX Innovation

Together with Mirko Bibic and Curtis Millen, John Watson, Blaik Kirby and Sean Cohan are BCE’s named executive officers (NEOs).

(1)

In January 2025, Corporate Knights Inc., a sustainable-economy media and research company, ranked BCE #1 among telecom providers and #34 overall in its global 2025 ranking of the World’s 100 Most Sustainable Corporations. The ranking is based on an assessment of more than 8,000 public companies with revenue over US $1 billion whose fiscal year ends between July 1, 2023, and June 30, 2024. All companies are scored on applicable metrics relative to their peers, with 50% of the weight assigned to sustainable revenue and sustainable investment.

(2)

In February 2024, the Globe and Mail ranked Bell 3rd in their ranking of Canadian companies with strong management leading them on the Road to Net Zero. The ranking is based on Sustainalytics’ analysis of thousands of data points to calculate the Low-Carbon Transition Rating (LCTR) score. To date, it has rated 8,000 companies globally, including 260 publicly traded corporations in Canada.

44	BCE INC. 2025 PROXY CIRCULAR

The Board of Directors’ letter to shareholders 8

Our 2024 compensation program

BCE’s compensation policies and programs are reviewed regularly to ensure they remain competitive, are linked to performance and are aligned with shareholders’ interests.

Base salary

Our target positioning for base salaries is at the 50th percentile of our comparator group. Salaries are reviewed from time to time and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, performance and internal equity. In 2024, target compensation was frozen for NEOs. Therefore, no changes were made to NEO salaries over 2023 levels.

Annual short-term incentive plan

Our annual short-term incentive plan is designed to reward achievement on critical financial metrics (adjusted EBITDA, revenue and free cash flow) and operating metrics.

The operational metrics of BCE’s Annual Incentive Plan (AIP) are based on BCE’s purpose to advance how Canadians connect with each other and the world and our six strategic imperatives:

•	Build the best networks

•	Drive growth with innovative services

•	Deliver the most compelling content

•	Champion customer experience

•	Operate with agility and cost efficiency

•	Engage and invest in our people and create a sustainable future.

Results against these imperatives accounted for 40% of the corporate performance index in 2024, consistent with 2023.

Financial objectives (adjusted EBITDA 30%, revenue 15% and free cash flow 15%) account for the remaining 60% of the corporate performance index. In 2024, the Corporation missed revenue targets (0% out of target 15%) and adjusted EBITDA targets (17% out of target 30%), while meeting free cash flow target performance (15% out of target 15%) set for the AIP.

Although the overall performance of the financial metrics fell below target levels set for the AIP during 2024, there was solid performance on the operational metrics set for our six strategic imperatives this year (38% out of target 40%). This demonstrates good progress towards BCE’s long-term strategic deliverables which are critical for our growth and transformation (see Operational performance highlights on page 44). An overall corporate performance index of 70% out of a possible 150% was approved for NEOs. This accounts for 70% of the annual short-term incentive paid to executive officers, while personal performance accounts for the remaining 30%.

Long-term incentive plan

Our long-term incentive plan is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives.

The 2022 PSU grant, which vested in 2024, is the second grant to vest since the LTIP program was re-designed to eliminate stock options and introduce a relative total shareholder return (TSR) metric for PSUs, in addition to a free cash flow metric. The 2022 PSU grant achieved 62% payout as detailed further in section 9.6, entitled 2024 Compensation elements under the heading PSU payouts.

Consistent with recent years, the 2024 LTIP is comprised of 50% RSUs and 50% PSUs. PSUs are measured 50% on relative TSR performance and 50% on free cash flow. Relative TSR is compared to median TSR of a peer group of seven North American telco companies (Rogers Communications Inc., TELUS Corporation, Cogeco Communications Inc., Quebecor Inc., AT&T, Verizon, Comcast), chosen based on industry relevance, capital market competitors and investment characteristics. Beginning with the 2024 grant, the relative TSR performance metric is measured over a three-year performance period (previously measured in three annual performance periods) which aligns with current market practice. This LTIP mix applies to all executives, including the President and CEO and all EVPs. No stock options have been granted since 2020.

2024 NEO compensation

As noted above, no changes were made to target compensation levels for NEOs in 2024. We are satisfied that fiscal 2024 performance results and NEO compensation under the annual short-term incentive plan were closely aligned, as follows:

•	Revenues of $24,409 million – $461 million below target – resulting in 0% payout for this performance metric;

•	Adjusted EBITDA of $10,589 million – $88 million below target – resulting in 17% payout for this performance metric; and

•	Free cash flow of $2,888 million – $6 million above target – resulting in 15% payout for this performance metric.

These results, combined with the strategic imperatives score of 38%, contributed to a corporate result of 70% of target (compared to 93% in 2023) for the annual short-term incentive plan and has resulted in the total direct compensation for all NEOs in 2024 being below target levels, with actual short-term incentive payouts on average paying at 85% of target (compared to 105% in 2023), as reflected in section 11.2, entitled Summary compensation table on page 67.

In addition, NEO compensation on a realized and realizable basis decreased significantly, ending the year well below grant date fair values as disclosed in section 11.2, entitled Summary compensation table. As of December 31, 2024, the value of the outstanding 2024 LTIP grant had decreased by 47% from the grant value reflected in section 11.2, entitled Summary compensation table, on page 67. Similarly, the value of the outstanding 2023 LTIP grant had decreased by 48% from the grant date value as of December 31, 2024.

The 2022 LTIP grant of RSUs and PSUs which vested on December 31, 2024 had a grant date fair value price of $66.58. As of the vesting and subsequent release of that grant, the share price has fallen by more than 50% to $32.26, impacting the realized value for all NEOs who received a grant in 2022. In addition, the PSUs (weighted at 50% of the 2022 LTIP grant) vested with an overall performance factor of 62%, based on the results for the free cash flow and relative TSR measures. As a result, the payout value of the 2022 LTIP grant had decreased by 51% from the grant date value.

45

The Board of Directors’ letter to shareholders 8

2024 CEO compensation

Consistent with other NEOs, there was no change to M. Bibic’s target compensation in 2024, and M. Bibic’s target compensation will continue to be frozen at current levels in 2025. Variable compensation makes up 89% of M. Bibic’s target total direct compensation and is considered at-risk.

The Committee is satisfied that the compensation received by our CEO this year is aligned to the shareholder experience and demonstrates a strong linkage between pay and performance:

•	There was no change to M. Bibic’s target compensation in 2024 and no changes will be made to M. Bibic’s target compensation in 2025

•	M. Bibic’s short-term incentive plan award decreased by 20% in 2024 compared to 2023 ($2.38 million in 2024 versus $2.96 million in 2023)

•

A significant portion of CEO compensation consists of fully at-risk equity awards in the form of RSUs and PSUs. As shown in the following chart, M. Bibic’s 2022 LTIP grant which vested on December 31, 2024 decreased 51% from its target value ($3.7 million versus target of $7.5 million), while the 2023 LTIP grant is trending to a realizable value of 48% below target, and the 2024 LTIP grant is trending to a realizable value of 47% below target as of December 31, 2024

•

The decrease in value of equity grants from 2022 to 2024 is significantly more than the decrease in TSR over the vesting periods, further demonstrating the at-risk nature of the equity awards and BCE’s pay for performance philosophy

•

A significant portion of M. Bibic’s incentive compensation has been settled in long-term equity holdings in the form of DSUs. M. Bibic’s DSU holdings as of December 31, 2023 had decreased in value by 36% as of December 31, 2024, based on the decrease in share price. This was offset by an additional DSU deferral and accumulated dividends in 2024, for an overall decrease in DSU holdings of 23% from December 31, 2023 to December 31, 2024

These factors combined support the alignment of the compensation received by our CEO to our long-term success and shareholders’ interests.

CEO Realizable Value – Equity

Equity Value ($ millions) Granted Equity Current Realizable Value

Details on the President and CEO’s 2024 accomplishments can be found in section 10, entitled President and CEO compensation, as well as the look-back table which sets out the actual value received by the President and CEO over the past three years compared to the value received by our shareholders and demonstrates the alignment between the compensation of the CEO and shareholder value.

Conclusion

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present at the meeting to answer any questions you may have about executive compensation. Alternatively, shareholders can reach us through the Corporate

Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Gordon M. Nixon	Sheila A. Murray
Chair of the Board	Chair of the Compensation Committee

March 6, 2025

46	BCE INC. 2025 PROXY CIRCULAR

Compensation discussion & analysis 9

9	Compensation discussion & analysis

This section describes our compensation philosophy, policies and programs and discusses the compensation provided in 2024 to our President and CEO, our CFO and our three other most highly compensated executive officers. In 2024, these executive officers continued to contribute to the growth and success of Bell. They are referred to in this document as the “NEOs” and are as follows:

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada

•	Curtis Millen, Executive Vice President and Chief Financial Officer, BCE Inc. and Bell Canada

•	John Watson, Group President, Business Markets, AI and FX Innovation

•	Blaik Kirby, Group President, Consumer and Small & Medium Business

•	Sean Cohan, President, Bell Media

9.1	Overall objective of the executive compensation program

Our executive compensation program is based on a pay-for-performance philosophy. The overall goal is to create sustainable value for shareholders by:

•  attracting, motivating and retaining the executive officers needed to drive the business strategy, and

•  rewarding them for financial and operating performance and leadership excellence.

9.2	Setting executive compensation

The following chart illustrates BCE’s compensation governance structure and roles and responsibilities in setting and administering executive compensation.

Board of Directors

Engage with shareholders and oversee BCE's compensation policy and components

Shareholders

Provide feedback related to executive compensation matters through "Say on Pay"

Audit Committee

Governance Committee

Risk and Pension Fund Committee

Compensation Committee

- Oversees, and recommends for approval by the Board, the Corporation's executive compensation philosophy, policies, programs and grants of equity-based compensation
- Reviews with the President and CEO any proposed major changes in the organization or personnel, including the succession plan
- Reviews any proposed major changes in the Corporation's benefit plans and recommends for approval any change requiring Board approval
- Reviews annually with the members of the Board the performance of the President and CEO and other executive officers
- Recommends annually to the members of the Board all forms of compensation for the President and CEO and other executive officers
- Reviews the Corporation's executive compensation disclosure for inclusion in the Corporation's public disclosure documents
- Reviews and monitors the Corporation's exposure to risk associated with its executive compensation and policies and identifies practices and policies to mitigate such risk
- Seeks advice from independent compensation consultants on emerging trends in executive compensation and, when considered advisable by the Compensation Committee, other professional advice to enable the Compensation Committee to function independently of management

Management

- Proposes the elements of a compensation program that supports a performance culture without undue risk taking
- Implements the processes required to administer the program
- Manages the process to establish performance objectives and to measure individual and corporate performance against set objectives
- Provides the Compensation Committee with an assessment of the results achieved by each of the executive officers, as well as an assessment of the leadership attributes each demonstrates in fulfilling their roles and responsibilities
- Recommends to the Compensation Committee the base salary as well as the annual short- and long-term incentive award levels for the executive officers, excluding the President and CEO, of the Corporation
- Proposes the succession plan for the executive officers of the Corporation
- Continuously monitors the regulatory environment and market practices and informs the Compensation Committee about any material developments

47

Compensation discussion & analysis 9

Benchmarking and comparator group

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

A full benchmarking study of all executive positions, including the NEOs, using our comparator group presented below is conducted every two years. The results of the last review completed with Hugessen showed that our executive pay is well aligned to our executive compensation policy, which targets total compensation to be positioned at the 60th percentile of our comparator group for strong performers.

We regularly review the composition of our comparator group with Hugessen to ensure that the companies continue to reflect our context in terms of size, industry, market capitalization and complexity. The Compensation Committee uses our comparator group to benchmark the value of executive total compensation, including base salary, short- and long-term incentives, benefits, retirement programs and perquisites. The comparator group of fourteen companies, the rationale for its use and comparative financial information are outlined in the tables below. There were no changes to the comparator group in 2024.

Description	Rationale for use	List of companies

Represents a select sample of the largest Canadian companies based on size, industry, geography and prevalence in other peer groups of interest	Ensures the competitiveness of our executive compensation by comparing it to that offered at companies that are similar to us in terms of complexity, including size, and that compete with us for key talent. Industry representation in selection of peers considers relevance to BCE in business model, with greater emphasis on highly regulated and consumer facing industries. The number of peers and balanced representation of industries ensures that our comparator group is representative of the marketplace in which we compete for talent.

•  Alimentation Couche-Tard Inc.

•  Bank of Montreal

•  Canadian National Railway Company

•  Canadian Tire Corp. Ltd.

•  CGI Group Inc.

•  Enbridge Inc.

•  Manulife Financial Corporation

•  Quebecor Inc.

•  Rogers Communications Inc.

•  Sun Life Financial Inc.

•  TC Energy Corporation

•  TELUS Corporation

•  The Bank of Nova Scotia

•  Thomson Reuters Corporation

Comparative financial information and industry distribution of comparator group

BCE – December 31, 2024 results

Total revenue ($M)	Market capitalization ($M) (1)	Net earnings ($M)	Employees

24,409	30,398	375	40,390

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

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The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers:

• the relative pay levels among our most direct industry competitors;

• the relative size, scope and complexity of comparator businesses;

• BCE’s relative performance against these comparators; and

•	internal equity across the Corporation and between different levels within the Corporation.

A similar approach and philosophy to setting target compensation is used for all levels within the organization to ensure competitive and fair compensation.

9.3	Compensation risk management

Our Risk Advisory Services group conducted its annual compensation risk evaluation, which includes interviews with both BCE’s management and BCE’s compensation consultants, Hugessen, to ensure that our compensation policies and practices are aligned with industry best practices and do not encourage executives to take undue risk on behalf of the Corporation for personal financial gain.

Five-pillar framework

The risk factors identified across the five pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure.

Our assessment identified no risks associated with

our compensation policies and practices likely to

have a material adverse effect on the Corporation

We recognize that long-term growth and value creation can only be achieved within an acceptable level of risk. We ensure our compensation policies and practices reward executives for short-, medium- and long-term decision making and performance but do not encourage undue risk taking or produce excessive compensation levels. We also ensure our policies and practices reflect best practices in terms of market trends and governance standards. The following are key risk mitigation policies that are part of the annual risk assessment and our approach to sound compensation management at BCE.

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Overview of compensation and risk governance policies at BCE

What we do

Use external independent consultants to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles.

Incorporate caps on the annual short-term incentive payouts, long-term incentive grants and executive pension plans to prevent excessive compensation levels.

Ensure consistent difficulty in achieving targets is maintained in light of the Corporation’s progress and the competitive environment.

Incorporate risk mitigation mechanisms (1) into incentive programs and compensation policies to minimize the likelihood that executives will take undue risks to enhance their remuneration.

Balance short- (annual short-term incentive), and long-term (RSUs and PSUs) incentives to align compensation to the risk horizon for each compensation component.

Offer a pay mix that emphasizes performance, with 85% of NEO target total direct compensation being at risk on average and tightly linked to BCE’s performance.

Enforce an incentive compensation clawback policy and forfeiture provisions. (2)

Enforce a post-employment hold requirement for the President and CEO.

Impose material share ownership requirements and offer the possibility to convert incentive payouts into DSUs, which further aligns executives’ interests with those of our shareholders.

Maintain a pre-clearance process for the President and CEO and all EVPs to protect against insider trading and trading during blackout periods.

Ensure that the Compensation Committee is comprised of independent members to avoid compensation-related conflicts of interest.

Offer our shareholders an opportunity to provide input to the Board regarding our executive compensation practices and levels via our annual “Say on Pay” advisory vote.

What we avoid

Paying out incentives if they are not commensurate with performance results. The Board and the Compensation Committee have discretionary powers to alter incentive payouts when unexpected circumstances arise.

Setting performance targets for incentives without appropriate stress testing.

Offering compensation exceptions to NEOs without appropriate Board approval.

Offering single trigger change-in-control (CIC) rights to our executives. (3)

Allowing hedging of the economic exposure of BCE securities by any insiders, including directors and executives. BCE’s anti-hedging policy prohibits any kind of hedging the effect of which is to alter the insider’s economic interest in securities of BCE, or the insider’s economic exposure to BCE. As share ownership requirements and the long-term incentive plan align shareholder and executive interests, these restrictions ensure this alignment is fully maintained.

Including unvested and unexercised long-term incentives in share ownership calculations.

Guaranteeing variable incentive payouts.

(1)

The main risk mitigation mechanisms include: incorporating a balanced and diversified combination of performance metrics for incentive plans to protect against one particular metric being promoted at the expense of overall health of the business, emphasizing long-term incentives with three-year vesting cycles in the executive pay mix to discourage undue short-term risk taking and eliminating the use of options beginning in 2021.

(2)

The President and CEO as well as all EVPs and additional U.S. Securities & Exchange Commission (SEC) defined Executive Officers have a clawback clause in their employment agreements that provides for the Corporation to clawback a portion of cash and equity compensation awarded to them, as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment (stock options have been eliminated as of fiscal 2021, but stock options issued in the past can be exercised upon vesting and prior to their expiry. 2020 was the last year options were granted and 2030 will be the last year in which option grants can be exercised).

The clawback is enforceable in the event of a restatement of financial statements if the individual would not have been entitled to such compensation based on the restatement of financial statements, and regardless of whether there was any wrongdoing on the executive’s part. Recovery under the clawback applies during the three completed fiscal years immediately preceding the date that the Corporation is required to prepare a restatement. In addition, for the CEO, in respect of compensation awarded on or after January 1, 2021, the Board may, at its discretion, cancel all or a portion of certain unvested cash and equity compensation or clawback certain cash and vested incentive and deferred compensation received by the CEO within the preceding 24 months in the event of conduct that the Board determines would constitute cause to terminate the CEO.

All stock option holders are subject to a clawback clause if they engage in prohibited behaviours.

In the event of termination for cause, an individual forfeits all vested and unvested options and all outstanding unvested RSUs and PSUs.

(3)

The double-trigger CIC policy requires a CIC and termination for reasons other than for cause or resignation for good reason for 18 months post CIC. This prevents the Corporation from being obliged to pay termination benefits during a CIC if an executive’s employment is not terminated as part of the CIC. More information can be found in section 11.6, entitled Termination and change-in-control benefits.

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9.4	Compensation policy and components

To achieve our objective, we use three key elements of compensation with target positioning for base salary at the 50th percentile and for total target compensation for strong performers at the 60th percentile of what is paid in the competitive market for similar positions, with greater focus on pay-for-performance and long-term components. Actual compensation may be set above or below target positioning depending on a number of factors, including performance, experience and internal equity. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	Primary objective	What does the compensation element reward?	How does the compensation element fit into the overall objective?	Form of payment

Annual Base Salary	Provides a market-competitive fixed rate of pay	The scope and responsibilities of the position and the specific skills needed to fulfil them	Provides a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash

Annual Short-Term Incentive	Incents performance against our annual corporate and individual objectives	The achievement of our annual objectives	Provides a vehicle to reward actual performance against objectives that are designed to support our overall corporate targets	Choice of cash and/or DSUs • Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment

Equity-Based Long-Term Incentive Plan	Aligns long-term interests of executives and shareholders	The creation of shareholder value	Provides a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value

RSUs (50%)

•  Aligns executives’ interests to share return growth

PSUs (50%)

•  Aligns executives’ interests with shareholder return relative to peers, and free cash flow, which enables continued investment and returns

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly as part of our benchmarking study. They are discussed in section 9.6, entitled 2024 Compensation elements, under the heading Pension, benefits and perquisites.

9.5	2024 Named executive officers’ target pay at risk

Our commitment to aligning pay to performance leverages a compensation mix that includes short-and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive remuneration is aligned with corporate performance over the short-and long-term. On average, 85% of target NEO compensation is at risk.

2024 target pay at risk (1)

(1)

Based on 2024 actual base salary. Pay at risk is annual short-term incentive plan, RSU-based awards and PSU-based awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

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9.6	2024 Compensation elements

Base salary

The Compensation Committee recommends for Board approval the base salary of each executive officer that reflects the scope and responsibilities of the position, the executive officer’s performance and experience, the positioning of their base salary and total compensation versus the comparator group (targeted at the 50th percentile on base salary), and internal equity.

To ensure individual accountability and higher levels of performance, base salaries offered to all executives have been adjusted only to reflect sustained performance levels as well as an increase in responsibilities or job scope.

Annual short-term incentive

(1)	For remaining employees eligible for AIP, Individual Performance Index may vary between 0 and 3×.

(2)	For remaining employees eligible for AIP, maximum payout is two times the target award.

The annual short-term incentive applicable to the President and CEO and all executive officers has two components:

•

In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on the achievement of common corporate objectives. These are based on financial targets and quantitative strategic objectives related to each of our six strategic imperatives.

•

In order to assess and reward leadership behaviours demonstrated by the executive in the achievement of business unit and overall corporate results, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

Short-term incentive targets

The short-term incentive targets for executive officers are reviewed regularly to ensure they remain competitive with market peers. The short-term incentive targets for the NEOs (200% for the President and CEO and 120% for the other NEOs) remained unchanged in 2024 from 2023 levels.

Corporate performance index

Corporate performance objectives account for 70% of the weighting of the annual short-term incentive award. At the beginning of each year, the Compensation Committee recommends for approval by the Board the Corporation’s financial and operating objectives used to determine the corporate performance objectives. The Compensation Committee reviews corporate performance from year to year, ensuring a consistent difficulty in achieving targets is maintained in light of the Corporation’s progress and the competitive environment.

At the end of each year, the Compensation Committee and the Board evaluate the performance of the Corporation against the corporate performance objectives to determine the corporate performance index.

This can vary between 0% and 150%, with a target performance level of 100%. The Compensation Committee may, at its discretion, recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate versus actual performance in the Compensation Committee’s judgment.

Financial objectives

Financial objectives (adjusted EBITDA 30%, revenue 15% and free cash flow 15%) account for 60% of the corporate performance index. The Compensation Committee sets a threshold, low, target and stretch value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community, which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

Overall performance

	Threshold	Low	Target	Stretch

Payout (1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

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Six strategic imperatives

The remaining 40% weighting of the corporate performance index evaluates achievement of the Corporation’s operating objectives, our six strategic imperatives for 2024, with relative weighting for each imperative applied as follows:

Six strategic imperatives

Relative weight

1. Champion customer experience	20%

2. Drive growth with innovative services	15%

3. Deliver the most compelling content	10%

4. Build the best networks	20%

5. Operate with agility and cost efficiency	20%

6. Engage and invest in our people and create a sustainable future	15%

100%

Progress on the six strategic imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 40%:

Points	0	1	2	3	4	5	6

Results	Failed	Significantly below	Below	Slightly below	Met	Exceeded	Stretched

The cumulative total of points earned for the six strategic imperatives determines the payout according to the following table:

Sum of points

	Threshold 0 points (6 × 0 points)	Target 30 points (6 × 5 points)	Stretch 36 points (6 × 6 points)

Payout (1)	0%	100%	150%

(1)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2024 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives.

BCE’s incentive plans are structured to create sustainable value for shareholders, as well as delivering on our corporate purpose of advancing how Canadians connect with each other and the world, through the successful execution of the Corporation’s six strategic imperatives

The following illustration indicates the corporate performance objectives employed for setting annual short-term incentive awards for 2024, and the rationale for their use.

Adjusted EBITDA 30%

Industry-wide measure of in-year operational profitability. Measures executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the Corporation.

Six strategic imperatives 40%

The strategic imperatives focus our efforts on achieving our goal of advancing how Canadians connect with each other and the world. Their assessment includes many operating metrics typically used in the industry. Progress made against the six strategic imperatives provides a relevant measure of our executives’ success in executing on the long-term strategic deliverables required to achieve our goal.

Revenue 15%

A simple measure of the total value of the products and services sold by the Corporation. Revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

Free cash flow 15%

Provides an assessment of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business. It is also commonly used as a valuation measure for companies in the industry.

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2024 Corporate performance index

The following table outlines the corporate objectives and results achieved for 2024.

Component (1)	Weighting	Calculated payout	2024 Target	2024 Results	Comments

Adjusted EBITDA	30%	Payout: 17% Min: 0% Max: 45%	$10,677 million	$10,589 million	BCE adjusted EBITDA grew by 1.7% in 2024 compared to 2023, attributable to a greater contribution from our Bell CTS and Bell Media segments, reflecting lower operating costs, moderated by reduced operating revenues

Revenue	15%	Payout: 0% Min: 0% Max: 22.5%	$24,870 million	$24,409 million

BCE revenues declined by 1.1% in 2024 compared to 2023, driven by lower product revenue of 5.2% and lower service revenue of 0.4%, attributable to a decline from our Bell CTS segment, moderated by higher revenues from our Bell Media segment

Free cash flow	15%	Payout: 15% Min: 0% Max: 22.5%	$2,882 million	$2,888 million	Free cash flow decreased by $256 million in 2024 compared to 2023, mainly due to lower cash flows from operating activities, excluding cash from acquisitions, and other costs paid, partly offset by lower capital expenditures

Six strategic imperatives	40%	Payout: 38% Min: 0% Max: 60%	Various	N/A	The Board approves a scorecard of approximately 50 operating metrics to monitor the progress against the strategic imperatives. Good progress was made on many imperatives with strong results achieved in the areas of Operate with agility and cost efficiency, Champion customer experience, Build the best networks and Deliver the most compelling content. See additional table below which sets out metrics included and results highlights for strategic imperatives for 2024

Total	100%	70%

(1)	Free cash flow is a non-GAAP financial measure and adjusted EBITDA is a total of segments measure. For more information, please see page 43.

Strategic imperatives

A final score of 38% was applied to the strategic imperatives result. This result demonstrates good progress towards BCE’s long-term strategic deliverables for growth and transformation, as highlighted in the chart below. Results represent a combination of various metrics, many of which are competitively sensitive and not disclosed in detail.

Imperative & weighting	Metrics included	Results highlights

Champion customer experience 20%	• Share of CCTS complaints • Self-serve tools & transactions • End-to-end customer experience improvements	• 5% decrease in industry share of complaints accepted by CCTS (YoY) – ESG • Launched Chat Voice Assistant and a refreshed MyBell app – ESG • Leveraged Generative AI for call quality assurance – ESG

Drive growth with innovative services 15%	• Share of Internet net adds • BBM Growth Services revenue	• Expanded multi-year strategic partnership with ServiceNow • Acquired Stratejm Inc. and CloudKettle Inc.

Deliver the most compelling content 10%	• Prime Time Performance • Bell Media Digital revenue growth • Growth of Subscriber base	• Maintained CTV’s #1 ranking as the most-watched TV network in Canada • Grew total Crave subscriber base, up 18% YoY • Launched Bell Ads for Business

Build the best networks 20%	• Fibre build • 5G+ Pops covered • Network capacity management

•   Continued FTTP expansion, reaching 7.8 million locations passed – ESG

•   Expanded 5G+ coverage to reach 60% of Canada’s population – ESG

•   Deployed 3800 MHz spectrum in select areas to enable access to 5G+ wireless network

Operate with agility and cost efficiency 20%	• Total operating cost • The Source transition to Best Buy Express • Accelerate transformation

•   As part of strategic distribution agreement with Best Buy Canada, opened 167 Best Buy Express retail stores across Canada

•   Improved BCE consolidated adjusted EBITDA margin YoY to 43.4%

•   Realized labour savings of more than $200 million

Engage and invest in our people and create a sustainable future 15%	• Positive workplace and culture • Bell Let’s Talk • Environment/climate (lower carbon footprint, reduce waste)

•   Exceeded KPIs with respect to training on respectful workplace – ESG

•   Announced $10 million towards mental health in 2025, bringing total investment since 2010 to $184 million – ESG

•   Met KPIs with respect to waste reduction – ESG

The financial results for 2024, along with the progress made against the six strategic imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting annual short-term incentive awards. Based on their assessment, the Compensation Committee recommended, and the Board approved, a corporate performance index of 70% for the President and CEO and the other NEOs. No discretion was applied to determine this result. Over the last five years, the corporate performance index was 93% in 2023, 100% in 2022, 105% in 2021, 25% in 2020, and 107% in 2019.

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Individual performance index

In order to recognize and reward individual contribution, 30% of the annual short-term incentive for executive officers is based on individual performance, which has two dimensions.

The first dimension is the achievement of results measured against the predetermined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the six strategic imperatives and thereby create value for shareholders. For further details on our President and CEO’s key accomplishments and results for 2024, refer to section 10, entitled President and CEO compensation, on page 59.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes that serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes that reinforce the transformation of the business and the execution of the strategy. Once the year is completed, the Compensation Committee and the independent directors of the Board assess the individual performance and leadership of the President and CEO. In addition, the President and CEO provides the Compensation Committee with their assessment of the individual performance and leadership of the other executive officers. Taking into account all the information provided, including the recommendations of the President and CEO, the Compensation Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 1.5×) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only.

The annual short-term incentive plan for the CEO and EVPs was restructured in 2022 to bring the plan in line with the market practice of having the individual leverage around target more aligned to that of the corporate performance factors. The individual performance index of the annual short-term incentive ranges were reduced from 0 to 3× target to 0 to 1.5× target for the President and CEO and EVPs.

In 2024, the average individual performance index for the NEOs was 1.2×, consistent with 2023. The 2024 annual incentive awards for our NEOs ranged from $610,080 to $2,380,000, with an average payout of $1,065,116. Please consult the individual NEO biographies in sections 10 and 11 for greater detail.

Equity-based compensation

Long-term incentive plan

Our LTIP is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. The LTIP also plays a crucial role in aligning variable compensation with the appropriate risk time horizon and accountability for medium- and long-term decisions. Being 100% equity-based, our LTIP’s value to the executive is very much dependent on increasing share price performance, which in turn benefits all shareholders. Furthermore, the PSU component of the LTIP rewards the achievement of cash flow targets that enables continued investment and returns, in addition to total shareholder return relative to peers, which also aligns with shareholders’ interests. Following a comprehensive review of the LTIP, the Compensation Committee and Board of Directors determined that the 2025 LTIP will continue to be comprised of 50% RSUs and 50% PSUs.

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Below are the key terms that apply to each component of the long-term incentive plan in 2024.

Element	RSUs	PSUs

Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.	PSUs align executives’ and shareholders’ interests with shareholder return relative to peers, and free cash flow, which enables continued investment and returns. Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Payout range (as a % of the grant award)	0% to 100%	0% to 200%

Defined limit on annual grant levels	Yes

Term	Three years

Performance period	Three-year performance period

Relative TSR: Three-year performance period

Free Cash Flow: Three annual performance periods, aligned with free cash flow targets under our AIP

Each free cash flow performance period is weighted equally to determine vesting rights at the end of the performance period.

Vesting type	Three year cliff vesting

Vesting date for 2024 grants	December 31, 2026

Vesting criteria	Being actively employed by BCE or Bell on the vesting date

Being actively employed by BCE or Bell on the vesting date

Relative TSR: 50% based on achievement of relative TSR, where the Corporation’s TSR is measured relative to the TSR of the peer companies, expressed as a range of percentage points from the median TSR of the peer group. 100% PSU vesting percentage is achieved with the Corporation’s TSR equivalent to the peer group median TSR.

Relative TSR peer group is comprised of seven North American telco companies (Rogers Communications Inc., TELUS Corporation, Cogeco Communications Inc., Quebecor Inc, AT&T, Verizon, Comcast).

Free Cash Flow: 50% based on achievement of annual Board approved free cash flow targets (aligned with free cash flow targets under our annual short-term incentive plan).

Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares

Methods of payment (1)	BCE common shares

Pricing at time of grant	Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last five consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit.

Clawback	The President & CEO and all EVPs are subject to a clawback clause detailed under section 9.3, entitled Compensation risk management.

(1)

Since 2017, executives have had the option to receive their RSU grants in the form of DSUs. At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in DSUs as an interim measure to help the participant reach his/her mandatory share ownership requirement.

The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. There were no special grants made to NEOs in 2024.

Information on change-in-control and termination provisions applicable to the LTIP can be found under section 11.6, entitled Termination and change-in-control benefits.

The Corporation uses the fair value method of accounting for equity-based compensation.

PSU payouts

Since the PSU plan’s inception in 2011, twelve payout cycles have occurred. The PSU grants prior to 2014 had a maximum payout level of 100%. Grants from 2014 to 2020 had a maximum payout of 125%, and grants from 2021 onward have a maximum payout of 200% to reinforce the incentive to outperform and reflect current market practices in PSU design.

The 2022 PSU grant, which vested in 2024, achieved 62% payout based on annual free cash flow results exceeding targets overall, offset by annual TSR performance below target, where TSR fell below the median TSR of the defined relative TSR peer group. Over the last five years, the PSU grants vested at 108% for the 2021 grant, 108% for the 2020 grant, 107% for the 2019 grant, 82% for the 2018 grant and 106% for the 2017 grant.

For further details on each NEO’s 2024 PSU award, see section 11.2, entitled Summary compensation table, on page 67 or refer to the detailed NEO biographies in sections 10 and 11.

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DSU plan

The DSU plan is designed to further align the interests of the executive officers with those of the shareholders by providing a mechanism for the executive officers to receive incentive compensation in the form of equity that they must hold until they leave the Corporation. Executive officers and other key employees of the Corporation and those of certain subsidiaries may elect to participate in the DSU plan.

In 2024, executive officers could elect to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. Executives also had the option to elect to receive their grant of RSUs in the form of DSUs.

DSUs have the same value as BCE common shares. Dividend equivalents in the form of additional DSUs are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

The Compensation Committee may also recommend for Board approval special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2024.

Holders of DSUs cannot settle their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy, through a trustee, a number of BCE common shares on the open market equal to the number of vested DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in the case of death.

Share ownership requirements

We believe in the importance of substantial share ownership, and our compensation programs are designed to encourage share ownership by executive officers. Our current share ownership requirements for the President and CEO and EVPs have been in place since 2013 and are designed to encourage ongoing investment in the Corporation and to ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders. These milestones are to be reached 10 years from promotion or hire date.

In addition, the President and CEO is subject to compliance with a post-employment hold requirement. Under the policy, upon resignation or retirement, the President and CEO must continue to hold a number of shares equal to the share ownership requirement as of the departure date for at least one year following departure.

The following table outlines the current minimum share ownership levels as a multiple of annual base salary and the associated deadline applicable for each executive level:

Multiple of base salary

Position	5-Year target (1)	10-Year target

President and CEO	7.5×	10.0×

EVPs	3.0×	5.0×

(1)	50% of five-year target must be reached within three years.

Direct and indirect holdings of common shares of BCE, including shares or vested DSUs received under the following programs, can be used to reach the minimum share ownership level:

•	DSU plan, described under DSU plan

•	ESP, described under Benefits and perquisites

•	shares acquired and held by exercising stock options granted under our stock option plans, described in section 11.3, entitled Incentive plan awards under Stock option plan

•	shares received and held upon payment of RSUs and PSUs, described under Long-term incentive plan

•	shares purchased independently on the open market.

Option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three-, five- or 10-year targets are missed. These measures include, but are not limited to, the payment of a portion of the annual short-term incentive award in DSUs and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the following table, all of our NEOs have met or exceeded their five-year targets, with the exception of S. Cohan whose targets were established upon his hire and appointment to President, Bell Media on November 1, 2023.

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Compensation discussion & analysis 9

Below is the share ownership status for our NEOs as of December 31, 2024.

	Ownership requirement			Total BCE			Multiple of
NEO	Base salary ($)	Year 5	Year 10	equity ownership value ($)	(1)	Percentage of ownership in DSUs	5-Year target achieved	10-Year target achieved

M. Bibic (2)	1,400,000	7.5×	10×	13,925,357		63%	1.3×	0.99×

C. Millen	620,000	3×	5×	2,838,180		80%	1.5×	0.9×

J. Watson	750,000	3×	5×	4,938,152		96%	2.2×	1.3×

B. Kirby	750,000	3×	5×	5,963,538		37%	2.7×	1.6×

S. Cohan	750,000	3×	5×	56,812		0%	0.0×	0.0×

(1)	Calculated using the higher of acquisition cost and the current market value based on closing BCE share price on the Toronto Stock Exchange on December 31, 2024 of $33.32.

(2)	M. Bibic’s total BCE equity ownership value exceeds his total direct compensation (being the sum of all columns in the Summary compensation table except for pension value and all other compensation).

Clawback policy

The U.S. Securities and Exchange Commission (SEC) finalized a rule directing U.S. stock exchanges to require listed companies to recover or clawback erroneously awarded incentive-based compensation. As a listed issuer on the New York Stock Exchange, the Corporation was required to have a compliant policy in place by December 1, 2023. The Corporation’s policy was amended accordingly and all covered executives, including the President and CEO and all EVPs, signed a clawback amendment to their individual employment agreements in 2023.

The President and CEO as well as EVPs are subject to BCE’s new clawback policy that provides for the Corporation to clawback a portion of cash and equity compensation awarded to them after their appointment. The clawback is enforceable in the event of a restatement of financial statements if the individual would not have been entitled to such compensation based on the restatement of financial statements, and regardless of whether there was any wrongdoing on the executive’s part.

Recovery under the clawback applies during the three completed fiscal years immediately preceding the date that the Corporation is required to prepare a restatement.

For the CEO, in respect of compensation awarded on or after January 1, 2021, the Board may, at its discretion, cancel all or a portion of certain unvested cash and equity compensation or clawback certain cash and vested incentive and deferred compensation received by the CEO within the preceding 24 months in the event of conduct that the Board determines would constitute cause to terminate the CEO.

Also, under BCE’s long-term incentive plan, if BCE terminates a participant, including the President and CEO or any EVP, for cause, the participant forfeits all vested and unvested options, and all outstanding and unvested RSUs and PSUs as described further in section 11.6, entitled Termination and change-in-control benefits.

Pension, benefits and perquisites

Pension

The Defined Contribution (DC) arrangement of the Bell Canada pension plans (Bell Plan) allows employees to contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit. The Corporation’s contribution remains capped at 6%.

All our NEOs participate in the DC arrangement, which has been the only pension plan available to employees hired since 2004. M. Bibic participated in the Bell Canada Defined Benefit Pension Plan for 12 months ending on December 31, 2004, when he joined the DC arrangement.

All our NEOs are eligible for supplementary retirement arrangements. The pension benefits provided to our NEOs are described under section 11.5, entitled Pension arrangements.

Benefits and perquisites

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program, which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The NEOs are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer our employees the option to participate in our ESP. The ESP is designed to support long-term share ownership and to build greater interest in the growth and success of the Corporation. Under the ESP, employees can contribute up to 12% of their base salary to buy BCE common shares. The Corporation matches one-third of the employee’s contribution up to a maximum of 2% of their annual base salary. Shares purchased with the Corporation’s contributions and the associated dividends are subject to a two-year vesting period. More information on the ESP can be found under section 11.4, entitled Employees’ savings plan (ESP).

The NEOs also receive a competitive cash allowance for perquisites.

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President and CEO compensation 10

10	President and CEO compensation

Mirko Bibic President and Chief Executive Officer BCE Inc. and Bell Canada

Mirko Bibic

President and Chief Executive Officer of BCE Inc. and Bell Canada since January 2020, M. Bibic leads the Bell group of companies with a strategy to deliver the best networks, champion customer experience, drive service and content innovation, operate with agility and efficiency and support the Bell team and our communities toward a sustainable future.

M. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer.

M. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto, and serves on the boards of Royal Bank of Canada and Maple Leaf Sports & Entertainment. He is also co-chair of the Kids Help Phone campaign. Born and raised in the Montréal area, M. Bibic is fluently bilingual.

2024 Key accomplishments and determination of annual short-term incentive award

The Compensation Committee evaluated M. Bibic’s performance for 2024 based on demonstrated leadership behaviours and comprehensive objectives related to the evolution and execution of BCE’s strategy:

•	Invested approximately $3.9 billion in 2024 as part of our capital program to build FTTP, expand 5G wireless network coverage and transform and automate the business.

•

Announced our intent to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States, to accelerate Bell’s growth in fibre. Together, Bell Canada and Ziply Fiber have a goal to reach approximately 12 million fibre locations in North America by the end of 2028, reinforcing Bell’s position as the third largest fibre Internet provider in North America.

•

Continued to expand our FTTP direct fibre footprint to more homes and businesses, reaching 7.8 million locations at the end of 2024. FTTP enables multi-gigabit symmetrical download and upload Internet speeds, offering a performance and quality advantage over cable networks.

•	Bell pure fibre was ranked Canada’s fastest Internet in Ookla’s Q1-Q2 2024 and Q3-Q4 2024 Speedtest Awards reports.(1)

•

Recognized as Canada’s most trusted communications provider by BrandSpark. Bell was also awarded Most Trusted High Speed Internet provider for Wi-Fi performance/Wi-Fi connectivity for the sixth consecutive time, and earned Most Trusted awards for TV, cellular and home phone.(2)

•	Built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 4,490,896 at December 31, 2024, up 0.4% over 2023.

•

Completed Canada’s first 50G passive optical network technology trial, in partnership with Nokia Corporation, leveraging existing fibre infrastructure to reach speeds up to 50Gbps on a single fibre, and demonstrating an efficient and cost-effective upgrade path.

•	Expanded 5G+ service coverage, leveraging 3500 megahertz (MHz) and 3800 MHz spectrum, to reach 60% of Canada’s population.

•	Deployed 3800 MHz spectrum in select areas of Toronto and Kitchener-Waterloo, offering customers the country’s fastest mobile technology on Canada’s fastest 5G+ wireless network.(3)

•	Added 309,517 total net postpaid and prepaid mobile phone subscribers, bringing Bell’s mobile phone customer base to 10,288,574 at December 31, 2024.

•	Opened 167 Best Buy Express small-format consumer technology retail stores across Canada as part of a strategic distribution agreement between Bell and Best Buy Canada.

•

Entered into a retail partnership with Loblaw Companies Limited to launch No Name Mobile, providing Canadians new affordable wireless options and prepaid plans, powered by PC Mobile and running on Bell’s 4G network.

•	Increased our IPTV subscriber base by 3.0% to 2,132,953 at December 31, 2024.

•	Completed the previously announced acquisition of OUTEDGE to support Bell Media’s digital media strategy and deliver multi-channel marketing solutions across Canada.

•	Announced the expansion of Bell Media’s partnership with Warner Bros. Discovery for the Canadian market, extending Crave for multiple years as the exclusive home of HBO and Max content.

•	Grew our total Crave subscriber base to more than 3.6 million, up 18% over 2023. 2024 was the most watched year in Crave history for hours viewed.

•	Crave, TSN and RDS became available on Prime Video Channels in Canada.

•	Maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 23rd year in a row.

•

Launched 11 English- and French-language free, ad-supported streaming television (FAST) channels, featuring a selection of entertainment, factual, news, and sports programming, available on LG Channels, Samsung TV Plus, Plex and The Roku Channel.

•

Secured a content and licensing agreement with NBCUniversal Global TV Distribution bringing cable channels USA Network and Oxygen True Crime to Canada for the first time ever, as of January 1, 2025 at which time existing specialty channels Discovery and Investigation Discovery rebranded as USA Network and Oxygen True Crime.

(1)	Based on analysis by Ookla, a web testing and network diagnostics company, of Speedtest Intelligence data of fixed nationally aggregated Speed Score results for Q1-Q2 and Q3-Q4 2024.

(2)

Voted and awarded Most Trusted High Speed Internet Provider for Wi-Fi Performance/Wi-Fi Connectivity, Home Phone Service Provider, TV Service Provider (in a tie), and Cellular Service Provider (in a tie) by Canadian shoppers based on the 2025 BrandSpark Canadian Trust Study. BrandSpark is a research and consulting firm.

(3)

Independent testing by GWS from February to November 2024 ranked Bell’s 5G and 5G+ networks highest among Canadian national wireless carriers. GWS OneScore rankings for 5G+ performance and speeds are based on testing while actively using 3500 MHz spectrum.

59

President and CEO compensation 10

•

Launched Bell Ads for Business, an advertising platform that allows businesses across Canada to utilize Bell’s premium Canadian data, and target intended audiences, while accessing digital inventory across the open internet and Bell Media digital properties.

•	To support Bell’s tech services strategy:

•

Acquired Stratejm Inc., a Mississauga-based cybersecurity provider, and CloudKettle Inc., a Halifax-based professional services provider, adding professional and managed services expertise in cybersecurity and Salesforce digital workflow automation to Bell’s existing capabilities and strengthening end-to-end AI-powered support for enterprise customers.

•

FX Innovation acquired HGC Technologies (HGC), an Elite ServiceNow partner. Based in Montréal, with Canadian and American operations, HGC focuses on helping clients maximize their business impact with the ServiceNow digital workflow platform. The acquisition strengthens FX Innovation’s expertise in process automation, cloud technologies, and digital transformation.

•

Expanded our multi-year strategic partnership with ServiceNow, an AI platform for business transformation, to accelerate Bell’s digital transformation while continuing to offer ServiceNow implementation expertise to support the digital transformation of its Bell Business Markets customers. The partnership makes Bell one of ServiceNow’s largest communications customers with a first-of-its-kind collaboration in Canada.

•

Formed a strategic partnership with Palo Alto Networks that brings together Bell’s expertise in managed and professional services with Palo Alto Networks’ AI-powered cybersecurity platforms, enabling Bell to offer a full suite of services to deliver comprehensive protection against evolving cyber threats for customers in Canada.

•

Announced a partnership with Mila, a Montréal-based research institute in AI, to develop AI solutions to enhance customer experience, optimize business operations and cultivate a vibrant AI ecosystem within Québec and across Canada.

•

Launched Google Cloud Contact Center AI from Bell for Canadian businesses, a managed solution supported by professional services expertise that enables intelligent customer and agent experiences leveraging generative AI-infused technology.

•	Introduced new virtual assistants leveraging Google Chat AI for Bell, Virgin Plus and Lucky Mobile customers, offering instant answers and self-service links.

•	Appointed Bell’s first Chief Customer Experience Officer, reinforcing our customer-first approach in everything we do and our objective to create meaningful experiences across all channels.

•	Decreased our share of consumer complaints for the BCE group of companies and affiliates by 5% over the previous year, according to the 2023–2024 Annual Report by the CCTS.

•	Launched a refreshed MyBell app, offering a range of new features and improvements including improved navigation, personalized offers and alerts on the home screen, and a modern visual design.

•	Leveraging AI technologies developed by Meta and Google, launched new chatbot for field technicians that serves as a virtual helpdesk, delivering real-time support and resources to technicians.

•

Implemented AI-powered agent support models leveraging real-time transcription, enabling the analysis of calls in our contact centres through our Speech AI solution and the identification of cross-sell opportunities.

•	Leveraged Generative AI for call quality assurance, monitoring aspects such as time on hold and manager escalations and to automatically generate retention offers in real time.

•	Ranked the most sustainable telecom globally for the second year in a row and 34th overall in the Corporate Knights Global 100 2025 ranking of the most sustainable corporations in the world.

•	Named to the Canada’s Best 50 Corporate Citizens list compiled by Corporate Knights for a third consecutive year, ranking 19th overall.(1)

•	Named the top telecom and ranked 3rd overall in the Globe and Mail’s Road to Net Zero report.

•

Continued year-round support of the Bell Let’s Talk initiative. Bell Let’s Talk has partnered with more than 1,585 organizations including hospitals, universities, local community service providers and other care and research organizations. This collaboration has enabled these organizations to improve access to mental health supports and services in communities nationwide.

•	The company’s total Bell Let’s Talk investment reached $174 million at the end of 2024.

•	On World Mental Health Day 2024, Bell announced another $10 million towards mental health in 2025, bringing the total Bell Let’s Talk investment to $184 million since 2010.

•	Continued our multi-year operational transformation to modernize our operations, increase productivity, build technology talent and materially right-size our cost base.

•	Improved BCE consolidated adjusted EBITDA margin by 1.2 pts to 43.4%, our highest annual margin in over 30 years.

•	Reduced Bell CTS operating costs by 3.4%, contributing to Bell CTS adjusted EBITDA margin improvement of 1.2 pts over 2023.

•	Realized labour savings of more than $200 million from workforce restructuring initiatives.

•

Reduced capital expenditures by $684 million in 2024 to $3,897 million, consistent with a planned reduction in capital spending attributable to slower new FTTP footprint expansion, regulatory decisions that discourage network investment, and the realization of efficiencies from prior investments in digital transformation initiatives.

•	Delivered productivity improvements and cost efficiencies resulting from the expansion of Bell’s all-fibre network footprint and service innovations enabled by new broadband technologies.

(1)

In June 2024, Corporate Knights Inc. ranked BCE #19 overall in its ranking of Canada’s best 50 corporate citizens. The annual ranking is based on a set of 25 ESG indicators that compares Canadian companies with a gross revenue of at least $1 billion. Eligible companies include: Canadian-headquartered privately held companies and Canadian Crown corporations with at least $1 billion annual revenue, Canadian-listed companies with more than $1 billion annual revenue, companies included in S&P/TSX Renewable Energy and Clean Technology Index (all revenues), top 10 largest Canadian cooperative organizations by revenue, top 10 credit unions by assets under management and those with at least 100,000 members and all 2023 Best 50 companies. All companies are scored on up to 25 key performance indicators covering resource management, employee management, financial management, sustainable revenue and sustainable investment and supplier performance in comparison to their peer group, with 50% of each company’s score assigned to sustainable revenue and sustainable investment.

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President and CEO compensation 10

2024 Actual pay mix

For 2024, M. Bibic’s compensation remained the same as 2023. Consistent with 2023, 89% of M. Bibic’s target total direct compensation is considered at-risk. As noted in section 8, entitled The Board of Directors’ letter to shareholders under the heading 2024 CEO compensation, there is strong linkage between pay and performance with the high proportion of at-risk compensation awarded to M. Bibic.

	2024 ($)	2023 ($)	2022 ($)

Salary	1,400,000	1,400,000	1,400,000

At-Risk Compensation

Annual Short-Term Incentive Plan	2,380,000	2,956,800	3,094,000

RSU-Based Awards	4,000,000	4,000,000	3,750,000

PSU-Based Awards	4,000,000	4,000,000	3,750,000

Total At-Risk Compensation	10,380,000	10,956,800	10,594,000

Pension & Other Compensation	1,044,191	1,076,966	1,599,649

Total Compensation	12,824,191	13,433,766	13,593,649

2024 CEO look-back table – M. Bibic (2022–2024)

The following chart compares total direct compensation awarded to the President and CEO in the last three years with the actual value of that compensation (i.e. what has been realized or what is realizable) as of December 31, 2024. CEO actual total direct compensation for each year includes base salary, actual annual short-term incentive award, and the value of outstanding equity grants as of December 31, 2024. CEO value is compared to value of shareholders, which represents the TSR over the periods identified.

As can be seen from the table below, the value of CEO realized and realizable equity at the end of 2024 is significantly lower than the value at the date of the grant. The actual value of CEO compensation (both cash compensation and equity) is directionally aligned with BCE’s three-year and two-year TSR, and completely aligned with BCE’s one-year TSR, supporting BCE’s strong linkage between pay and performance. Notably, the one-year TSR of -30% in 2024 resulted in a significant impact when included in the two-year and three-year measurement periods, as compared to the one-year TSRs of -6% in 2023 and -4% in 2022.

	Total direct compensation awarded (1) ($ millions)			Actual total direct compensation value as of December 31, 2024 (2) ($ millions)			Change in Value

Year	Cash	Equity	Total	Cash	Equity	Total	Period	President and CEO	Shareholder (TSR)

2022	4.5	7.5	12.0	4.5	3.7	8.2	2022-01-01 to 2024-12-31	-32%	-37%

2023	4.4	8.0	12.4	4.4	4.2	8.5	2023-01-01 to 2024-12-31	-31%	-34%

2024	3.8	8.0	11.8	3.8	4.2	8.0	2024-01-01 to 2024-12-31	-32%	-30%

							Average	-32%	-34%

(1)	Includes base salary, actual annual short-term incentive paid, and LTIP value at time of grant (RSUs and PSUs).

(2)	Includes base salary, actual annual short-term incentive paid, value of vested and unpaid 2022 RSU/PSU grants, and unvested value of 2023 and 2024 RSU/PSU grants using interim performance multipliers.

Ownership and value at risk

The table below shows the total vested and unvested BCE equity owned by M. Bibic as of December 31, 2024, valued using market value. His share ownership based on market value is 7.0 times his salary, and his total ownership and value at risk is $24 million. This compares to ownership and value at risk of $30 million as of December 31, 2023 as disclosed last year, showing a reduction of $6 million in 2024, despite an additional vested DSU grant and increase in shares held as of December 31, 2024, also demonstrating the linkage in pay for performance philosophy with the shareholder experience. For information on measures that may be taken by the Corporation to ensure that share ownership guidelines are met by M. Bibic, please see page 57 under Share ownership requirements.

		RSU			PSU			DSU			Shares		Total share ownership	(1) (2)	Total as a multiple of base salary

	Number		Value ($)	Number		Value ($)	Number		Value ($)	Number		Value ($)

Vested							196,914		6,561,168	98,566		3,284,217	$9,845,385		7.0×

Unvested	226,844		7,558,431	200,956		6,695,865							$14,254,296		10.2×

Total	226,844		7,558,431	200,956		6,695,865	196,914		6,561,168	98,566		3,284,217	$24,099,681		17.2×

(1)	Excluding stock options, which are out-of-the-money and have no value as of December 31, 2024.

(2)	Calculated using the closing BCE share price on December 31, 2024 of $33.32.

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Compensation of our named executive officers 11

11	Compensation of our named executive officers

This section examines the compensation provided in 2024 to our President and CEO, our CFO, and our three other most highly compensated executive officers (based on aggregate compensation excluding pension benefits).

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada
(see detailed compensation discussion in section 10, entitled President and CEO compensation)

•	Curtis Millen, Executive Vice President and Chief Financial Officer, BCE Inc. and Bell Canada
•	John Watson, Group President, Business Markets, AI and FX Innovation

•	Blaik Kirby, Group President, Consumer and Small & Medium Business

•	Sean Cohan, President, Bell Media

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis.

Curtis Millen Executive Vice President and Chief Financial Officer, BCE Inc. and Bell Canada

Curtis Millen

Appointed Chief Financial Officer of BCE and Bell in 2023, C. Millen leads all Finance strategy and operations for the Bell group of companies and is the executive sponsor of Bell Ventures.

C. Millen joined Bell in 2008 and has held successively senior positions within the finance organization. Most recently, he served as SVP, Corporate Strategy and Treasurer, and President of BIMCOR, Bell Canada’s pension fund subsidiary.

Prior to joining Bell in 2008, C. Millen was a Media & Telecom investment banker at Citigroup Global Markets and Bank of America Securities. He holds a BA Economics from Yale University, an MBA from the Yale School of Management and the ICD.D designation. C. Millen is a board member of St. Mary’s Hospital Foundation and a former Director at Q9 Networks, Glentel and Aequitas Innovations. Born and raised in Montréal, C. Millen is based at our Montréal headquarters and is fluently bilingual.

In 2023 upon his appointment, target direct compensation was set for C. Millen at $3.1 million, reflecting his promotion to Executive Vice President and Chief Financial Officer. There were no changes to C. Millen’s target compensation in 2024.

2024 Actual pay mix

Position	EVP and Chief Financial Officer	EVP and Chief Financial Officer		SVP Corporate Strategy and Treasurer

	2024 ($)	2023 ($)	(1)	2022 ($)

Salary	620,000	490,178		425,000

At-Risk Compensation

Annual Short-Term Incentive Plan	610,080	640,361		514,250

RSU-Based Awards	875,000	450,582		237,500

PSU-Based Awards	875,000	450,582		237,500

Total At-Risk Compensation	2,360,080	1,541,525		989,250

Pension & Other Compensation	100,689	77,990		66,447

Total Compensation	3,080,769	2,109,693		1,480,697

(1)	2023 compensation is prorated to reflect promotion to EVP and CFO on September 1, 2023.

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Compensation of our named executive officers 11

John Watson Group President, Business Markets, AI and FX Innovation

John Watson

J. Watson is a proven leader with over 25 years of Executive Officer experience in the communications sector.

As Group President, Business Markets, AI and FX Innovation, J. Watson leads the largest Enterprise communications business in Canada, helping businesses across the country and internationally with their digital transformation goals through solutions across cloud, cybersecurity and digital workflow automation, backed by managed and professional services. His leadership of Bell’s core communications offerings for enterprises encompasses traditional network solutions, IoT capabilities, voice and collaboration services. Additionally, he heads Bell’s Data Engineering and AI organization, providing AI Advisory Services to clients.

J. Watson also leads Bell subsidiaries FX Innovation, with expertise in multi-cloud managed services, cloud consulting, and digital workflow solutions, and Stratejm, a next-generation managed cybersecurity services provider.

J. Watson holds a Bachelor of Business Administration degree and an MBA from the Schulich School of Business at York University.

J. Watson is an original Board Member with Sanctuary AI, a highly innovative Canadian company with the mission to create the world’s first human-like intelligence in general-purpose robots.

There were no changes to J. Watson’s target compensation in 2024.

2024 Actual pay mix

Position	Group President, Business Markets, AI and FX Innovation	Group President, Business Markets, Customer Experience and AI	Group President, Customer Experience

	2024 ($)	2023 ($)	2022 ($)

Salary	750,000	750,000	750,000

At-Risk Compensation

Annual Short-Term Incentive Plan	792,000	923,400	981,000

RSU-Based Awards	1,250,000	1,250,000	1,250,000

PSU-Based Awards	1,250,000	1,250,000	1,250,000

Total At-Risk Compensation	3,292,000	3,423,400	3,481,000

Pension & Other Compensation	373,041	372,891	308,912

Total Compensation	4,415,041	4,546,291	4,539,912

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Compensation of our named executive officers 11

Blaik Kirby Group President, Consumer and Small & Medium Business

Blaik Kirby

Appointed Group President, Consumer and Small & Medium Business (SMB) in February 2022, B. Kirby leads the combined strengths of our wireless and wireline teams, including the dedicated executives for Consumer Sales & Marketing as well as a focused SMB organization.

B. Kirby is a 35-year veteran of the North American telecom industry who began his career as a repair technician for Bell in 1987. He re-joined Bell in 2005 as Vice President, Corporate Strategy, moved to Bell Mobility as Senior Vice President of Marketing and Sales, and was promoted to Chief Marketing Officer before becoming President of Mobility in 2015.

B. Kirby holds a Bachelor of Engineering Science degree from Western University, a Master of Engineering degree from the University of Toronto, and an MBA from the Ivey School at Western University. He also serves on the board of Glow Financial Services.

There were no changes to B. Kirby’s target compensation in 2024.

2024 Actual pay mix

Position	Group President, Consumer and Small & Medium Business	Group President, Consumer and Small & Medium Business	Group President, Consumer and Small & Medium Business

	2024 ($)	2023 ($)	2022 ($)

Salary	750,000	750,000	750,000

At-Risk Compensation

Annual Short-Term Incentive Plan	711,000	923,400	981,000

RSU-Based Awards	1,250,000	1,250,000	1,250,000

PSU-Based Awards	1,250,000	1,250,000	1,250,000

Total At-Risk Compensation	3,211,000	3,423,400	3,481,000

Pension & Other Compensation	311,733	307,326	315,153

Total Compensation	4,272,733	4,480,726	4,546,153

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Compensation of our named executive officers 11

Sean Cohan President, Bell Media

Sean Cohan

Appointed President of Bell Media, Canada’s premier media company, in 2023, S. Cohan is responsible for Bell Media’s globally unique portfolio of video, audio, digital, and out-of-home advertising assets, brands, and content. These include Canada’s #1 broadcast network (CTV), its leading sports properties (TSN & RDS), #1 national and local news (CTV News), the largest Canadian-owned video streaming service (Crave), industry-leading out-of-home advertising player (Astral) and audio platforms (iHeartRadio Canada).

S. Cohan has spent decades in media and consumer businesses, including a 15-year tenure at A+E Networks ultimately in the role of President, International and Digital Media. At A+E, S. Cohan’s teams were credited with driving global content, digital, and commercial transformation, and rapid growth.

Most recently, S. Cohan was Chief Growth Officer & President at Nielsen, a global measurement and data analytics giant. S. Cohan managed the strategy, corporate development, partnerships, and international efforts and teams and had a leadership role in its successful 2022 take-private transaction.

A purpose-driven leader, S. Cohan has a Bachelor of Arts, Economics from Harvard University, an MBA from the Stanford Graduate School of Business, and holds several Board positions, including Board Chair of the Banff World Media Festival. S. Cohan has twice been named to Savoy Magazine’s Influential Black Executives in Corporate America list and its Most Influential Corporate Directors list.

There were no changes to S. Cohan’s target compensation in 2024.

2024 Actual pay mix

Position	President, Bell Media	President, Bell Media

	2024 ($)	2023 ($)	(1)

Salary	750,000	125,342

At-Risk Compensation

Annual Short-Term Incentive Plan	832,500	147,553

RSU-Based Awards	1,250,000	2,291,095

PSU-Based Awards	1,250,000	208,905

Total At-Risk Compensation	3,332,500	2,647,553

Pension & Other Compensation	190,912	204,896

Total Compensation	4,273,412	2,977,791

(1)

2023 compensation reflects date of hire and appointment as President, Bell Media on November 1, 2023. Upon hire, S. Cohan received the full 2023 annual LTIP grant value. The annual grant value was pro-rated from hire date and allocated 50% in RSUs and 50% in PSUs, with the remaining value granted in RSUs which he elected to defer 100% into DSUs upon eventual vesting on December 31, 2025.

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Compensation of our named executive officers 11

11.1	Shareholder return performance graph

Five-year cumulative total return on $100 investment (1) and NEO compensation December 31, 2019 – December 31, 2024	(1) Based on BCE’s common share price on the TSX and assuming the reinvestment of dividends

Five-year cumulative total return on $100 investment

	2019	2020	2021	2022	2023	2024

BCE Common Shares	100	96	123	118	110	77

S&P Global Ratings Canada/TSX Composite Index	100	106	132	124	139	169

NEO compensation

	2019	2020	2021	2022	2023	2024

NEO total direct compensation ($ millions)	29.3	23.4	26.6	28.9	29.0	26.8

NEO total direct compensation in 2024 as a percentage of 2024 total revenues is 0.1%. The graph above compares the yearly change in the cumulative annual total shareholder return on BCE common shares against the cumulative annual total return on the S&P Global Ratings Canada/TSX Composite Index for the five-year period ending December 31, 2024, assuming an initial investment of $100 on December 31, 2019, and quarterly reinvestment of all dividends. Also shown is the NEOs’ compensation over the same period, with 2023 normalized to include compensation for one EVP and CFO for the full year. Compensation is defined as total direct compensation awarded to active NEOs, including salary, annual short-term incentive awards and annualized LTIP grants of RSUs, PSUs and stock options. A large portion of total compensation is awarded in the form of equity, and the actual realized payouts related to those awards are linked more closely to the evolution of the Corporation’s share price than is reflected in the graph above, as demonstrated in the CEO look-back table in Section 10, entitled President and CEO compensation.

BCE

BCE total return is based on the BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P Global Ratings Canada/TSX composite index

As the headline index for the Canadian equity market, the S&P Global Ratings Canada/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based TSX-listed companies.

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Compensation of our named executive officers 11

11.2	Summary compensation table

The table below summarizes the compensation of our NEOs. The NEOs include our President and CEO, our CFO, and our three most highly compensated executive officers ranked by their total compensation. For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis, and the footnotes to the table below.

Name and principal position	Year	Salary ($)	(1)	Share-based awards ($)	(2)(3)	Option-based awards ($)	Non-equity incentive plan compensation (annual incentive plans) ($)	(4)	Pension value ($)	(5)	All other compensation ($)	(6)	Total compensation ($)
Mirko Bibic President and CEO BCE Inc. and Bell Canada	2024	1,400,000		8,000,000		N/A	2,380,000		844,442		199,749		12,824,191

	2023	1,400,000		8,000,000		N/A	2,956,800		874,880		202,086		13,433,766

	2022	1,400,000		7,500,000		N/A	3,094,000		1,399,733		199,916		13,593,649

Curtis Millen EVP and CFO BCE Inc. and Bell Canada	2024	620,000		1,750,000		N/A	610,080		75,622		25,067		3,080,769

	2023	490,178		901,164		N/A	640,361		60,490		17,500		2,109,693

	2022	425,000		475,000		N/A	514,250		54,976		11,471		1,480,697

John Watson Group President, Business Markets, AI and FX Innovation	2024	750,000		2,500,000		N/A	792,000		266,071		106,970		4,415,041

	2023	750,000		2,500,000		N/A	923,400		264,843		108,048		4,546,291

	2022	750,000		2,500,000		N/A	981,000		270,664		38,248		4,539,912

Blaik Kirby Group President, Consumer and Small & Medium Business	2024	750,000		2,500,000		N/A	711,000		271,091		40,642		4,272,733

	2023	750,000		2,500,000		N/A	923,400		270,036		37,290		4,480,726

	2022	750,000		2,500,000		N/A	981,000		279,563		35,590		4,546,153

Sean Cohan President, Bell Media	2024	750,000		2,500,000		N/A	832,500		59,911		131,001		4,273,412

	2023	125,342		2,500,000		N/A	147,553		0		204,896		2,977,791

(1)

C. Millen was promoted to EVP and CFO on September 1, 2023, having previously held the role of SVP, Corporate Strategy & Treasurer, BCE Inc. and Bell. C. Millen’s base salary increased from $425,000 to $620,000 upon appointment. S. Cohan was hired as President, Bell Media on November 1, 2023. Values for 2023 are prorated. Annual salaries for NEOs remained unchanged in 2024.

(2)	The following table compares the grant date fair values used for compensation purposes with the provisions that are recorded to the Corporation’s financial statements for the NEO share-based awards.

	2024 February 27, 2024 to December 31, 2026		2023 February 21, 2023 to December 31, 2025		2022 February 22, 2022 to December 31, 2024

	Grant date fair value (a)	Accounting fair value (b)	Grant date fair value (a)	Accounting fair value (b)	Grant date fair value (a)	Accounting fair value (b)

Share Price	$50.81	$47.39	$61.19	$59.52	$66.58	$65.16

Aggregate Difference	$1,329,954		$448,825		$368,213

Difference per Share	$3.42		$1.67		$1.42

(a)

The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective and is based on target performance.

(b)

Accounting fair value is amortized over the vesting period of the awards. This value reflects a blended value for RSUs and PSUs. Beginning in 2021, BCE started to use the Monte Carlo valuation methodology for the evaluation of accounting fair value of certain PSUs, with the introduction of the relative TSR market-based performance measure, and follows requirements under IFRS 2 Share-based Payment for accounting purposes.

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Compensation of our named executive officers 11

(3)

The values shown under this column were allocated as per our compensation plan policy: 50% of the total long-term incentive plan value in RSUs and 50% of the total long-term incentive plan value in PSUs. The following table details the amounts awarded under both plans:

		2024			2023			2022

Name	RSUs ($)		PSUs ($)	RSUs ($)		PSUs ($)	RSUs ($)		PSUs ($)

M. Bibic	4,000,000		4,000,000	4,000,000		4,000,000	3,750,000		3,750,000

C. Millen (a)	875,000		875,000	450,582		450,582	237,500		237,500

J. Watson	1,250,000		1,250,000	1,250,000		1,250,000	1,250,000		1,250,000

B. Kirby	1,250,000		1,250,000	1,250,000		1,250,000	1,250,000		1,250,000

S. Cohan (b)	1,250,000		1,250,000	2,291,095		208,905	0		0

(a)	C. Millen’s share-based award increased from $475,000 to $1,750,000 upon appointment to EVP and CFO in September 2023. Values for 2023 are prorated.

(b)

S. Cohan was hired as President, Bell Media on November 1, 2023 and received the full 2023 annual LTIP grant value. The annual grant value was pro-rated from hire date and granted 50% in RSUs and 50% in PSUs, with the remaining value granted in RSUs which he elected to defer 100% into DSUs upon their eventual vesting on December 31, 2025.

(4)	This column includes only the annual short-term incentive awards paid to the NEOs.

(5)

As described under section 11.5, entitled Pension arrangements, for all NEOs, this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. In addition, for M. Bibic it includes the impact of his average pensionable earnings increase under the Bell Canada Defined Benefits Pension Plan.

(6)

For M. Bibic, 2022, 2023 and 2024 amounts include perquisite allowance ($120,000). For J. Watson, 2023 and 2024 amounts include a perquisite allowance ($33,500). For S. Cohan, 2023 amount includes a relocation payment ($200,000) and 2024 amount includes a perquisite allowance ($33,500). For all other NEOs, All Other Compensation also includes Corporation contributions under the Employees’ Savings Plan and Corporation-paid life insurance premiums and gross-up payments. Perquisites and other personal benefits that do not exceed in aggregate $50,000 or 10% of the fiscal year’s salary are not included.

11.3	Incentive plan awards

Outstanding unexercised option-based awards and unvested share-based awards

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2024. Refer to section 9.6, entitled 2024 Compensation elements, under the heading Long-term incentive plan, for key features of the plans.

	Option-based awards										Share-based awards

		Number of securities underlying										Market		Market
		unexercised options										or payout		or payout
											Number	value of		value of
									Value of		of shares	share-based		share-based
					Option				unexercised		or units	awards		awards not
					exercise		Option		in-the-money		of shares	that have		paid out or
				Total	price	(1)	expiration		options	(3)	that have	not vested	(4)	distributed	(4)
Name	Grant date	Vested	Not vested	options	($)		date	(2)	($)		not vested	($)		($)

M. Bibic	2020-02-25	393,701	0	393,701	64.78		2030-02-24		0		317,448	10,577,355		10,238,109

	2019-02-26	158,228	0	158,228	58.35		2029-02-25		0

	2018-11-12	42,065	0	42,065	54.05		2025-02-26		0

	2018-02-27	98,685	0	98,685	56.62		2025-02-26		0

C. Millen	2020-02-25	31,168	0	31,168	64.78		2030-02-24		0		54,289	1,808,908		1,651,372

J. Watson	2020-02-25	164,042	0	164,042	64.78		2030-02-24		0		99,204	3,305,474		4,433,835

	2019-02-26	94,937	0	94,937	58.35		2029-02-25		0

B. Kirby	2020-02-25	131,234	0	131,234	64.78		2030-02-24		0		99,204	3,305,474		3,267,100

	2019-02-26	79,114	0	79,114	58.35		2029-02-25		0

	2018-02-27	91,375	0	91,375	56.62		2025-02-26		0

S. Cohan	N/A	0	0	0	N/A		N/A		0		103,239	3,439,918		0

(1)

The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective.

(2)

The term of any option may not exceed ten years from the effective date of the grant. From 2011 to 2018, options were granted with a seven-year term. In 2019 and 2020, options were granted with a 10-year term. The Compensation Committee can always recommend and the Board approve another option term at the time of grant as long as the maximum 10-year expiry date is respected.

(3)

The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2024, i.e. $33.32, less the exercise price of those options. Options with an exercise price above closing price are considered to be out-of-the-money.

(4)

The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2024, i.e. $33.32, times the number of share units held by the employee in the RSU, PSU and DSU plans, as applicable, on December 31, 2024, with 2022 PSUs vesting at 62% of target.

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Compensation of our named executive officers 11

Incentive plan awards – value vested or earned during the year

The following table summarizes option-based awards and share-based awards that vested during 2024 as well as annual short-term incentive awards earned during 2024. Refer to section 9.6, entitled 2024 Compensation elements, under the headings Long-term incentive plan, and Annual short-term incentive, for the key features of the plans.

	Option-based awards			Share-based awards				Non-equity incentive plan compensation

Name	Vesting date	Value vested during the year ($)	(1)	Value on vesting date ($)	(2)	Value vested during the year ($)	(2)	Value earned during the year ($)	(3)

M. Bibic	–	–		3,676,941		3,676,941		2,380,000

C. Millen	–	–		232,926		232,926		610,080

J. Watson	–	–		1,225,669		1,225,669		792,000

B. Kirby	–	–		1,225,669		1,225,669		711,000

S. Cohan	–	–		–		–		832,500

(1)	BCE ceased awarding options as of 2021 and thus no options vested during the year.

(2)

The RSUs and PSUs granted on February 22, 2022 vested in full on December 31, 2024, with PSUs vesting at 62% of target. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $33.32.

(3)

These amounts are the same as those included in the Summary compensation cable under the column Non-equity incentive plan compensation (Annual Incentive Plans) and include the entire 2024 annual short-term incentive awards paid in cash and/or in DSUs.

No stock options were exercised by NEOs during 2024.

Stock option plan

The stock option plan was established in 1999. It was available to officers and other employees of the Corporation and its subsidiaries who, in the opinion of the Compensation Committee, have demonstrated the capacity for contributing in a substantial measure to the successful performance of the Corporation. The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares.

Under the terms of the stock option plan, the Compensation Committee establishes the option period, which shall not exceed ten years after the effective date of the grant. It also establishes the vesting schedule for each grant. From 2011 to 2018, options were granted with a seven-year term and three-year cliff vesting. In 2019 and 2020, options were granted with a 10-year term and three-year cliff vesting.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Under the terms of the stock option plan, the Compensation Committee has the discretion to establish vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval.

However, the Compensation Committee may not, without shareholder approval:

•	increase the number of common shares that can be issued under the stock option plan

•	reduce the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option)

•	extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan

•	change the provisions relating to the transferability of options except if the transfer is for normal estate-settlement purposes

•	make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis, or

•	make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

There were no amendments to the stock option plan in 2024, and no stock options have been granted under the plan since 2020.

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Compensation of our named executive officers 11

Securities authorized for issuance under equity compensation plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)		Weighted average exercise price of outstanding options, warrants and rights ($) (B)		Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (A) (C)

Equity compensation plans approved by security holders	–		–		–

Equity compensation plans not approved by security holders	6,599,547	(1)	61	(2)	10,986,744	(3)

Total	6,599,547		61		10,986,744

(1)	This number includes 53,728 BCE common shares issuable under the DSP.

(2)	Weighted average exercise price does not include DSP units.

(3)	This number includes 4,360,087 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. ESPs (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2024.

	Common shares issuable (1)				Common shares issued to date				Common shares under outstanding options

	Number		%	(2)	Number		%	(2)	Number	%	(2)

BCE Inc. Stock Option Plan (1999)	11,980,612	(3)	1.3		37,713,293		4.1		6,545,819	0.7

Employees’ Savings Plans (1970) and (2000)	4,360,087	(4)	0.5		25,728,662		2.8		N/A	N/A

Bell Aliant Inc. Deferred Share Plan (DSP)	1,245,592	(5)	0.1		85,819	(5)	0.0		N/A	N/A

(1)

This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options, deferred shares and BCE common shares remaining available for future grants of options and subscriptions under the ESPs.

(2)	Outstanding BCE common shares as at December 31, 2024 = 912,283,103.

(3)

Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).

(4)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the ESPs (1970) and (2000).

(5)

1,331,411 BCE common shares were listed and reserved for issuance under the Bell Aliant Inc. Deferred Share Plan (DSP), established in 2006 and assumed by BCE on the acquisition of Bell Aliant in 2014. Deferred shares track the BCE common share price, with dividend reinvestment, and can be settled in either BCE common shares or cash equivalent. Common shares issued to date represents the number of common shares issued under the plan since the date of acquisition of Bell Aliant Inc. The DSP is a closed plan and, as of December 31, 2024, all units held under the DSP are vested. Vested deferred shares granted under the DSP must be exercised by the second anniversary of the participant’s departure from the Corporation.

The table below summarizes the dilution, overhang and burn rates for the stock option plan as of December 31 of each year.

	2024	2023	2022

Dilution (1)	0.7%	0.8%	0.9%

Overhang (2)	1.3%	1.3%	1.3%

Burn Rate (3)	N/A	N/A	N/A

(1)	(Total options outstanding) ÷ (total common shares outstanding).

(2)	(Total options available for issue + options outstanding) ÷ (total common shares outstanding).

(3)	(Total options granted during the fiscal year) ÷ (weighted average number of common shares outstanding during the fiscal year). No stock options have been granted since 2020.

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Compensation of our named executive officers 11

11.4	Employees’ savings plan (ESP)

The BCE Inc. ESP is designed to encourage our employees and those of our participating subsidiaries in Canada to own shares of the Corporation.

The ESP supports long-term share ownership and builds greater interest in the growth and success of the Corporation. Under this plan, regular employees who have completed at least six months of recognized service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can invest up to 12% of their base salary to buy BCE common shares through regular payroll deduction. The employer matches one-third of the employee’s contribution up to a maximum of 2% of the employee’s annual base salary. The employer contributions and associated dividends are subject to a two-year vesting period, which means that shares are purchased with the employer contributions and associated dividends on the condition that shares purchased with employee contributions remain in the plan for a two-year period, at which point they become available in the employee’s account. Upon the employee’s departure, except upon involuntary termination, retirement or death, the unvested employer contributions and associated dividends are forfeited.

The trustee of the ESP buys BCE common shares for participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. Employer contributions are always purchased on the open market. Since January 6, 2017, employee contributions have normally been purchased on the open market, except in 2019, when 1,231,479 common shares were issued from BCE treasury to fill a portion of the purchases for employee contributions.

The number of shares that may be issued under the ESP to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE, may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESP is not assignable.

Under the terms of the ESP, the Board has the authority to modify the ESP without shareholder approval to introduce changes such as a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable legal or regulatory requirements.

However, the Board may not, without shareholder approval:

•	amend the limit on employee contribution

•	amend the offering period to more than 27 months

•	introduce a discount purchase price

•	amend the maximum Corporation contribution

•	increase the number of common shares issuable pursuant to the ESP, or

•	allow for a potential dilution associated with the ESP, together with all other security-based compensation arrangements, of more than 10% of outstanding common shares of the Corporation.

As of November 18, 2024, BCE implemented amendments to its Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) to permit for the issuance of new common shares from treasury at a discount. A 2% discount applies starting with the reinvestment of the dividend payable on January 15, 2025 to eligible holders of common shares who participate in the DRP as of the December 16, 2024 record date.

ESP participants automatically participate in the DRP.

11.5	Pension arrangements

Defined contribution arrangements

The DC basic plan is the sum of:

•	Employee contributions: Employee may contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (ITA) limit

•	Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%

•

Employee contributions are made into the Registered DC Plan Arrangement while employer contributions are made first into the Registered DC Plan Arrangement, with any excess over the ITA limit added to the DC Notional Account.

a.	Registered DC Plan Arrangement

The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant chooses how to invest the contributions made in their registered account and the rate of return earned will depend on this choice and investment performance. Employee contributions, employer contributions and any investment returns vest immediately. The sum of employee and employer contributions is limited annually to the maximum allowed under the ITA for registered pension plans.

b.	DC Notional Account

When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions by the employee stop and deemed employer contributions start to accumulate in the employee’s DC Notional Account. The DC Notional Account is credited with the rate of return of the investment funds chosen by the employee. The employee chooses the investment funds that will be used to track the rate of return on the contributions made in their DC Notional Account from the same selection of funds available for investing the Registered DC Plan contributions. This DC Notional Account accumulates until termination of employment or retirement, at which point it is paid in cash installments over five or 10 years, depending on the size of the account, and is taxable to the employee.

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Compensation of our named executive officers 11

Defined contribution supplementary executive retirement plan (DC SERP)

The CEO and all EVPs, including NEOs, hired or appointed to an EVP officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an EVP officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions and related investment returns accumulated in their accounts under the DC Basic Plan (Registered DC Plan Arrangement and DC Notional Account) while serving as an EVP officer.

Once an EVP officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age plus years of service) to 3.0 upon reaching 80 points is applied to employer contributions and related investment returns in the DC Basic Plan. An EVP officer may therefore accumulate, while an EVP officer (through employer contributions and the related multiplier), up to a maximum of 18% of their pensionable earnings plus related investment returns.

The additional amount attributable to DC SERP equals the multiplier times:

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan; less

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan at the date they became an officer.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and annual short-term incentive awards, whether they are paid in cash or DSUs. The Corporation pays the entire cost of the DC SERP. This benefit is payable in cash installments over five or 10 years, depending on the size, starting at termination of employment or retirement, and is taxable to the employee. The DC SERP, by its nature, does not include any indexation provision.

The following table shows amounts from all the Corporation’s DC arrangements for the NEOs.

Name	Name of the arrangement		Balance as of December 31, 2023 ($)	Compensatory ($)	(1)	Non- compensatory ($)	(2)	Balance as of December 31, 2024 ($)

M. Bibic	DC Basic Plan	(3)	2,210,056	261,408		128,800		2,600,264

	DC SERP	(4)	2,943,619	470,534		394,400		3,808,553

	Total		5,153,675	731,942		523,200		6,408,817

C. Millen	DC Basic Plan	(3)	1,289,855	75,622		307,385		1,672,862

	DC SERP	(4)	–	–		–		–

	Total		1,289,855	75,622		307,385		1,672,862

J. Watson	DC Basic Plan	(3)	2,408,192	100,404		313,262		2,821,858

	DC SERP	(4)	3,619,817	165,667		733,523		4,519,007

	Total		6,028,009	266,071		1,046,785		7,340,865

B. Kirby	DC Basic Plan	(3)	2,746,891	100,404		414,722		3,262,017

	DC SERP	(4)	2,827,775	170,687		764,224		3,762,686

	Total		5,574,666	271,091		1,178,946		7,024,703

S. Cohan	DC Basic Plan	(3)	–	59,911		15,439		75,350

	DC SERP	(4)	–	–		–		–

	Total		–	59,911		15,439		75,350

(1)	Employer contribution in 2024 for the DC arrangements including the multiplier impact for the DC SERP.

(2)	For DC Basic Plan: Employee contribution and investment return. For DC SERP: Investment return, accumulated benefits upon reaching eligibility for the DC SERP and impact of increment in multiplier.

(3)	DC Basic Plan includes the Registered DC Plan Arrangement and the DC Notional Account.

(4)	As of December 31, 2024, these NEOs were eligible for the following SERP multipliers:

Name	Age	Service	Points	Multiplier

M. Bibic	57.5	21.0	78.5	2.90×

C. Millen	50.3	16.5	66.8	1.00×

J. Watson	60.9	14.6	75.5	2.75×

B. Kirby	57.0	19.9	76.9	2.80×

S. Cohan	50.2	1.2	51.4	1.00×

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Defined benefit arrangements

M. Bibic participated in the Bell Canada Defined Benefit pension arrangement for one year up to December 31, 2004, after which he transferred to the Defined Contribution arrangement. His service under the plan is frozen at 1.0 years of credited service. Future pensionable earnings will be taken into account in the calculation of M. Bibic’s pension under this plan arrangement.

The plan provides M. Bibic an annual pension from age 65 of 1.2% of the Year’s Maximum Pensionable Earnings of the year (YMPE); and 1.7% of M. Bibic’s average annual pay during the best 60 consecutive months of pensionable earnings (AAPE) in excess of the YMPE.

a.	Registered DB Plan Arrangement

The Registered DB Plan Arrangement is a component of the Bell Canada Pension Plan. This arrangement is calculated using the AAPE in which the participant’s compensation produces the highest average. However, it is limited to the maximum allowed under the ITA for registered pension plans. Benefits are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

b.	Excess DB pension

The excess pension is the pension amount that exceeds the ITA limit on registered pension plans. The entire cost of the excess pension is paid by the Corporation.

This benefit is payable only upon retirement or death after age 55. Benefits are also partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

The following table shows information from these Defined Benefit arrangements.

	Number of frozen years credited service	(1)	Annual benefits payable			Accrued obligation at start of year ($)	(4)	Compensatory change ($)	(5)	Non- compensatory change ($)	(6)	Accrued obligation at year end ($)	(7)
Name			At year end (2) ($)	At age 65 ($)	(3)

M. Bibic	1.0		47,907	62,016		780,787		112,500		6,718		900,005

(1)	Frozen years of credited service up to December 31, 2004.

(2)

Annual pension accrued at year end is based on reduced immediate pension payable at age 57.5 based on frozen credited service as of December 31, 2004, and average pensionable earnings as of December 31, 2024. Benefits that commence prior to retirement age in the registered pension plan may be subject to reduction according to the provisions of the plan and any amounts not paid by the registered pension plan will be paid by the Corporation.

(3)	Annual pension payable at age 65 is based on frozen credited service as at December 31, 2004, and average pensionable earnings as of December 31, 2024.

(4)

Accrued obligation at start of year is calculated using the following key assumptions: discount rate of 4.6% and indexation of 1.54% annually before age 65 and indexation of 1.65% after age 65 annually.

(5)	The compensatory change for 2024 represents the impact of the increase in M. Bibic’s average pensionable earnings as at December 31, 2024.

(6)

The non-compensatory change represents the impact of the discount rate (increase from 4.6% at December 31, 2023 to 4.7% at December 31, 2024), the annual pension indexation, the change in YMPE (established and revised annually for the purposes of the Canada/Québec Pension Plan), and the reduction on the immediate pension that is one year less than the previous year’s reduction on the accrued obligation.

(7)	Accrued obligation at year end 2024 is calculated using the following key assumptions: discount rate of 4.7%, indexation of 1.54% before age 65 and indexation of 1.65% after age 65 annually.

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Compensation of our named executive officers 11

11.6	Termination and change-in-control benefits

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination of an NEO’s employment or a change-in-control. The Compensation Committee has the authority to depart from these standard provisions at the time a stock option, an RSU or a PSU is granted.

Stock options

Event

Voluntary resignation	All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited.

Termination for cause	All vested and unvested options are forfeited on the event date.

Termination without cause (other than following a change-in-control)	Continued vesting and right to exercise the stock options conditional on the employee conforming to non-competition non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Retirement (1)	Continued vesting and right to exercise the stock options conditional on the employee conforming to non-competition non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Death	All non-vested options vest on the event date. Vested options can be exercised by the estate for one year following the event date (without exceeding the original expiry date). After the one-year period, all outstanding options are forfeited.

Change-in-control	If the employment of an option holder is terminated by the Corporation (as determined by the Board) other than for cause or by the option holder for good reason within 18 months of a change-in-control, unvested options can be exercised for a period of 90 days from the date of termination.

(1)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

RSUs and PSUs

Event	RSUs	PSUs

Voluntary resignation	All outstanding unvested grants are forfeited on the event date.

Termination for cause	All outstanding unvested grants are forfeited on the event date.

Termination without cause (other than following a change-in-control) (1)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Retirement (1) (2)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Death	Immediate vesting and payment of outstanding grants.	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period.

Change-in-control	If employment is terminated by the Corporation other than for cause or by the employee for good reason within 18 months of a change-in-control (as determined by the Board), unvested RSUs and PSUs will become fully vested and payable within 90 days from the date of termination.

(1)

In the event a participant elected to receive 2022, 2023 or 2024 RSUs in the form of DSUs, unvested DSUs will be paid by December 31 of the year after the year of departure in accordance with ITA requirements, but the employee will remain subject to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

(2)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

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Compensation of our named executive officers 11

Estimated payments for named executive officers upon termination of employment or change-in-control

The two tables below show the incremental payments that would be made to our President and CEO and other NEOs in the event of termination of their employment or a change-in-control. Amounts were calculated as if termination had occurred on December 31, 2024.

Mirko Bibic

The terms applicable in the event of different termination scenarios, which were agreed upon on M. Bibic’s appointment as President and CEO, are described in the table below.

Event	Notice period ($)	(1)	Severance ($)	(2)	2024 short-term award ($)		Additional pension benefits ($)	(3)	Perquisites ($)	(4)	RSUs ($)	(5) (6)	PSUs ($)	(5)	Stock options ($)	Total ($)	Benefits	(7)

Termination without cause (other than following a change-in-control)	–		8,850,800		–	(8)	1,850,476		–		840,278		–		–	11,541,554	24-month extension

Termination for cause	–		–		–		–		–		–		–		–	–	–

Voluntary resignation	466,667		–		–		–		40,000		–		–		–	506,667	4-month extension

Long-term disability (LTD) (7)	–		8,850,800		–	(8)	1,850,476		–		840,278		–		–	11,541,554	Until age 65

Death	–		–		–	(8)	–		–		5,288,714		5,288,641		–	10,577,355	–

Retirement (9)	–		–		–		–		–		840,278		–		–	840,278	–

Termination without cause following a change-in-control (10)	–		8,850,800		–	(8)	1,850,476		–		5,288,714		5,288,641		–	21,278,631	24-month extension

(1)

In case of voluntary resignation, M. Bibic must provide the Corporation with written notice of four months. The Corporation may waive such period but remains responsible for paying M. Bibic’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.

(2)

The 24-month severance is calculated using M. Bibic’s annual base salary in effect at time of termination and average annual short-term incentive award for the two years preceding the year of termination. M. Bibic’s average annual short-term incentive award for 2022 and 2023 was $3,025,400. Severance is payable in equal installments over a 24-month period.

(3)

Amount includes 24 months of employer contributions (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average annual short-term incentive award for the two years preceding the year of termination. The additional pension value will be credited to M. Bibic’s DC notional account. Amount also includes additional pension value for the recognition of two years of age and service impacting the SERP (total of 4 points on the multiplier) and the growth in Final Average Earnings under the DB arrangement, as if M. Bibic had remained employed during such 24-month period, such amount being payable in accordance with the terms of the plans. Refer to section 11.5, entitled Pension arrangements for more information on the DC and DB arrangements of the pension plan. In case of LTD, M. Bibic will cease participation in the SERP as of the date of deemed resignation.

(4)

Upon a termination event other than termination for cause, voluntary resignation, death and retirement, healthcare benefits (medical, dental and vision coverage), including the use of the Health Reimbursement Account (HRA), will be maintained for 24 months. The following benefits will cease as of termination date: remaining benefits (including short- and long-term disability plans), perquisite allowance, executive health assessment, concierge medicine program, vacation, parking and security system. Outplacement services will also be provided as per the policy for senior executives. In the event of alternate employment, with substantially similar benefits within the 24-month period, healthcare benefits including the use of the HRA will cease immediately. Upon LTD, M. Bibic will receive LTD benefits and the Corporation’s medical, dental and vision plans in accordance with the Corporation’s LTD plan up to age 65 or until he is no longer considered as totally disabled under the LTD plan.

(5)

If M. Bibic conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his RSUs and his PSUs. As of December 31, 2024, M. Bibic had the following holdings under both plans, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2024 of $33.32. Accelerated vesting in case of death was also calculated using the same price.

Plan	Number of units held	Value as of December 31, 2024

RSUs	133,506	$4,448,436

PSUs	158,723	$5,288,641

(6)

In compliance with ITA requirements, the Corporation will pay unvested 2024 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2025, DSU payout will occur at time of vesting (December 31, 2026). As of December 31, 2024, M. Bibic had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2024, of $33.32, in unvested DSUs:

Plan	Number of units held	Value as of December 31, 2024

RSUs	25,218	$840,278

(7)

30 days after becoming totally disabled, M. Bibic is deemed to have resigned from his position and becomes eligible to receive termination payments identical to those applicable in case of termination without cause. M. Bibic will receive benefits and payments under the Corporation’s LTD plan until age 65 or until M. Bibic is no longer considered as totally disabled under the LTD plan (continuation of healthcare benefits and payment of two-thirds of base salary). Stock options, RSUs and PSUs will be treated in accordance with the terms of the plan applicable to LTD, which provides for continued participation.

(8)

Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2024 is disclosed in section 11.2, entitled Summary compensation table.

(9)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

(10)

Under M. Bibic’s agreement, resignation for good reason may only take place during the 18 months following a change-in-control (defined as acquisition of more than 50% of the common shares of BCE Inc. or Bell Canada by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) M. Bibic is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in M. Bibic’s compensation.

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Compensation of our named executive officers 11

The payments and benefits described in the table on the previous page are subject to M. Bibic’s compliance with the 12-month non-competition (in Canada), the 24-month non-solicitation and the non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. A breach of these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by M. Bibic to the Corporation of the payments and benefits already received. Furthermore, all of his vested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, M. Bibic’s stock options, PSUs and RSUs will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, PSUs and RSUs will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

Other named executive officers

The table below shows the incremental payments that would be made to our NEOs other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2024.

Name	Event	Severance ($)	(1)	2024 short-term award ($)	(2)	Additional pension benefits ($)	(3)	RSUs ($)	(4) (5)	PSUs ($)	(6)	Stock options ($)	Total ($)

C. Millen (7)	Termination without cause (other than following a change-in-control)	2,728,000		–		–		–		–		–	2,728,000

	Termination for cause	–		–		–		–		–		–	–

	Voluntary resignation	–		–		–		–		–		–	–

	Death	–		–		–		904,454		904,454		–	1,808,908

	Long term disability (LTD)	–		–		–		–		–		–	–

	Retirement (11)	–		–		–		–		–		–	–

	Termination without cause in the 18 months following a change-in-control	2,728,000		–		–		904,454		904,454		–	4,536,908

J. Watson (8)	Termination without cause (other than following a change-in-control)	2,475,000		–		–		–		–		–	2,475,000

	Termination for cause	–		–		–		–		–		–	–

	Voluntary resignation	–		–		–		–		–		–	–

	Death	–		–		–		1,652,737		1,652,737		–	3,305,474

	Long term disability (LTD)	–		–		–		–		–		–	–

	Retirement (11)	–		–		–		–		–		–	–

	Termination without cause in the 18 months following a change-in-control	2,475,000		–		–		1,652,737		1,652,737		–	5,780,474

B. Kirby (9)	Termination without cause (other than following a change-in-control)	3,300,000		–		–		437,644		–		–	3,737,644

	Termination for cause	–		–		–		–		–		–	–

	Voluntary resignation	–		–		–		–		–		–	–

	Death	–		–		–		1,652,737		1,652,737		–	3,305,474

	Long term disability (LTD)	–		–		–		–		–		–	–

	Retirement (11)	–		–		–		437,644		–		–	437,644

	Termination without cause in the 18 months following a change-in-control	3,300,000		–		–		1,652,737		1,652,737		–	6,605,474

S. Cohan (10)	Termination without cause (other than following a change-in-control)	1,927,277		–		16,534		–		–		–	1,943,811

	Termination for cause	–		–		–		–		–		–	–

	Voluntary resignation	–		–		–		–		–		–	–

	Long term disability (LTD)	1,927,277		–		16,534		–		–		–	1,943,811

	Death	–		–		–		2,423,458		1,016,461		–	3,439,919

	Retirement (11)	–		–		–		–		–		–	–

	Termination without cause in the 18 months following a change-in-control	1,927,277		–		16,534		2,423,458		1,016,461		–	5,383,730

(1)

For C. Millen, J. Watson, B. Kirby and S. Cohan this represents the severance indemnity payable in accordance with their respective employment agreements, as detailed in footnotes (7), (8), (9) and (10) below. There are no special severance provisions in the event of a termination without cause following a change in control for C. Millen, J. Watson, B. Kirby and S. Cohan, and such termination would therefore trigger the provisions set forth for termination without cause, if any.

(2)

Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2024 is disclosed in section 11.2, entitled Summary compensation table.

(3)

S. Cohan’s agreement provides that, in the case of termination without cause prior to eligibility to the SERP, an additional pension value equal to 0.25 times the accumulated employer contributions to the DC arrangement together with accumulated investment returns thereon (both registered DC and DC Notional Account) will be credited through the DC Notional Account.

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Compensation of our named executive officers 11

(4)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period will render the individual eligible for continued vesting of RSUs. As of December 31, 2024, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2024, of $33.32, under the RSU plan. Accelerated vesting resulting from death was also calculated using the same price:

Name	Number of units held	Value as of December 31, 2024

C. Millen	27,144	$904,454

J. Watson	49,602	$1,652,737

B. Kirby	36,467	$1,215,094

S. Cohan	72,733	$2,423,458

(5)

In compliance with ITA requirements, the Corporation will pay unvested 2024 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2025, DSU payout will occur at time of vesting (December 31, 2026). As of December 31, 2024, our NEOs had the following holdings evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2024, of $33.32, in unvested DSUs:

Name	Number of units held	Value as of December 31, 2024

B. Kirby	13,135	$437,644

(6)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period will render the individual eligible for continued vesting of PSUs. As of December 31, 2024, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2024, of $33.32, under the PSU plan. Accelerated vesting resulting from death was also calculated using the same price:

Name	Number of units held	Value as of December 31, 2024

C. Millen	27,144	$904,454

J. Watson	49,602	$1,652,737

B. Kirby	49,602	$1,652,737

S. Cohan	30,506	$1,016,461

(7)

Even though there is no formal agreement between C. Millen and the Corporation with respect to severance in the event of termination without cause, a severance indemnity equal to 24 months of C. Millen’s base salary and annual short-term incentive award at target has been estimated based on C. Millen’s seniority and years of service.

(8)

J. Watson’s employment agreement provides for the payment of a severance indemnity equal to 18 months of J. Watson’s base salary and annual short-term incentive award at target in effect at the time of termination if J. Watson’s employment is terminated by the Corporation other than for cause. This payment is subject to J. Watson’s compliance with the 12-month non-competition (in Canada) and release provisions of J. Watson’s employment agreement.

(9)

Even though there is no formal agreement between B. Kirby and the Corporation with respect to severance in the event of termination without cause, a severance indemnity equal to 24 months of B. Kirby’s base salary and annual short-term incentive award at target has been estimated based on B. Kirby’s seniority and years of service.

(10)

S. Cohan’s employment agreement provides for the payment of a severance indemnity equal to 12 months of S. Cohan’s total compensation (base salary, annual short-term incentive award at target, health and dental care, employer discount plan and employer contributions to the pension plan) in effect at the time of termination if S. Cohan’s employment is terminated by the Corporation other than for cause, plus an additional one month for every year of completed service. This payment is subject to S. Cohan’s compliance with the 12-month non-competition (in Canada) and release provisions of S. Cohan’s employment agreement.

(11)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

77

Other important information 12

12	Other important information

12.1	Interest of informed persons in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

12.2	Personal loans to directors and officers

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

12.3	Canadian ownership and control regulations

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the Canadian Radio-television and Telecommunications Commission (CRTC). However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation that exceeds the 10% threshold mentioned above to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares;

•	at least 80% of the members of the carrier company’s board of directors are Canadian; and

•	the carrier company must not be controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company (subject to ownership rules), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2/3% of its voting shares; and

•	it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians;

•	refuse to register a transfer of voting shares to a non-Canadian; and

•	force a non-Canadian to sell the non-Canadian’s voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the CEO of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

78	BCE INC. 2025 PROXY CIRCULAR

Other important information 12

12.4	How to request more information

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2024. These documents are also available on our website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Our news releases are available on our website. You can also request a copy of these documents, as well as the documents listed below, at no charge:

•	our most recent annual financial report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report

•	any interim financial reports that were filed after the financial statements for our most recently completed financial year

•	our MD&A for the interim periods

•	the circular for our most recent annual shareholder meeting (including our Board charter)

•	our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact BCE’s proxy solicitation agent, TMX Investor Solutions Inc., by email at INFO_TMXIS@TMX.com or by telephone at 1-866-406-2287 (North American toll free) or 437-561-5060 (outside of North America) for service in English and French.

12.5	Shareholder proposals for our 2026 annual meeting

We will consider proposals from shareholders to include as items in the management proxy circular for our 2026 annual shareholder meeting.

Your proposals must be received by us during the period beginning on December 9, 2025 and ending on February 6, 2026.

79

Caution regarding forward-looking statements 13

13	Caution regarding forward-looking statements

This circular contains forward-looking statements including, without limitation, statements relating to our approach to compensation (including in relation to pension matters), our environmental, social and governance (ESG) objectives (which include, without limitation, our objectives concerning corporate governance, ethical business conduct, the responsible development and use of artificial intelligence, diversity and inclusion, including targets for representation on the Board and in management, our targeted reductions in the level of our GHG emissions, including, without limitation, our carbon neutrality (scope 1 and 2 only) target and our science-based targets, and community investment), the proposed acquisition by Bell Canada of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber) and the expected completion thereof, certain potential benefits expected to result from the proposed acquisition including the combined Bell Canada and Ziply Fiber target number of fibre locations to be reached by the end of 2028, BCE’s network deployment plans, the shareholder proposals before the meeting, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this circular describe our expectations as at March 6, 2025 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution against relying on any of these forward-looking statements. Forward-looking statements are presented in this circular for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this circular, which include, without limitation, the assumptions described in the various sub-sections of BCE’s MD&A dated March 6, 2025, entitled Assumptions, which sub-sections are incorporated by reference in this cautionary statement. Subject to various factors, we believe that our assumptions were reasonable at March 6, 2025. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this circular include, but are not limited to, the risks described in section 9, Business risks of BCE’s MD&A dated March 6, 2025, which section is incorporated by reference in this cautionary statement.

Forward-looking statements contained in this circular for periods beyond 2025 involve longer-term assumptions and estimates than forward-looking statements for 2025 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2025 further assume, unless otherwise indicated, that the risks described in section 9, Business risks of BCE’s MD&A dated March 6, 2025 will remain substantially unchanged during such periods.

We caution readers that the risk factors described in the previously mentioned section and in other sections of BCE’s MD&A dated March 6, 2025 are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 6, 2025. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

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Schedule A – Shareholder proposals 14

14	Schedule A – Shareholder proposals

Three shareholder proposals have been submitted for consideration at the meeting by Mouvement d’éducation et de défense des actionnaires (MÉDAC), being an investor holding at least $2,000 worth of BCE common shares and the head office of which is located at 82 Sherbrooke Street West, Montréal, Québec, H2X 1X3. The full text of each proposal and supporting comments are set out in italics below (translation from the original proposals submitted by MÉDAC in French), as well as the Board’s responses to each proposal.

PROPOSAL NO. 1 – DISCLOSURE OF LANGUAGE IN WHICH EMPLOYEES ARE FLUENT

It is proposed that the languages spoken by employees be disclosed broken down by jurisdiction, for all territories (countries, states, provinces) in which the corporation operates.

During the hiring process, a candidate’s skills are assessed to determine whether they meet the requirements of the position for which he or she is applying. Language proficiency is certainly one of them. Information on this topic is known to all companies. This information, in its statistical form, is of interest to everyone.

Over the last few years, several public debates over language have tarnished the reputation of major corporations in terms of their social responsibility and how they interpret their duties and obligations with respect to the diversity that is rooted in our society. Language, which is a cornerstone of our democratic institutions, is indeed a fundamental aspect of the community. Such situations, which are harmful from all perspectives, must be prevented from reoccurring. For this and several other reasons, it is appropriate for all interested parties (stakeholders) to know, through formal and official disclosure, the languages in which the employees of a corporation are fluent.

“Fluent” obviously refers to a level of language proficiency that is sufficient to allow the general use of such language, both orally and in writing, in all spheres of activity of both legal and natural persons; a level of language proficiency sufficient to allow everyone to perform their duties and functions fully and completely.

The Board of Directors recommends that shareholders vote

AGAINST Proposal No. 1 for the following reasons:

Our aim is to foster a more inclusive and accessible society where our employees, customers, suppliers and communities feel valued, respected and supported.

As of December 31, 2024, we had 40,390 employees located in every province and territory of Canada. For the reasons discussed below, we do not have language fluency data from across the entire employee population and do not believe we could gather (or maintain) such data in a way that would follow applicable privacy, employment and human rights legislation, or that would be efficient or cost-effective.

With respect to the French language, French has always been central to our culture. French is the preferred language of more than a third of our employees and a second language for many others. This enables us to serve our customers throughout Canada in their choice of French or English – Canada’s two official languages. We are proud to have held a francization certificate since 1981. We were one of the first companies to obtain this important designation which verifies that our use of French complies with the laws and regulations of the Government of Québec.

Our employees’ French-language capabilities are an important strategic asset that enables us to do business in Québec and makes our company uniquely well suited to work on large-scale, national and international projects. New training was launched in 2023, French at Bell – fostering respect of our linguistic diversity and alignment with language laws. We continuously work to ensure French is prioritized in our Québec operations. Our language policy (applicable in the Province of Québec) requires that all of our employees in Québec be fluent in French or have sufficient knowledge of it to interact in French. In accordance with Québec’s Charter of French language, before posting a job offer requiring knowledge of English, we take all reasonable steps to avoid imposing such a requirement and, when knowledge of English is deemed necessary for a certain position, we ensure that the job posting states the reasons justifying this requirement.

Aside from our French language policy and English language proficiency, our job postings do not generally include language requirements. However, we take pride in ensuring we are able to serve our customers in the communities in which we operate and view language proficiencies as an asset for many positions, and applicants may sometimes include language proficiency in their application material. As we do not generally include language requirements in job postings, we do not require such information from an applicant nor do we routinely assess a candidate’s fluency in various languages or track language proficiency information after hiring. For these reasons, we do not have complete and accurate data on language fluency across our entire employee population or even across a population of recent hires.

To gather (and maintain) a data set to permit the kind of of disclosure contemplated by this proposal would require us to undertake a new, mandatory process with our employees, which would present compliance risks from a privacy, employment and human rights perspective, and would not likely be efficient or cost-effective. We also believe that the language fluency of employees is a matter for management to monitor and assess in light of business requirements, in compliance with applicable laws. For the reasons outlined above, we do not believe that complying with this shareholder proposal would be in the best interests of the Corporation or its shareholders.

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Schedule A – Shareholder proposals 14

PROPOSAL NO. 2 – IN-PERSON ANNUAL MEETINGS

It is proposed that the corporation’s annual meetings be held in person, and that virtual meetings be added as a complement to, but not a substitute for, in-person meetings.

Given that in-person annual meetings are the only time of year when shareholders can meet and discuss company issues with members of the Board of Directors and senior management, it is of the utmost importance that this dialogue be preserved and encouraged, given the benefits it brings.

The CSA recently revised its guidelines to encourage issuers to hold annual meetings both virtually and in person,(1) while the Canadian Coalition for Good Governance (2) advises against holding these meetings only virtually, as this may have the impact of limiting the expression of shareholder voices, and that one of the new criteria that will be used by the Globe and Mail’s Board Games to assess the good governance of organizations will be to favour hybrid meetings, with no points awarded to companies that hold their meetings only in person or virtually.

Just as we encourage greater face-to-face presence of employees to stimulate exchanges and team spirit, we should also recognize the importance of keeping annual meetings in person, while offering the possibility of virtual meetings.

The Board of Directors recommends that shareholders vote

AGAINST Proposal No. 2 for the following reasons:

In alignment with our sustainability practices and our communications technology and services business, BCE has decided to hold the meeting in a virtual-only format for the sixth consecutive year. Attending the meeting online offers all shareholders the same participation experience, regardless of geographic location, unlike hybrid meetings that offer two distinct experiences and may discourage virtual attendees from actively participating in the meeting. Virtual meetings are efficient, cost-effective and reduce the overall carbon footprint associated with travelling to a physical meeting location. BCE recognizes the diversity of its shareholders and is committed to facilitating quality participation for all of its shareholders.

In addition, with a view to ensuring that all shareholders have equal and meaningful opportunities to participate in the virtual setting in real time as they would at an in-person meeting, the LUMI platform allows for shareholders to vote, raise points of order, make motions, speak to shareholder proposals and participate in a real-time Q&A session by submitting questions in writing, by telephone or by audio-only or video through the LUMI platform, the latter being a feature we are implementing this year for enhanced shareholder engagement. Shareholders can interact with our Chair and CEO to have their concerns heard and to contribute to an inclusive dialogue. During last year’s Q&A session, our Chair and CEO answered approximately 20 questions, more than many of BCE’s peers, including those that held hybrid meetings. For information on how to ask questions, raise points of order, make motions or speak to shareholder proposals at the meeting, see section 2.1, entitled How to participate and vote in this circular and our code of procedures at BCE.ca/AGM2025.

If a participant encounters any technical difficulty during the meeting, technical support is available, as needed. For more information, see Accessing technical support under section 2.1, entitled How to participate and vote in this circular.

We believe that holding the meeting in a virtual-only format aligns with our communications technology and services business, is in the best interests of our shareholders and increases shareholder value. We believe that requiring annual meetings to include an in-person component would limit the efficiencies of a virtual format, create uneven shareholder experiences, introduce additional costs and increase the environmental impact of the meeting.

(1)	https://www.securities-administrators.ca/news/canadian-securities-regulators-provide-updated-guidance-on-virtual-shareholder-meetings-2/

(2)	https://ccgg.ca/policies/#

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Schedule A – Shareholder proposals 14

PROPOSAL NO. 3 – ADVANCED GENERATIVE AI SYSTEMS AND CODE OF CONDUCT

It is proposed that BCE adhere to the Voluntary Code of Conduct for the responsible development and management of advanced generative artificial intelligence (AI) systems.

Over a year ago, the federal government published the Voluntary Code of Conduct for the Responsible Development and Management of Advanced Generative AI Systems.(1) This refers to systems such as ChatGPT, DALL-E 2 and Midjourney. While these offer many advantages, such as writing e-mails, answering complex questions and producing realistic images or videos, they carry significant health and safety risks, they can propagate prejudice and have serious social repercussions, particularly when used by malicious agents.

It is telling that even the pioneers of artificial intelligence are wary of the risks it presents. In early 2023 over 350 AI industry leaders signed a declaration (2) urging the international community to make it a priority to mitigate the “extinction” risk posed by AI, placing it on a par with a pandemic or nuclear war. Since this moratorium has not yet taken place, it is safe to assume that the urgency to act is even greater today, as Joshua Bengio, one of the signatories of the moratorium request, expressed in an interview with the magazine Les Affaires.(3)

Aware of the importance of a rigorous framework to manage and mitigate these risks, the federal government invited companies to subscribe to the Code, which describes:

•	measures that should be applied pending the adoption of regulations under the Artificial Intelligence Act;

•

as well as the additional measures that should be taken by any company that develops or manages the operations of such a system made accessible to a wide public, i.e. systems with a wider range of potentially harmful or inappropriate uses.

The purpose of this proposal is to invite the Board of Directors to decide whether the company should adhere to this Code of Conduct.

The Board of Directors recommends that shareholders vote

AGAINST Proposal No. 3 for the following reasons:

BCE believes that artificial intelligence (AI) technologies will contribute to our ability to advance how Canadians connect with each other and the world. It is our priority to develop and use AI technologies responsibly, in alignment with our business ethics, social obligations and privacy and security objectives. We are still in the early stages of using advanced generative AI systems and we are focused on ensuring the responsible development and use of AI technologies.

BCE adopted a Responsible AI Policy in 2023 which is regularly reviewed and updated. The policy supports the ethical and responsible creation, maintenance and use of AI solutions, the data they consume and the outputs they create, and focuses on the protection of our customers, our information and intellectual property and our employees. For more information on our Responsible AI Policy and associated governance, please refer to section 6.4, entitled Ethical business conduct in this circular.

While BCE’s Responsible AI Policy closely aligns to the principles of the Voluntary Code of Conduct, AI standards are developing rapidly and we believe that our policy and associated processes are robust and adapted to the Corporation’s situation, poised to evolve in pace with our development and use of AI as we continue to monitor legal developments and internationally recognized AI standards.

The Corporation recognizes that new technology comes with opportunities and challenges, and BCE remains committed to ensuring the responsible development and use of AI technologies.

(1)	https://ised-isde.canada.ca/site/ised/en/voluntary-code-conduct-responsible-development-and-management-advanced-generative-ai-systems

(2)	https://futureoflife.org/open-letter/pause-giant-ai-experiments/

(3)	https://www.lesaffaires.com/secteurs/techno/yoshua-bengio-le-moratoire-na-pas-eu-lieu-2/

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Schedule B – Change of auditor 15

15 Schedule B – Change of auditor

NOTICE OF CHANGE OF AUDITOR

TO:	Deloitte LLP

AND TO:	Ernst & Young LLP

AND TO:	Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Ontario Securities Commission
The Manitoba Securities Commission

The audit committee (the “Audit Committee”) of BCE Inc. (the “Corporation”) has completed a comprehensive request for proposal process (“RFP”) for the 2025 external audit engagement. In keeping with its focus on best corporate governance practices and given the long tenure of Deloitte LLP, Montreal, Quebec (the “Current Auditor”), the Audit Committee had initiated the RFP in 2023. After careful consideration, on the recommendation of the Audit Committee, the board of directors of the Corporation (the “Board”) selected on March 7, 2024 Ernst & Young LLP, Montreal, Quebec (the “Successor Auditor”) as the successor auditor of the Corporation.

The Current Auditor will continue as auditor throughout the financial year ending December 31, 2024, subject to shareholder approval at the annual general meeting of the shareholders of the Corporation to be held on May 2, 2024.

Further to the RFP, at the request of the Corporation, the Current Auditor will resign effective on the business day following the filing of the Corporation’s audited consolidated financial statements for the year ending December 31, 2024 and the Current Auditor’s report thereon (the “Effective Date”). On March 7, 2024, the Board has determined to fill the resulting vacancy in the office of the auditor and appoint, effective as of the Effective Date, the Successor Auditor as the Corporation’s auditor until the annual general meeting of the shareholders of the Corporation to be held in 2025 (the “2025 Shareholder Meeting”).

At the 2025 Shareholder Meeting, the Corporation will propose the Successor Auditor for appointment as auditor of the Corporation, subject to shareholder approval.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:

1.

at the request of the Corporation further to the decision taken by the Board on March 7, 2024 in connection with the RFP, the Current Auditor will resign as auditor of the Corporation effective as of the Effective Date;

2.	the resulting vacancy will be filled by the Board appointing the Successor Auditor as auditor of the Corporation effective as of the Effective Date;

3.	the Current Auditor will not be proposed to shareholders for reappointment as auditor of the Corporation at the 2025 Shareholder Meeting;

4.	the Successor Auditor will be proposed to shareholders for appointment as auditor of the Corporation at the 2025 Shareholder Meeting;

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Schedule B – Change of auditor 15

5.

the Current Auditor’s reports in connection with the audits of the consolidated financial statements for the two most recently completed financial years of the Corporation, being the financial years ended December 31, 2023 and December 31, 2022, have not expressed any modified opinion; and

6.	there are no “reportable events” as such term is defined in NI 51-102.

DATED this 7th day of March, 2024.

BCE INC.

(signed) Thierry Chaumont
Name: Thierry Chaumont
Title: Senior Vice-President, Controller and Tax

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Schedule B – Change of auditor 15

Deloitte LLP La Tour Deloitte 1190 avenue des Canadiens-de-Montréal Suite 500 Montreal QC H3B 0M7 Canada Tel: 1 514-393-7115 Fax: 1 514-393-4104

March 7, 2024

To:

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Department of Justice and Public Safety, Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Ontario Securities Commission

The Manitoba Securities Commission

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of BCE Inc. dated March 7, 2024 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements 1, 3, 5 and 6 and we have no basis to agree or disagree with the statements 2 and 4 contained in the Notice. .

Yours truly,

1

1 CPA auditor, CA, public accountancy permit No. T146423

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Schedule B – Change of auditor 15

Ernst & Young s.r.l./S.E.N.C.R.L Ernst & Young LLP 900, boul. De Maisonneuve Quest Bureau 2300 Montréal (Québec) H3A 0A8	Tél. Tel: +1 514 875 6060 Téléc./Fax: +1 514 879 2600 ey.com

March 7, 2024

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Ontario Securities Commission

The Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	BCE Inc

Change of Auditor Notice dated March 7, 2024

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: The Board of Directors, BCE Inc.

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BCE.CA